Form 20-F/A
period 2024-12-31
WOODSIDE ENERGY GROUP LTD
filed 2025-02-27
CIK 844551

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM
20-F/A
(Amendment No. 1)
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31
,
2024
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
Perth
, Western Australia
6000
Australia
(Address of principal executive offices)
Marcela Louzada
Woodside Energy Group Ltd
|Mia Yellagonga,
11 Mount Street
Perth
, Western
Australia
6000
Australia
Tel: +
61
8 9348 4000
+61 456 994 243
E-mail:
investor@woodside.com
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol	Name of each exchange on which registered
American Depositary Shares	WDS	New York Stock Exchange
Ordinary Shares, no par value per share *		New York Stock Exchange
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
☒
No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

EXPLANATORY NOTE
Woodside Energy Group Ltd (the “Company”) is filing this Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F for the year ended 31 December 2024 (the “Original Form 20-F”), as filed with the United States Securities and Exchange Commission (the “SEC”) on 25 February 2025 (the “Original Filing Date”), solely to correct certain inadvertent typographical errors in Exhibits 13.1 and 13.2. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, this Amendment No. 1 also includes, as Exhibits 12.1 and 12.2, the certifications of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Except as described above, no changes have been made to the Original Form 20-F, and this Amendment No. 1 does not modify, amend or update the financial or other information contained in the Original Form 20-F. This Amendment No. 1 does not reflect any events that have occurred on or after the Original Filing Date. Among other things, the Company has not revised forward-looking statements made in the Original Form 20-F to reflect events that occurred or facts that became known to the Company after the Original Filing Date. Therefore, this Amendment No. 1 should be read in conjunction with the Original Form 20-F.

ITEM 19. EXHIBITS

Exhibit no	Description

12.1*	CEO certification under Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO certification under Section 302 of the Sarbanes-Oxley Act of 2002

13.1#	CEO certification under Section 906 of the Sarbanes-Oxley Act of 2002

13.2#	CFO certification under Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
#	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Woodside Energy Group Ltd

/s/ Marguerite O’Neill

Marguerite O’Neill
Chief Executive Officer

Dated: 27 February 2025