Form 20-F
period 2025-12-31
WOODSIDE ENERGY GROUP LTD
filed 2026-02-24
CIK 844551

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report____________
Commission File No.: 001-41404
Woodside Energy Group Ltd
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Australia
(Jurisdiction of incorporation or organization)
Woodside Energy Group Ltd
Mia Yellagonga, 11 Mount Street Perth, Western Australia 6000
Australia
(Address of principal executive offices)
Vanessa Martin
Woodside Energy Group Ltd
|Mia Yellagonga, 11 Mount Street
Perth, Western Australia 6000
Australia
Tel: +61 8 9348 4000
+61 477 397 961
E-mail: investor@woodside.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
__________________________
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol	Name of each exchange on which registered
American Depositary Shares	WDS	New York Stock Exchange
Ordinary Shares, no par value per share		New York Stock Exchange
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
Ordinary Shares: 1,901,100,143
__________________________
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
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to§240.10D-1(b). ☐
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

INTRODUCTION
Unless otherwise indicated, all references herein to “we”, “our”, the “company”, the “group” or “Woodside” are references to Woodside
Energy Group Ltd and its consolidated subsidiaries.
This document is our annual report on Form 20-F for the year ended 31 December 2025 (“2025 Form 20-F”). Reference is made to our
2025 Annual Report, portions of which are attached hereto as Exhibit 15.2 (the “2025 Annual Report”). Only (i) the information included in this 2025 Form 20-F, (ii) the information in the 2025 Annual Report that is incorporated by reference in this 2025 Form 20-F
(excluding any information that is identified as intentionally omitted in Exhibit 15.2 hereto and any page references incorporated in the incorporated material unless specifically noted otherwise), and (iii) the other exhibits to this 2025 Form 20-F shall be deemed to be filed with the Securities and Exchange Commission (“SEC”) for any purpose, including incorporation by reference into the Registration
Statement on Form F-3 filed on 29 February 2024 (File No. 333-277499), Form S-8 filed on 1 March 2024 (File No. 333-277568), Form
S-8 filed on 1 September 2023 (File No. 333-274296), Form S-8 filed on 28 February 2023 (File No. 333-270076), Form S-8 filed on 15
September 2022 (File No. 333-267432) and Form S-8 filed on 15 June 2022 (File No. 333-265606) and any other documents filed by us pursuant to the Securities Act of 1933, as amended, which purport to incorporate by reference the 2025 Form 20-F. The full 2025 Annual
Report, inclusive of our sustainability report and other information omitted from, or otherwise not incorporated by reference into, this
2025 Form 20-F, has been furnished to the SEC on a Report on Form 6-K.
Unless otherwise indicated, references to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case such reference includes only the information contained under such subheading. Any other information shall not be deemed to be so incorporated by reference.
In addition to the information set out below, the information set forth under the heading “Glossary, units of measure and conversion factors” in Section 6.7 on pages 290-296 of the 2025 Annual Report is incorporated herein by reference.
The 2025 Form 20-F contains references to our website (https://www.woodside.com). Information on our website or any other website referenced in the 2025 Form 20-F is not incorporated into this document and should not be considered part of this document. All references to websites in this 2025 Form 20-F are intended to be inactive textual references for information only and any information contained in or accessible through any such website does not form a part of this 2025 Form 20-F.
The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC.
Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.
In this report, references to a year are to the calendar and financial year ended 31 December 2025 unless otherwise stated. All references to dollars, cents or $ in this report are references to US currency and are stated in Woodside share, unless otherwise stated.
Unless otherwise stated, all Woodside results set out in this 2025 Form 20-F include the performance of the interests acquired as part of the merger with BHP’s petroleum business from 1 June 2022.

FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements.  These statements may relate to Woodside’s business, goals targets, aspirations, plans, expectations, market conditions, results of operations and financial condition, including, but not limited to, statements regarding the timing, completion and outcomes of transactions, construction costs and capital expenditures, supply and demand for Woodside’s products, development, completion and execution of Woodside’s projects, the expected benefits, cash flows and rates of return or other future results of investments, strategies and transactions, the payment of future dividends and the amount thereof, future results of projects, operating activities and new energy products, expectations and plans for renewables production capacity and investments in, and development of, renewables projects, expectations and guidance with respect to production, production costs and other costs, capital expenditure, abandonment expenditure, exploration expenditure and gas hub exposure, trends in commodity prices and currency exchange rates, adoption and implementation of new technologies and expectations regarding the achievement of Woodside’s Scope 1 and 2 greenhouse gas emissions targets and Scope 3 investment and emissions abatement targets (in each case on a net equity or gross equity basis as specified) and other climate and sustainability goals. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘aim’, ‘anticipate’, ‘aspire’,
‘believe’, ‘enable’,  ‘estimate’, ‘expect’, ‘forecast’, ‘foresee’, ‘guidance’, ‘intend’, ‘likely’, ‘may’, ‘objective’, ‘outlook’, ‘pathway’
‘plan’, ‘position’, ‘potential’, ‘project’, ‘schedule’, ‘seek’, ‘should’, ‘strategy’, ‘strive’, ‘target’, ‘will’, and other similar words or expressions. Forward-looking statements in this report are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of future expectations that are based on management’s current expectations.
Those statements and any assumptions on which they are based are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives.
Important factors that could cause actual results to differ materially from those in the forward-looking statements and the assumptions on which they are based include, but are not limited to, fluctuations in commodity prices, actual demand for Woodside products, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve and resource estimates, loss of market, industry competition, pace of technology developments, sustainability and environmental risks, climate related transition and physical risks, safety and personnel risks, changes in accounting standards, economic and financial markets conditions in various countries and regions the actions of third parties, project delay or advancement, regulatory approvals, political risks and the impact of armed conflict and political instability (such as the ongoing conflicts in Ukraine and in the Middle East) on economic activity and oil and gas supply and demand, cost estimates, legislative, fiscal and regulatory developments, including those related to the imposition of tariffs and other trade restrictions, and the effect of future regulatory or legislative actions on Woodside or the industries in which it operates, including potential changes to tax laws, the impact of general economic conditions, inflationary conditions, prevailing exchange rates and interest rates and conditions in financial markets, and risks associated with acquisitions, mergers and joint ventures, including difficulties integrating or separating businesses, uncertainty associated with financial projections, restructuring, increased costs and adverse tax consequences, and uncertainties and liabilities associated with acquired and divested properties and businesses.
A more detailed summary of the key risks relating to Woodside and its business can be found in Item 3.D. Risk Factors. You should review and have regard to these risks when considering the information contained in this report. If any of the assumptions on which a forward-looking statement is based were to change or be found to be incorrect, this would likely cause outcomes to differ from the statements made in this report.
Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements. None of Woodside nor any of its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives, nor any person named in this report or involved in the preparation of the information in this report, makes any representation, assurance, guarantee or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any outcomes, events or results expressed or implied in any forward-looking statement in this report. All forward-looking statements contained in this report reflect Woodside’s views held as at the date of this report and, except as required by applicable law, neither Woodside, its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives nor any person named in this report or involved in the preparation of the information in this report intends to, undertakes to, or assumes any obligation to, provide any additional information or update or revise any of these statements after the date of this report, either to make them conform to actual results or as a result of new information, future events or results, changes in Woodside’s expectations or otherwise.
Past performance (including historical financial and operational information) is given for illustrative purposes only. It is not necessarily a reliable indicator of future performance, including future security prices.
INDUSTRY AND MARKET DATA
This report contains industry, market and competitive position data that are based on industry publications, third-party studies, and
Woodside’s internal estimates and research. These industry publications and third-party studies generally state that the information they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While Woodside believes that each of these publications and third-party studies is reliable and has been prepared by a reputable source, Woodside has not independently verified the market and industry data obtained from these third-party sources and cannot guarantee the accuracy or completeness of such data. There may be differences in the way third parties calculate or report greenhouse gas emissions compared to Woodside, which means third party data may not be comparable to Woodside’s data.
Accordingly, undue reliance should not be placed on any of the industry, market and competitive position data contained in this report.
Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements contained in this report and may differ among third-party sources. These forecasts and forward-
looking information are subject to uncertainty and risk due to a variety of factors, including those described in the sections captioned
“Risk Factors” and “Forward-Looking Statements” elsewhere in this report. These and other factors could cause results to differ materially from those expressed in Woodside’s forecasts or estimates or those of independent third parties. While Woodside believes its internal research is reliable and its selection of industry publications and third-party studies and the description of its market and industry are appropriate, neither such research nor these descriptions have been verified by any independent source.
CLIMATE STRATEGY AND
EMISSIONS DATA
All greenhouse gas emissions data in, or incorporated by reference into, this report are estimates, due to the inherent uncertainty and limitations in measuring or quantifying greenhouse gas emissions. Methodologies for measuring or quantifying greenhouse gas emissions may evolve as market practices continue to develop and data quality and quantity continue to improve.
Woodside “greenhouse gas” or “emissions” information reported are Scope 1 greenhouse gas emissions, Scope 2 greenhouse gas emissions, and/or Scope 3 greenhouse gas emissions, each on a net equity or gross equity basis as specified.
Actual performance against Woodside’s targets (including items that are described as a target) and aspirations or goals may be affected by various risks associated with the Woodside business, the uncertainty as to how the global energy transition to a lower carbon economy will evolve, and physical risks associated with climate change, many of which are beyond Woodside’s control.
The glossary and footnotes included, or incorporated by reference, into this 2025 Form 20-F provide further clarification of “lower carbon” where applicable. Woodside uses the term “lower-carbon services” to describe technologies, such as carbon capture utilization and storage, or “CCUS”, or offsets, that may be capable of reducing the net greenhouse gas emissions of our customers.
Additionally, the developments of environmental and climate change-related issues discussed in this report or the information incorporated by reference herein are based on various frameworks and the interests of various stakeholders that are subject to evolve independently of our will. Moreover, materiality, as used in the context of climate and sustainability-related disclosures, may differ from the materiality standards applied by other reporting regimes, including as defined for SEC reporting purposes. Our disclosures on such issues, including climate-related disclosures that are identified as material for purposes of sustainability in this report, may include information that is not necessarily “material” under US securities laws for SEC reporting purposes or under applicable securities law.
Scope 3 targets are subject to commercial arrangements, commercial feasibility, regulatory and joint venture approvals, and third party activities (which may or may not proceed). Individual investment decisions are subject to Woodside’s investment targets. Such targets are not guidance. Scope 3 targets potentially include both organic and inorganic investment.

USE AND RECONCILIATION OF NON-
IFRS FINANCIAL MEASURES
Woodside’s financial statements are prepared in accordance with the Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board (AASB) and comply with the International Financial Reporting
Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
Certain parts of this report contain financial measures that are not defined in, and have not been prepared in accordance with, IFRS and are not recognised measures of financial performance or liquidity under IFRS. In addition to the financial information contained in this report presented in accordance with IFRS, certain “non-GAAP financial measures” (as defined in Item 10(e) of Regulation S-K under the
US Securities Act of 1933, as amended) have been included in this report. These measures include: EBIT, EBITDA, EBITDA excluding impairment, Gearing, Underlying NPAT, Net debt, Free cash flow, Operating cash flow, Cash margin, Capital expenditure, Exploration expenditure, Net tangible assets, and Net tangible asset per ordinary security.
For further details and a reconciliation of these measures to the most directly comparable IFRS measure presented in Woodside’s financial statements, refer to the information set forth under the heading “Alternative performance measures” in Section 6.6 on pages
284-289 of the 2025 Annual Report is incorporated herein by reference. These non-IFRS financial measures are defined in under the heading “Glossary, units of measure and conversion factors” in Section 6.7 on pages 290-296 of the 2025 Annual Report.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.Directors and Senior Management
Not applicable.
B.Advisers
Not applicable.
C.Auditors
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
A.Offer statistics
Not applicable.
B.Method and Expected Timetable
Not applicable.
ITEM 3. KEY INFORMATION
A.[Reserved]
B.Capitalization and Indebtedness
Not applicable.
C.Reason for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
Woodside recognises that taking risk is necessary for our business and that effective risk management is vital to meeting our objectives. We are committed to managing risks in a proactive, informed and effective manner as a source of competitive advantage.
Our approach is intended to support risk-informed decision making and enable us to pursue the right opportunities while taking into account potential adverse impacts. The objective of our risk management framework is to foster a positive, risk-aware culture by integrating risk management and governance activities into our ways of working. Our risk process delivers a consolidated view of risks across the company to understand our full risk exposure and prioritise risk management and governance.
Woodside’s Risk Appetite Statement is a key element of our risk framework. It sets out the Board’s appetite to take risk in pursuit of our strategic objectives. It provides guidance to the executive and senior management on the type and amount of risk that is acceptable when making decisions, consistent with other company policies.
Woodside’s risk management process is designed to identify, assess and control risks across the organisation. Company-wide risk management activities occur throughout the year and are reported to the Audit & Risk Committee and Executive Leadership Team
twice annually, in addition to deep dives on particular risk areas that occur throughout the year.
We categorise risks in three different ways:
1. Strategic risks
These are risks that could materially affect our ability to achieve our mid- and long-term strategic objectives. Woodside’s disciplined approach to risk management is designed to support the delivery of our strategy. Management and the Board consider a range of risks and opportunities that have the potential to deliver or erode value for our organisation over medium- and longer-
term horizons. Our governance process is designed to factor these risks into our strategic decision-making. We regularly review our portfolio and adapt to changing conditions and emerging risks to seek to maintain our resilience and competitiveness.
Examples of strategic risks include acquisitions and divestments, and the competitiveness of our portfolio mix under a range of scenarios.
2. Emerging risks

These risks capture external threats or factors that have a high degree of uncertainty, are not readily controlled by Woodside and may be unpredictable or rapidly changing. They have the potential to materially affect the achievement of our strategic objectives.
We monitor the external environment to seek to identify emerging risks. Our risk management framework has been designed to allow us to respond to new evolving threats.
Examples of emerging risks include a shifting geopolitical landscape or rapid technological change.
3. Current risks
These quantifiable risks could affect Woodside’s ability to deliver our objectives and require appropriate control and management.
If these risks were to materialise, they could have potential impacts across health and safety, environment, community and culture, reputation and brand, legal and compliance, and financial performance. These impacts may lead to a decline in shareholder value, loss of market share and reductions in asset values. They could also lead to operational delays or stoppages, loss of revenue, increased costs, constraints on our ability to execute and complete transactions or reduced capacity to fund capital projects.
Furthermore, impacts may cause delayed or suspended regulatory approvals, expose the company to legal liabilities and adversely affect Woodside’s reputation, social licence to operate and delivery of our strategy.
Examples of current risks include operational integrity risks such as loss of process containment, structural integrity failure or loss of license to operate.
Woodside maintains a comprehensive risk register, designed to enable management of risks and prioritisation of mitigation actions. Regular reporting to the executive leadership and the Audit & Risk Committee supports effective governance.
Woodside’s risk management process
Our risk management process, informed by the International Standard ISO31000, is designed to provide a consistent and integrated approach to identifying, assessing, managing, and reporting risks that have the potential to affect the achievement of
Woodside’s objectives.
The Audit & Risk Committee plays a crucial role in enabling the Board to meet its oversight responsibility in relation to
Woodside’s risk management. The Sustainability Committee also focuses on sustainability-related risk management.
For more information on Woodside’s risk management process, refer to our Risk Management Policy, available on our website at
woodside.com.
Overview of our Risk Factors
HEALTH & SAFETY
Our business is subject to risks related to safety or major hazard events associated with our activities or facilities.
These may include unanticipated or unforeseeable adverse events that affect our ability to respond, manage and recover from such events.
How is this factor relevant to Woodside?
At Woodside, we believe that our ability to operate safely is critical to our competitiveness. Failure to continue to do so could result in potential impacts on our people and operations, as well as reputational damage with customers, employees, commercial partners and other stakeholders, and sustained production interruptions leading to an inability to meet production forecasts.
Examples of how this factor may affect Woodside
•A loss of containment event or other operational incident on or related to our property or operations could occur, which could have significant impacts including to human health and safety, from personal health, safety and wellbeing through to fatalities. This could result in financial, legal and reputational impacts.
•Natural disasters and severe weather events, such as cyclones, floods, freezes and heatwaves, droughts, earthquakes or other acts of nature, social unrest, pandemic diseases, and criminal actions by external parties could result in injuries, loss of life, disruption of our operations or the loss or suspension of permits or other approvals. Coastal operations may be particularly susceptible to severe weather event impacts.
•Woodside’s operations are subject to numerous laws and regulations relating to public and occupational health and safety.
The requirements of these laws and regulations are becoming increasingly complex, stringent and expensive to implement and comply with.
ENVIRONMENT
Risks associated with major environmental incidents in connection with our activities or facilities including potential incidents that could result in significant loss of hydrocarbon. We are also subject to risks associated with biodiversity and failure to deliver emission reductions in a timely manner, consistent with regulatory and stakeholder expectations.
How is this factor relevant to Woodside?
Woodside’s operations are subject to environmental impacts or risks that can arise as a result of the nature of our operations.

Examples of how this factor may impact Woodside
•An incident may result in a significant loss of hydrocarbon to the environment including when caused by factors that are beyond Woodside’s direct control. These factors include natural disasters, severe weather events, such as cyclones, floods, freezes and heatwaves, droughts, earthquakes or other acts of nature, pandemics, loss of well control, fires, explosions, pipeline ruptures, chemical releases, hydrocarbon releases including maritime releases, releases into navigable waters and groundwater contamination, material or mechanical failure, power outages, industrial accidents, physical or cyber attacks, abnormally pressured or structured formations and other events that cause operations to cease or be curtailed. This may negatively affect Woodside’s businesses and the communities in which we operate.
•Woodside’s operations are subject to numerous laws and regulations relating to environmental protection. The requirements of these laws and regulations are becoming increasingly complex, stringent and expensive to implement.
Costs of compliance with these laws and regulations are significant and can be unpredictable.
•Applicable laws and regulations may obligate Woodside to adjust our various operational practices, plans or strategies, which in turn could cause uncertainty and delay, materially adversely affect our business, financial condition or results of operations. We may also be required to maintain financial assurance through bonds or insurance.
•Third-party insurance may not provide adequate coverage or Woodside may be self-insured with respect to the related losses.
CLIMATE
The global response to climate change is changing the way the world produces and consumes energy. Responses to climate change may create a systemic risk to the global economy and present multiple risks to Woodside, including, a decline in the demand or pricing of our products, or commercial risk from our lower carbon products and services. Legislative and regulatory programs to reduce emissions have been introduced, or are pending, in response to political, social and industry attention on climate change. Climate change may also create physical risks, such as increased frequency and severity of storms, wildfires, floods and other climatic events, as well as chronic shifts in temperature and precipitation patterns.
How is this factor relevant to Woodside?
Woodside’s risks associated with climate change and the transition to a lower-carbon economy include possible impacts to demand (and pricing) for oil, gas and their substitutes, as well as to reputation. Differing global responses to climate change, driven by divergent regulatory and political positions create uncertainty and make long-term planning and investment decisions increasingly challenging for the energy industry.
Legislative and regulatory programs to reduce emissions present strategic and financial threats to Woodside including increased compliance costs within our operations, potential approval delays, asset impairment of high-emission assets, and reputational risk through investor and shareholder activism.
An increase in nature, frequency and magnitude of physical risks may result in production interruptions leading to an inability to meet production forecasts.
Examples of how this factor may affect Woodside
•Climate change is expected to lead to an increase in the frequency and severity of extreme weather events with the potential to impact assets, suppliers, customers or communities.
•Some of Woodside’s stakeholders hold differing opinions about how to address climate change and the energy transition.
This may impact Woodside’s reputation.
•Groups and individuals who are opposed to Woodside’s activities may initiate proceedings or file challenges against
Woodside.
•Countries may pursue policies that lead to lower levels of gas demand over time compared to the external scenarios that inform Woodside’s analysis.
•Woodside’s producing facilities are subject to environmental regulatory limits including for Scope 1 & 2 greenhouse gas emissions, which vary across regions and have the potential to increase.
PRODUCTION AND OPERATIONS
We manage a range of risks within our operations, including commercial risks relating to third-party relationships such as joint venture participants, contract counterparties and our supply chain. Woodside is subject to extensive governmental oversight and regulation in the jurisdictions in which we operate, and such regulations may change in ways that adversely affect our business, results of operations and financial condition. In addition, we are required to comply with securities regulations in Australia, the
United States and elsewhere.
We manage the estimation of proved oil and gas reserves by using judgement and the application of complex rules.

How is this factor relevant to Woodside?
Our operating assets are subject to a range of risks associated with process safety incidents, breaches of cybersecurity, extreme weather events and supply chain disruptions, potentially impacting our production, operations, financial performance and reputation. Joint ventures may limit our control over, and our ability to effectively manage risks associated with our major projects. For projects where we are not the operator, we may be unable to directly control the behaviour, performance and cost of operations.
Our operations are subject to operating and capital expenditures to comply with various national and local laws, regulations and approvals. More stringent standards for greenhouse gas emissions could lead to operational restrictions, increased compliance costs and changes in product pricing and demand. Woodside faces closure and decommissioning risks that require proactive management to safeguard financial stability and reputation. Key challenges include escalating abandonment costs, regulatory compliance obligations, health, safety and environmental hazards, and potential reputational impacts if closure activities are poorly executed. These risks are compounded by operational complexities and supply chain constraints, which have the potential to result in schedule delays and cost overruns.
Examples of how this factor may affect Woodside
•A loss of containment event or other operational incident on or related to our property or operations could occur, which could have significant impacts including to human health and safety, from personal health, safety and wellbeing through to fatalities. This could result in financial, legal and reputational impacts.
•Our JVP may have the ability to exercise veto rights to block certain key decisions or actions that we believe are in our or the joint venture’s best interests or approve those matters without our support.
•Our JVP and contractual counterparties may not be able to meet their financial or other obligations and their actions could result in legal liability and financial loss for Woodside.
•Government policy objectives in the countries in which we do business, now or in the future, could take the form of increased governmental regulations relating to environment, biodiversity, climate, taxation, lease retention, contracts and other commercial matters.
•Supply chain disruptions such as extended lead times for critical spares or imposition of trade sanctions or export controls on key suppliers, may cause outages at our operations, increased costs or delays on our projects.
•A failure to comply with applicable laws, regulations and approvals may result in action, including fines and sanctions being taken against Woodside that could result in cost increases, schedule delays or stoppages or production and operation impacts. Actual or alleged violations of the securities laws that we are subject to could result in private or governmental litigation, civil penalties, regulatory action and shareholder class actions.
•The geographical locations for our operations may present challenges and risks. For example, certain activities undertaken in deep waters are more difficult and costly than in shallower waters and require significant time between the discovery and the time that Woodside can market its production.
•JVP or contractual counterparties may be primarily responsible for the adequacy of the human or technical competencies and capabilities that they bring to bear on the joint project, which may not be adequate.
•Actual or alleged violations of the securities laws that we are subject to could result in private or governmental litigation, civil penalties, regulatory action and shareholder class actions.
•The suspension, revocation, failure to renew or alteration of, or challenges to, the terms of the licences, permits, government contracts or approvals required for our operations.
GROWTH
Growth risks associated with delivery of both major and complex multi-year execution project activities and transactions
(including acquisitions and divestments) across multiple locations around the world, including a reliance on third parties for materials, products and services.
How is this factor relevant to Woodside?
Oil and gas
Woodside’s strategy is to continue to identify growth opportunities, organic and inorganic, and commercialise them. Woodside competes with a wide range of companies as we seek to continue to expand Woodside’s current operations and deliver shareholder value.
Woodside manages relationships with industry partners, including when we enter joint ventures with organisations that may also be competing oil and gas suppliers.
The development of our current and planned capital projects involves numerous challenges and uncertainties that have the potential to impact profitability or, in extreme cases, result in a total loss of investment. Key risks include uncertain geology, drilling at significant depths, the existence and availability of necessary technology and engineering resources. Additional
1. Woodside’s Scope 3 investment target is to invest US$5 billion in new energy products and lower-carbon services by 2030. Woodside’s Scope 3 emissions abatement target is to take FID on new energy products and lower-carbon services by 2030, with a total abatement of capacity of 5 Mtpa CO2-e.
The acquisition of the Beaumont New Ammonia Project has delivered material progress towards our Scope 3 investment and abatement targets.

challenges encompass supply chain constraints; availability of skilled labour, transport infrastructure limitations; licence expirations, project delays – including delays in securing permits – potential cost overruns, and exposure to technical, fiscal, regulatory, political and other conditions.
The development of Louisiana LNG depends on several key factors, including market conditions for natural gas and LNG, transportation logistics, availability of equipment and skilled personnel, project costs, environmental and legal considerations, and regulatory requirements. While our Foreign-Trade Zone status provides benefits that mitigate tariff impacts, changes in trade policies continue to evolve and may impact costs.
The project's performance is subject to market uncertainties, particularly regarding the ability to supply LNG competitively from
North America to overseas markets, especially Europe and Asia. Fluctuations in supply, demand, and pricing could affect the financial outcomes for Louisiana LNG and our business.
Our future oil and gas production depends on continued access to new reserves through exploration, negotiations with governments and other owners of proven reserves, acquisitions, and the development and application of new technologies.
New energy
We have set targets for our new energy products and lower-carbon services. There is uncertainty around the pace of required technological innovation and the reliability of technologies that will be needed to transition to a lower-carbon economy. New energy products and lower carbon services, such as hydrogen or ammonia, face uncertain demand forecasts, may be more difficult to commercialise than expected or may not be able to be commercialised safely or as efficiently as expected at scale. Woodside may also face unforeseen obstacles in the commercialisation of a future carbon capture business and in the implementation of other lower-carbon services and emission reduction efforts.1
Examples of how this factor may affect Woodside
•An unbalanced portfolio of oil and gas and new energy, that may not meet the market’s needs.
•Limited or reduced market share resulting in a loss of shareholder value and a failure to deliver expected returns.
•Project schedule delays or cost increases due to labour or material shortages, geopolitical conflicts, regulatory approvals or other unanticipated events.
•Failure to identify, execute or implement strategic transactions, including acquisitions and divestments, or to achieve the full benefits of those transactions.
•The scale and complexity of projects such as Louisiana LNG will require substantial capital and operating investment.
Higher capital demands, prolonged weakness in oil and gas prices, or reduced cash flow could negatively impact our financial position and growth prospects. In such cases, we may need additional debt financing, which could be costly or unavailable, face potential credit rating downgrades, divest assets, or miss strategic opportunities.
•The development of acquired assets may lead to significant capital and operating expenses being incurred. This may result in a requirement to incur additional debt, and we may not be able to obtain financing in the future on acceptable terms.
•Woodside relies on third-party suppliers and partners for materials, products, and services. This dependency introduces risks beyond Woodside’s direct control. For example, the successful production of lower-carbon ammonia at Beaumont
New Ammonia is contingent on ExxonMobil’s CCS facility becoming operational. Similarly, the supply for the Louisiana
LNG project will be sourced from external providers. Any failure by these third parties to deliver on time, at required quality standards, or at competitive prices – or any inability to secure alternative sources – could materially impact project timelines, costs, and overall success.
•Credit rating agencies could downgrade our credit ratings below currently expected levels, particularly if Woodside is unable to undertake a material sell-down of its interest in LALNG HoldCo in the near term.
•Woodside may be unable to compete with other larger companies in the industry with greater resources at their disposal.
•Louisiana LNG has not yet secured purchase agreements for most of its expected production volumes. Failure to finalise contracts or sell an adequate portion of the ultimate expected volumes, could significantly impact the project’s prospects and financial performance.
SOCIAL LICENCE
Social licence risks are associated with actual or perceived deviation from social or business expectations of ethical behaviour
(including breaches of laws or regulations) and social responsibility (including community contribution and impacts on the environment, climate, biodiversity, human rights or cultural heritage), particularly as these expectations evolve and as Woodside expands its operations around the world.

How is this factor relevant to Woodside?
Communities, Indigenous Peoples including Traditional Owners and Custodians, government authorities, investors and other groups form significant relationships with our organisation on the basis that Woodside will meet our stakeholders’ expectations.
Woodside operates across multiple jurisdictions with varying levels of political, legal, and fiscal stability. Certain regions present heightened operational and business risks that could materially impact our reputation, activities and financial performance.
Examples of how this factor may affect Woodside
•Lost or limited stakeholder support for our current business and future opportunities, resulting in refusal or delay in approvals, permits or authorisations and potential cost overruns.
•New or amended laws and regulations, or new or different applications or interpretations of existing laws and regulations.
•Risks from the violation or perceived violation of certain laws and regulations, which may result in class action lawsuits, litigation and activism, allegations of legal compliance failures and greenwashing.
•Reductions in the availability of, or less favourable terms for, financing and other forms of capital.
•We process personal data throughout our operations, and any failure to protect it or use it lawfully and ethically could result in significant harm to individuals and expose the company to reputational and regulatory risk.
•Third-party risks that are outside of our control could negatively affect our reputation and licence to operate, including reputational damage to the oil and gas industry at large.
PEOPLE AND CULTURE
These risks are associated with the ability to attract, retain, develop and motivate employees to succeed and safeguard both current and future performance and growth.
How is this factor relevant to Woodside?
People are key to the success of Woodside. We must build and maintain a capable workforce if we are to achieve our objectives.
An effective operating model with a balanced organisational structure is important to allow us to conduct our operations and pursue new opportunities. For Woodside to remain an employer of choice, our culture must support our current employees and attract the best new candidates.
The conduct of Woodside, our employees and our third-party partners could result in actual or alleged breaches of laws, regulations and approvals, including fraud, corruption, anti-competitive behaviour, money laundering, breaching trade or financial sanctions, market manipulation, privacy breaches, ethical misconduct and wider organisational cultural failings.
Examples of how this factor may affect Woodside
•During periods of high demand for skilled resources, Woodside may be unable to fill critical roles at acceptable costs or at all, leading to operational impacts.
•A limited ability to operate due to our people leaving critical roles.
•An inability to pursue innovation opportunities due to a skills shortage.
•Loss of key personnel or expert knowledge.
•Actual or alleged misconduct, including fraud and corruption.
•An inability to reach timely agreements with employees including where representation by third parties may result in industrial action.
FINANCIAL MANAGEMENT
Woodside is exposed to treasury risks, including liquidity, interest rate, foreign exchange, and credit risk. Our financial position is influenced by global macroeconomic conditions and market and commodity volatility, which also affect the valuation of assets and liabilities.
How is this factor relevant to Woodside?
Woodside must be financially well positioned in order to pursue our strategic objectives and remain resilient during times of economic challenge. Several factors can affect our position.
Capital management
For Woodside to operate sustainably we must make risk informed decisions related to allocation of capital. We seek to apply a disciplined and balanced approach to capital management through the commodity price cycle.

From time to time, Woodside has relied on access to capital markets for funding. Our ability to obtain additional financing or refinancing will be subject to a number of factors, including general economic and market conditions such as rising interest rates, inflation or unstable or illiquid market conditions.
Commodity price risk
Commodity price fluctuations can materially influence Woodside’s revenue, cash flow, and asset valuations, requiring disciplined capital allocation and proactive risk management to maintain financial resilience through the price cycle.
Foreign exchange risk:
Woodside is exposed to foreign currency risk from future commitments, financial assets and financial liabilities that are not denominated in US dollars. See section A in Notes to the financial Statements in “Item 18. Financial Statements” in this 2025
Form 20-F for further information.
Interest rate risk:
This is the risk that Woodside’s financial position will fluctuate due to changes in market interest rates. Woodside’s risk relates primarily to financial instruments with floating interest rates including long-term debt obligations, cash and short-term deposits.
See section C in Notes to the financial Statements in “Item 18. Financial Statements” in this 2025 Form 20-F for further information.
Credit risk:
Woodside is exposed to credit risk, where counterparties may fail to meet payment or performance obligations under contractual arrangements. Such defaults, while infrequent, could result in financial losses and impact our operations.
If any of these risks materialise, they could significantly impact Woodside’s earnings, cash flows, and overall financial position.
Examples of how this factor may impact Woodside
•Reduced ability to fund our strategy, including our projects, may limit growth and execution.
•Operating across multiple jurisdictions exposes us to varying economic and political conditions, creating global market volatility risks.
•Restriction of debt market access or reliance on bonds and commercial paper for funding could impact our liquidity and operations.
•Interest rate fluctuations or any deterioration in credit rating could increase borrowing costs.
•Some financial institutions are limiting exposure to fossil fuel projects, potentially affecting funding availability.
•Sustained price declines or heightened volatility could constrain funding capacity and covenant headroom, reinforcing the need for robust liquidity management, stress testing and prudent decision making.
•We are exposed to foreign exchange risk from currency fluctuations and exchange controls associated with our international operations. While we apply hedging strategies, these measures do not fully eliminate the risk or perform as expected.
•Counterparty defaults on payment or performance obligations could result in financial losses.
•Impairments of assets, goodwill or other intangible assets, or a significant increase in capital and operational expenditure as a result of acquisitions or investing in projects, could have a significant negative effect on our reported net income and our ability to pay dividends in one or more accounting periods if the level of impairment were to exceed profits available for distribution.
COMMERCIAL AND MARKET
Woodside is exposed to commercial and market risks primarily driven by the global energy transition, fluid market dynamics, commodity price volatility, geopolitical tensions and trade tariffs and restrictions increasing supply chain costs and complexity.
Commercial and market risks are associated with the ability to capture value whether markets are stable or volatile. Generally,
Woodside does not have control over the factors that affect market development and prices.
How is this factor relevant to Woodside?
Woodside’s revenues are primarily derived from the sale of oil and gas. The prices Woodside receives for these products are variable and are affected by global economic factors beyond Woodside’s control.
Uncertainty in macroeconomic conditions, tariffs, the energy transition, and geopolitical tensions can create strategic and financial challenges for Woodside. Volatile commodity prices and inflationary pressures can erode margins and disrupt capital planning, while tariffs and trade restrictions increase supply chain costs and complexity. The pace and direction of the energy transition introduces regulatory and market uncertainty, potentially impacting demand for hydrocarbons and accelerating the need for portfolio diversification. Collectively, these factors can materially affect Woodside’s earnings, cash flows, and investment decisions, requiring robust scenario planning, disciplined capital allocation, and proactive risk management designed to safeguard long-term shareholder value.
We seek to forecast changes in the economic factors to enable us to maintain a strong market position during challenging economic times. See “Item 11. Quantitative and qualitative disclosures about market risk” of this 2025 Form 20-F.
Examples of how this factor may impact Woodside
•Sustained decline or significant volatility in energy prices, such as the volatility experienced in recent years, may decrease the viability or attractiveness of projects or may increase the challenges associated with future revenue and delivery of our strategy.
•An imbalance in supply and demand, a slowdown in global GDP growth or economic activity in the markets in which we or our customers operate can affect commodity price cycles. Our ability to forecast market conditions determines whether we are affected positively or negatively. For instance, a significant increase in supply to the LNG market in the near to medium term could result in prolonged depressed prices.
•Geopolitical tensions, including conflicts and sanctions, may disrupt trade flows resulting in the introduction or increase in trade tariffs. This has the potential to complicate supply chains for critical equipment, escalate operational and project costs and reduce competitiveness.
•Woodside may become a less attractive JVP, reducing our ability to execute projects with partners or increasing the cost to do so.
•Shareholder returns are reduced due to lower commodity prices.
•Woodside’s acquisition activities carry the risk that anticipated benefits may not be fully realised due to factors such as less-than-expected reserves, reduced production or changed circumstances, such as price decline or an inability to capture market optimisation opportunities; bear unexpected integration costs or experience other integration difficulties;
experience share price declines based on the market’s evaluation of the activity; or be subject to liabilities that are greater than anticipated. Similar risks may apply to Woodside’s development activities and potential divestments.
•If we inaccurately forecast the global demand for our LNG products, we may face difficulties obtaining longer-term sales contracts with desirable commercial terms.
•If counterparties to our derivative instruments are unable to fulfil their obligations, a larger percentage of our future oil and gas production could be subject to price changes.
DIGITAL AND CYBERSECURITY
These risks are associated with adopting and implementing new technologies, while safeguarding our digital information and landscape (including from cyber threats) across our value chain.
How is this factor relevant to Woodside?
Woodside relies significantly on information and operational technology systems for its core operations. As a result, we are heavily reliant on secure, affordable and resilient IT services provided both in-house and by third parties. Woodside must protect the confidentiality, integrity and availability of digital information and operational technologies. Woodside’s technology systems, including artificial intelligence and machine learning, may be targeted by an internal or external malicious act or our systems may be disrupted unintentionally. Additionally, the cost of implementing and maintaining effective technology systems may be higher than anticipated. While our technology controls are designed to protect against all causes of disruption, we cannot be certain that they will protect our systems in all cases.
Examples of how this factor may impact Woodside
•Cybersecurity risks are increasing due to more sophisticated attacks, rapid technology changes, geopolitical tensions, and evolving regulations across the markets in which we operate. Woodside has faced, and expects to continue facing, cybersecurity threats such as ransomware, denial-of-service, hacktivism, and nation-state attacks targeting critical energy infrastructure. In addition, non-malicious IT incidents have occurred and may happen again, potentially impacting operations and data security. In the event of a cyber attack, Woodside’s confidential or sensitive information may be made public or held for ransom.
•Our operations may be disrupted if unauthorised access to our process control systems, or the systems of vendors on which we rely, occurs.
•Rapid advancements in digital technologies, including AI and quantum computing, are ongoing. If we do not effectively harness these technologies, our business operations may become less efficient, and our product offerings could lose their competitive edge, ultimately hindering our ability to execute our strategy.
•Misuse of AI (e.g., biased algorithms misreporting) could damage Woodside’s credibility with investors, regulators, communities and other stakeholders.
•As AI adoption grows, Woodside faces compliance with evolving rules around data governance, reporting, and safety standards. Misalignment could delay projects or attract non-compliance penalties.

•Litigation and governmental investigations may arise from the occurrence of a cyber attack.
•There may be potential adverse impacts on our reputation, the safety and privacy of our employees and the communities in which we operate.
ITEM 4. INFORMATION ON THE COMPANY
A.History and Development of the Company
Woodside was registered under Australian corporate law in 1971 and listed on the Australian Securities Exchange (the ASX) on
18 November 1971. Woodside’s shares are currently listed on the ASX under the ticker symbol ‘WDS’ and its American
Depositary Shares (ADS) are listed on the NYSE under the symbol ‘WDS’. Following the approval of Woodside shareholders at
Woodside’s Annual General Meeting on 19 May 2022, Woodside changed its name from ‘Woodside Petroleum Ltd.’ to
‘Woodside Energy Group Ltd’ effective 20 May 2022. Woodside’s registered office is Mia Yellagonga, 11 Mount Street, Perth,
Western Australia 6000, Australia, telephone +61 8 9348 4000.
The information set forth under the following headings of the 2025 Annual Report is incorporated herein by reference:
•Section 1: Overview from pages 4-11
•Section 2.3: Financial overview from pages 17-18
•Section 2.5: Business model and value chain from pages 22-23
•Section 3: Our Business from pages 24-39
•Documents on display in Section 6.4: Shareholder statistics on page 274.
See Three-Year Financial Analysis in “Item 5.A Operating Results” of this 2025 Form 20-F.

B.Business Overview
The information set forth under the following headings of the 2025 Annual Report is incorporated herein by reference:
•Section 1: Overview from pages 4-11
•Section 2: Strategy and Financial Performance from pages 12-23
•Section 3: Our Business from pages 24-39
•Section 6.3: Additional disclosures from pages 257-271.
See Three-Year Financial Analysis in “Item 5.A Operating Results” of this 2025 Form 20-F.
Applicable laws and regulations
The information set forth under the following headings of the 2025 Annual Report is incorporated herein by reference:
•Government regulations in Section 6.3: Additional disclosures from pages 263-271
•Material limitations in Section 6.3: Additional disclosures on page 271
•Summary of material legal proceedings in Section 6.3: Additional disclosures on page 271.
Disclosures regarding oil and gas operations
The information set forth under the following headings of the 2025 Annual Report is incorporated herein by reference:
•Drilling and other exploratory and development activities in Section 6.3: Additional disclosures on page 257
•Present development activities continuing as of 31 December 2025 in Section 6.3: Additional disclosures on page
257
•Oil and gas properties, wells, operations and acreage in Section 6.3: Additional disclosures on pages 258
•Delivery commitments in Section 6.3: Additional disclosures on page 258
•Production in Section 6.3: Additional disclosures on page 259.
RESERVES STATEMENT
About the Reserves Statement
This Reserves Statement presents Woodside’s proved oil and gas reserves, as of 31 December 2025, in accordance with the regulations of the United States Securities and Exchange Commission (SEC).1
Unless stated otherwise, the following apply to this Reserves Statement: The effective date for reserves estimates is
31 December 2025. Estimates have been prepared in accordance with the reserves definitions of Rules 4-10(a) of SEC
Regulations S-X and are calculated using SEC-compliant economic assumptions and pricing. Production is reported for the period from 1 January 2025 to 31 December 2025. Reserves and production stated are Woodside’s net share and inclusive of fuel consumed in operations. See “Methodology” below.
All numbers are internal estimates produced by Woodside. Estimates of reserves should be regarded only as estimates that may change over time as additional information and production history becomes available. See “Forward-Looking
Statements”.
2025 proved reserves
Woodside produced a total of 211.4 MMboe in 2025, including 197.7 MMboe produced for sale and 13.7 MMboe of production consumed as fuel in operations.2 At 31 December 2025, Woodside’s proved (1P) reserves were
1,882.1 MMboe (Table 1, 2).
As a result of the divestment of the Greater Angostura assets in Trinidad and Tobago, Woodside’s proved developed reserves decreased by 16.3 MMboe (shown as acquisitions and divestments in Table 2).
In 2025, excluding divestments and production, Woodside's proved reserves increased by 134.1 MMboe (shown as extensions and discoveries, revisions of previous estimates, and improved recovery in Table 2). Key drivers for these changes included:
•production driven technical updates at Greater Pluto in Australia contributed to proved reserves increases of 25.6 MMboe
(included as revisions of previous estimates in Table 2)
•field performance, technical updates and the final investment decision on Greater Western Flank 4 (GWF4) at North
West Shelf in Australia contributed to proved reserves increases of 34.6 MMboe.3 Of these changes, the final investment decision on GWF4 resulted in proved reserves increases of 16.4 MMboe (included as extensions and discoveries, and revisions of previous estimates in Table 2)

•field performance, technical updates and the final investment decision on Turrum Phase 3 at Bass Strait in Australia resulted in proved reserves increases of 17.4 MMboe (included as extensions and discoveries, and revisions of previous estimates in Table 2)
•field performance and technical updates at several Exmouth fields in Australia contributed to proved reserves increases of
12.2 MMboe
•field performance and technical updates at Sangomar in Senegal contributed to proved reserves increases of
27.9 MMboe. Of these changes, reservoir performance supported the booking of water injection volumes in the S400 reservoirs at Sangomar, resulting in proved reserves increases of 7.7 MMboe (included as improved recovery in Table 2)
•final investment decision on a water injection expansion project at Atlantis in the United States resulted in proved reserves increases of 7.6 MMboe (included as improved recovery in Table 2). In addition, field performance and technical updates across several Gulf of America fields in the United States contributed to additional proved reserves increases of 9.1 MMboe.
The transfers of undeveloped to developed reserves associated with successful start-up of development wells in Australia and in the United States are discussed in the 2025 proved undeveloped reserves section of this Reserves Statement.
Table 1: Woodside’s proved reserves4,5,6 overview (net Woodside share, as at 31 December 2025)

	Natural gas[7] Bcf[10]	NGLs[8] MMbbl[11]	Oil & condensate MMbbl	Total[9] MMboe[12]	Fuel included in total MMboe

Proved[13] developed[14] and undeveloped[15]	7,637.1	18.0	524.3	1,882.1	170.3

Proved developed	1,740.7	15.3	322.9	643.6	52.3

Proved undeveloped	5,896.4	2.7	201.4	1,238.5	118.0
Small differences are due to rounding
2024 proved reserves
Woodside produced a total of 206.3 MMboe in 2024, including 192.7 MMboe produced for sale and 13.6 MMboe of production consumed as fuel in operations.2 At 31 December 2024, Woodside’s remaining proved (1P) reserves were
1,975.7 MMboe (Table 2).
As a result of completion of the sale of 10.0% and 15.1% non-operating participating interest in the Scarborough Joint Venture in Australia, Woodside’s proved undeveloped reserves decreased by 323.0 MMboe (shown as acquisitions and divestments in
Table 2, 3).
In 2024, revisions of previous estimates and extensions resulted in proved reserves increases of 54.9 MMboe. Key drivers for these changes included:
•post start-up field performance at Sangomar in Senegal contributed to a proved reserves increase of 16.2 MMboe
•performance based revisions, technical updates and the final investment decision on a development opportunity in North
West Shelf in Australia contributed to a proved reserves increase of 13.4 MMboe3
•performance and technical updates at Bass Strait and multiple Exmouth fields in Australia contributed to a proved reserves increase of 20.5 MMboe
•final investment decision on Xena-3 in Greater Pluto in Australia resulted in extensions of proved reserves of 7.1 MMboe
•initial field performance and technical updates at Mad Dog Phase 2 in the United States contributed to a proved reserves decrease of 8.1 MMboe
The transfers of undeveloped to developed reserves associated with successful start-up of Sangomar, start-up of development wells in the United States and start-up of two compression projects in Australia are discussed in the 2024 proved undeveloped reserves section of this Reserves Statement.
2023 proved reserves
Woodside produced a total of 201.0 MMboe in 2023, including 186.1 MMboe produced for sale and 15.0 MMboe of production consumed as fuel in operations.2 At 31 December 2023, Woodside’s remaining proved reserves were
2,450.1 MMboe (Table 2).
The first-time booking of reserves at Trion in Mexico and Mad Dog Southwest in the United States increased proved reserves by 204.1 MMboe (shown as extensions and discoveries in Table 2), of which:
•final investment decision and regulatory approval of the field development plan at Trion in August 2023 increased proved reserves by 194.8 MMboe16; and

•approval of the Mad Dog Southwest Extension project increased proved reserves by 9.3 MMboe.
Revisions of previous estimates in 2023 resulted in a net increase of 61.8 MMboe for proved reserves. Key drivers for these revisions included:
•asset optimisation, including injector to producer conversions, and field performance at Angostura and Ruby in Trinidad and Tobago contributed to a proved reserves increase of 13.0 MMboe
•improved overall field performance and technical updates in North West Shelf increased proved reserves by 49.7 MMboe
•performance based revisions at Shenzi decreased proved reserves by 13.4 MMboe.
The transfers of undeveloped reserves to developed reserves are discussed in the 2023 proved undeveloped reserves section of this Reserves Statement.
Methodology
Reserves estimates have not been adjusted for risk. Proved reserves are estimated and reported on a net interest basis, excluding royalties owned by others, in accordance with the SEC regulations, and have been determined in accordance with
SEC Rule 4-10(a) of Regulation S-X. As defined by the SEC, proved reserves are those quantities of crude oil, condensate, natural gas, and natural gas liquids that, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs and under existing economic conditions, operating methods, operating contracts, and government regulations. Unless evidence indicates that renewal of existing operating contracts is reasonably certain, estimates of economically producible reserves reflect only the period before the contracts expire. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence within a reasonable time.
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
Governance and assurance
Woodside has several processes designed to provide assurance for reserves reporting, including its Reserves and Resources
Policy and Standards, reserves estimation guidance, annual staff training, and minimum experience levels. In addition,
Woodside has a dedicated and independent Corporate Reserves Team (CRT) that provides oversight and assurance of the reserves assessments and reporting processes. Reserves are estimated by staff in teams directly responsible for development and production activities. These individuals are trained in the fundamentals of reserves reporting and are approved by the CRT on an annual basis. Reserves estimates are reviewed annually by the CRT to ensure technical quality, adherence to
Woodside’s Reserves and Resources Policy and Standards and compliance with SEC reporting requirements. All reserves are reviewed and approved by Woodside’s Qualified Petroleum Reserves Evaluator and approved by senior management and
Woodside’s Board prior to public reporting.
Qualified Petroleum Reserves Evaluator statement
The estimates of petroleum reserves are based on and fairly represent information and supporting documentation prepared by, or under the supervision of Mr. Benjamin Ziker, Woodside’s Vice President Reserves and Subsurface, who is a full-time employee of the company and a member of the Society of Petroleum Engineers. The Reserves Statement as a whole has been approved by Mr. Ziker. Mr. Ziker’s qualifications include a Bachelor of Science (Chemical Engineering) from Rice University
(Houston, Texas, USA), and 27 years of relevant experience.

Table 2: Proved developed and undeveloped reserves reconciliation (net Woodside share, three years ending
31 December 2025)

	Australia				International[17]				Total

	Natural gas	NGLs	Oil & condensate	Total	Natural gas	NGLs	Oil & condensate	Total	Natural gas	NGLs	Oil & condensate	Total

	Bcf	MMbbl	MMbbl	MMboe	Bcf	MMbbl	MMbbl	MMboe	Bcf	MMbbl	MMbbl	MMboe

Reserves as at 31 December 2022	10,455.8	17.3	79.7	1,931.4	327.8	9.0	387.3	453.8	10,783.6	26.3	467.0	2,385.2

Acquisitions and divestments[18]	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Extensions and discoveries[19]	0.0	0.0	0.0	0.0	177.9	0.4	172.5	204.1	177.9	0.4	172.5	204.1

Revisions of previous estimates[20]	308.6	2.2	15.4	71.8	35.6	(0.6)	(15.6)	(9.9)	344.3	1.6	(0.2)	61.8

Production	(738.4)	(5.9)	(22.7)	(158.1)	(70.6)	(1.4)	(29.2)	(43.0)	(809.0)	(7.3)	(51.8)	(201.0)

Reserves as at 31 December 2023	10,026.1	13.6	72.5	1,845.1	470.7	7.4	515.0	605.0	10,496.9	21.0	587.5	2,450.1

Acquisitions and divestments	(1,841.3)	0.0	0.0	(323.0)	0.0	0.0	0.0	0.0	(1,841.3)	0.0	0.0	(323.0)

Extensions and discoveries	37.7	0.0	0.5	7.1	0.0	0.0	0.0	0.0	37.7	0.0	0.5	7.1

Revisions of previous estimates	108.6	4.3	11.1	34.4	25.8	0.2	8.6	13.4	134.4	4.5	19.8	47.9

Production	(714.2)	(5.1)	(20.7)	(151.1)	(63.5)	(1.6)	(42.5)	(55.2)	(777.8)	(6.7)	(63.2)	(206.3)

Reserves as at 31 December 2024	7,616.9	12.8	63.4	1,412.5	433.0	6.0	481.2	563.2	8,049.9	18.9	544.6	1,975.7

Acquisitions and divestments	0.0	0.0	0.0	0.0	(91.9)	0.0	(0.2)	(16.3)	(91.9)	0.0	(0.2)	(16.3)

Extensions and discoveries	75.6	1.1	3.4	17.7	0.0	0.0	0.0	0.0	75.6	1.1	3.4	17.7

Revisions of previous estimates	341.9	3.0	9.1	72.1	(13.4)	0.2	31.1	29.0	328.5	3.3	40.2	101.1

Improved recovery[21]	0.0	0.0	0.0	0.0	3.7	0.5	14.3	15.4	3.7	0.5	14.3	15.4

Production	(684.1)	(4.1)	(18.7)	(142.8)	(44.5)	(1.6)	(59.1)	(68.5)	(728.6)	(5.7)	(77.8)	(211.4)

Reserves as at 31 December 2025[22]	7,350.2	12.8	57.1	1,359.5	286.9	5.1	467.2	522.7	7,637.1	18.0	524.3	1,882.1

Fuel included in 31 December 2025 reserves	843.4	0.8	0.0	148.8	122.6	0.0	0.0	21.5	966.0	0.8	0.0	170.3

Proved developed and undeveloped reserves

Proved developed reserves

as at 31 December 2022	2,722.6	16.7	73.3	567.6	202.5	5.9	161.0	202.4	2,925.1	22.5	234.3	770.0

as at 31 December 2023	2,361.3	12.6	67.9	494.8	220.8	6.1	198.0	242.8	2,582.1	18.7	266.0	737.7

as at 31 December 2024	1,748.5	12.4	58.4	377.6	246.5	5.0	281.0	329.2	1,995.0	17.4	339.4	706.8

as at 31 December 2025	1,641.6	11.2	51.0	350.2	99.0	4.1	272.0	293.4	1,740.7	15.3	322.9	643.6

Proved undeveloped reserves

as at 31 December 2022	7,733.2	0.7	6.4	1,363.8	125.2	3.1	226.3	251.4	7,858.5	3.8	232.8	1,615.2

as at 31 December 2023	7,664.9	1.0	4.6	1,350.3	249.9	1.3	317.0	362.2	7,914.7	2.3	321.6	1,712.5

as at 31 December 2024	5,868.4	0.4	5.0	1,034.9	186.5	1.1	200.2	234.0	6,054.9	1.5	205.2	1,268.9

as at 31 December 2025	5,708.5	1.6	6.2	1,009.3	187.9	1.1	195.2	229.2	5,896.4	2.7	201.4	1,238.5
Small differences are due to rounding
2025 proved undeveloped reserves
At 31 December 2025, Woodside’s remaining proved undeveloped reserves were 1,238.5 MMboe, representing a decrease of
30.4 MMboe from the 1,268.9 MMboe as at 31 December 2024 (Table 3).
In 2025, 67.2 MMboe of proved undeveloped reserves were transferred to proved developed reserves with the start-up of development wells at Greater Pluto (47.3 MMboe), Bass Strait (4.1 MMboe), North West Shelf (1.2 MMboe), and Mad Dog
and Atlantis (14.6 MMboe).
Technical updates, performance based revisions and development plan changes in Australia and the United States resulted in revisions of previous estimates, contributing to a 11.5 MMboe increase in proved undeveloped reserves. The final investment decision on Greater Western Flank 4 (North West Shelf) and Turrum Phase 3 (Bass Strait) in Australia resulted in proved undeveloped reserves increases of 22.5 MMboe (included as revisions of previous estimates, and extensions and discoveries in

Table 3). In addition, the final investment decision on a water injection expansion project in the Atlantis field resulted in improved recovery additions to proved undeveloped reserves of 7.6 MMboe.
Only undeveloped reserves in Julimar-Brunello and Greater Pluto have remained undeveloped for longer than five years from the dates they were initially reported and are expected to be developed in a phased manner to meet long-term contractual commitments. Both projects are being progressed, demonstrating an intent to proceed with development3.
As of 31 December 2025, approximately 88% of Woodside’s proved undeveloped reserves are scheduled to be developed within five years of initial disclosure. The remaining proved undeveloped reserves (approximately 12%) are associated with large and complex capital investment projects, which are scheduled to be developed beyond five years from initial disclosure primarily due to facility ullage constraints and scheduled offshore drilling campaigns. Woodside is committed to these projects and continues to actively progress the development of these volumes.
In 2025, Woodside incurred approximately US$3.2 billion progressing the transfer of proved undeveloped reserves to proved developed reserves. These expenditures were primarily associated with field development activities at Scarborough and Trion, with additional capital associated with field developments that achieved, or are expected to achieve, development status upon completion.
2024 proved undeveloped reserves
At 31 December 2024, Woodside’s remaining proved undeveloped reserves were 1,268.9 MMboe, representing a decrease of
443.6 MMboe from the 1,712.5 MMboe as at 31 December 2023 (Table 3).
Following completion of the sales of 10.0% and 15.1% non-operating participating interest in the Scarborough Joint Venture in March 2024 and October 2024, respectively, Woodside’s proved undeveloped reserves decreased by 323.0 MMboe.
In 2024, 132.6 MMboe of proved undeveloped reserves were transferred to proved developed reserves with start-up of development wells in Sangomar (94.5 MMboe), Mad Dog and Atlantis (24.0 MMboe), and compression projects at Bass Strait
(9.3 MMboe) and Macedon (4.9 MMboe).
Revisions of previous estimates resulted in proved undeveloped reserves increases of 5.0 MMboe. Technical updates at
Greater Pluto resulted in proved undeveloped reserves increases of 20.7 MMboe, primarily due to production acceleration and onshore facility limits. Initial field performance and technical updates at Mad Dog and strong base performance at Julimar-
Brunello in Australia contributed to proved undeveloped reserves decreases of 12.4 MMboe and 7.4 MMboe, respectively.
The final investment decision and approval of multiple development opportunities in the United States and Australia, and minor development plan changes in the United States, resulted in proved undeveloped reserves increases of 5.2 MMboe.
The final investment decision on a single well development in Greater Pluto (Xena-3) resulted in extensions of proved undeveloped reserves of 7.1 MMboe.
Only undeveloped reserves in Julimar-Brunello have remained undeveloped for longer than five years from the dates they were initially reported and are expected to be developed in a phased manner to meet long-term contractual commitments. The project is included in the company business plan, demonstrating the intent to proceed with the development.
As of 31 December 2024, approximately 88% of Woodside’s proved undeveloped reserves are scheduled to be developed within five years of initial disclosure. The remaining proved undeveloped reserves (approximately 12%) are associated with large and complex capital investment projects, which are scheduled to be developed beyond five years from initial disclosure primarily due to facility ullage constraints and scheduled offshore drilling campaigns. Woodside is committed to these projects and continues to actively progress the development of these volumes.
During 2024, Woodside incurred approximately US$4.0 billion progressing the transfer of proved undeveloped reserves for projects where development status was achieved in 2024 or is expected to be achieved when development is completed in the future.
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
In 2023, 87.7 MMboe of proved undeveloped reserves were transferred to proved developed reserves with start-up of development wells in Mad Dog Phase 2 (56.0 MMboe), Shenzi North (10.5 MMboe), Atlantis (8.7 MMboe), and Pyrenees
(1.1 MMboe), and completion of offshore Pluto water handling (11.3 MMboe). Technical studies and performance resulted in a 3.4 MMboe decrease to proved undeveloped reserves. The effect of commodity prices relative to 2022 resulted in a
15.8 MMboe reduction to proved undeveloped reserves at Sangomar.
Only undeveloped reserves in Julimar-Brunello have remained undeveloped for longer than five years from the dates they were initially reported and are expected to be developed in a phased manner to meet long-term contractual commitments. The project is included in the company business plan, demonstrating the intent to proceed with the development.

As of 31 December 2023, approximately 89% of Woodside’s proved undeveloped reserves are scheduled to be developed within five years of initial disclosure. The remaining proved undeveloped reserves (approximately 11%) are associated with large and complex capital investment projects, which are scheduled to be developed beyond five years from initial disclosure primarily due to facility ullage constraints and scheduled offshore drilling campaigns. Woodside is committed to these projects and continues to actively progress the development of these volumes.
During 2023, Woodside incurred approximately US$4.7 billion progressing the transfer of proved undeveloped reserves for projects where development status was achieved in 2023 or is expected to be achieved when development is completed in the future.
Table 3: Proved undeveloped reserves reconciliation (net Woodside share, three years ending 31 December 2025)

MMboe	2025	2024	2023
Proved undeveloped opening balance	1,268.9	1,712.5	1,615.2
Extensions and discoveries	17.7	7.1	204.1
Transfers to proved developed reserves	(67.2)	(132.6)	(87.7)
Revisions of previous estimates	11.5	5.0	(19.2)

Performance, technical studies, development plan changes, and other	11.5	5.0	(3.4)

Price	0.0	0.0	(15.8)

Improved recovery	7.6	0.0	0.0
Acquisitions and divestments	0.0	(323.0)	0.0
Proved undeveloped closing balance	1,238.5	1,268.9	1,712.5
Small differences are due to rounding
Notes to the Reserves Statement
1.Woodside is an Australian company listed on the Australian Securities Exchange and the New York Stock Exchange.
Woodside reports its proved reserves in accordance with SEC regulations. These guidelines are also compliant with
2018 Society of Petroleum Engineers/World Petroleum Council/American Association of Petroleum Geologists/Society
of Petroleum Evaluation Engineers Petroleum Resources Management System (SPE-PRMS).
2.‘Production’ is the volume of natural gas, natural gas liquids (NGLs), condensate and oil produced during the period from 1 January to 31 December of the reporting year, and converted to ‘MMboe’ for the specific purpose of reserves reconciliation. The production volume figures in this Reserves Statement differ from the production volume figures reported in Woodside’s annual and quarterly reports, because the production volume figures reported in this Reserves
Statement include all fuel consumed in operations but exclude 1.1 MMboe (2023), 1.2 MMboe (2024), and 1.2 MMboe
(2025) of volumes from feed gas purchased from Pluto non-operating participants and processed via the Pluto-KGP
Interconnector. Other small differences are due to rounding.
3.In this Reserves Statement, Woodside’s interests, including those in the North West Shelf Project Area and Julimar-
Brunello, represent interests at the end of the reporting period. On 19 December 2024 Woodside issued an announcement entitled “Woodside Simplifies Portfolio and Unlocks Long-Term Value”, describing an asset swap with
Chevron. The transaction would, if completed, result in changes to Woodside’s interests in the North West Shelf
Project Area and Julimar-Brunello. Completion of the transaction is subject to customary conditions precedent, including Australian Competition and Consumer Commission and Foreign Investment Review Board clearances and other applicable State and Federal and regulatory approvals, relevant third-party consents and pre-emption rights of the continuing joint venture participants. The transaction is also subject to the completion of Julimar Phase 3 Project execution and handover which is expected in 2026, and the completion of certain ongoing abandonment activities.
4.For offshore oil projects, the reference point is defined as the outlet of the floating production storage and offloading facility (FPSO) or platform, while for the onshore gas projects the reference point is defined as the outlet of the downstream (onshore) gas processing facility.
5.‘Reserves’ are estimated quantities of petroleum that have been demonstrated to be producible from known accumulations in which the company has a material interest from a given date forward, at commercial rates, under presently anticipated production methods, operating conditions, prices, and costs. Woodside reports reserves inclusive of all fuel consumed in operations. Proved reserves are estimated and reported in accordance with SEC regulations which are also compliant with SPE-PRMS guidelines. SEC-compliant proved reserves estimates use a more restrictive, rules-based approach and are generally lower than estimates prepared solely in accordance with SPE-PRMS guidelines due to, among other things, the requirement to use commodity prices based on the average of first of month prices during the 12-month period in the reporting company’s fiscal year.
6.All proved reserves estimates have been estimated using deterministic methods and reported on a net interest basis in accordance with the SEC regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-
X. Unless otherwise stated, all petroleum estimates reported at the company or region level are aggregated by arithmetic summation by category. The aggregated proved reserves may be a conservative estimate due to the portfolio effects of arithmetic summation.

7.‘Natural gas’ is defined as the gas product associated with liquefied natural gas (LNG) and pipeline gas. Liquid volumes of crude oil, condensate and NGLs are reported separately.
8.‘Natural gas liquids’ or ‘NGLs’ is defined as the product associated with liquified petroleum gas (LPG) and consists of propane, butane, and ethane - individually or as a mixture.
9.‘Total’ includes fuel consumed in operations.
10.‘Bcf’ means billions (109) of cubic feet of gas at standard oilfield conditions of 14.696 psi (101.325 kPa) and
60 degrees Fahrenheit (15.56 degrees Celsius).
11.‘MMbbl’ means millions (106) of barrels of NGLs, oil and condensate at standard oilfield conditions of 14.696 psi
(101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius).
12.‘MMboe’ means millions (106) of barrels of oil equivalent. Natural Gas volumes are converted to oil equivalent volumes via a constant conversion factor, which for Woodside is 5.7 Bcf of dry gas per 1 MMboe. Volumes of NGLs,
oil and condensate are converted from MMbbl to MMboe on a 1:1 ratio.
13.‘Proved reserves’ are those quantities of crude oil, condensate, natural gas and NGLs that, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs and under existing economic conditions, operating methods, operating contracts, and government regulations. Proved reserves are estimated and reported on a net interest basis in accordance with the SEC regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X.
14.‘Developed reserves’ are those reserves that are producible through currently existing completions and installed facilities for treatment, compression, transportation and delivery, using existing operating methods and standards.
15.‘Undeveloped reserves’ are those reserves for which wells and facilities have not been installed or executed but are expected to be recovered through future significant investments.
16.The estimation of material additions to proved reserves was developed through the utilization of available well and reservoir information. This included, but not limited to, well logs, well test data, core data and analyses, seismic data, pressure data, PVT data, and geologic data. This information formed the basis for a range of engineering and geoscience analyses, including numerical simulation, uncertainty studies, analogue benchmarking, and geologic and petrophysical studies.
17.‘International’ consists of Trinidad and Tobago, Senegal, Mexico, and the United States, none of which individually accounts for 15% or more of Woodside’s total proved reserves as of 31 December 2025. The United States accounts for the largest percentage of proved reserves within the ‘International’ segment. In reporting years 2023, 2024, and 2025, the United States accounted for 291.6 MMboe (12%), 249.7 MMboe (13%), and 232.9 MMboe (12%) of Woodside’s
total proved reserves, respectively.
18.‘Acquisitions and divestments’ are revisions that represent changes (either upward or downward) in previous estimates of reserves which result from either purchase or sale of interests and/or execution of contracts conveying entitlement.
19.‘Extensions and discoveries’ represent additions to reserves that result from increased areal extensions of previously discovered fields demonstrated to exist subsequent to the original discovery and/or discovery of reserves in new fields or new reservoirs in old fields.
20.‘Revisions of previous estimates’ are changes (either upward or downward) in previous estimates of reserves, resulting from new information normally obtained from development drilling and production history, or resulting from a change in economic factors.
21.'Improved recovery' refers to the incremental petroleum volumes obtained beyond primary recovery mechanisms, typically through methods such as water flooding, secondary, or tertiary recovery processes.
22.Scarborough proved undeveloped reserves as at 31 December 2025 are 5,494.7 Bcf (964.0 MMboe). Development
activities are underway. In this Reserves Statement, Scarborough estimates are based on 74.9% interest in the
Scarborough Joint Venture.

Supplementary oil and gas information pursuant to FASB Topic 932
The following information is reported pursuant to Financial Accounting Standards Board (FASB) Accounting Standard
Codification ‘Extractive Activities-Oil and Gas’ (Topic 932) and SEC requirements set out in Subpart 1200 of Regulation S-
K.
Reserves
Proved oil and gas reserves information is included above under the heading “Reserves Statement”.
Capitalised Costs Relating To Oil And Gas Production Activities
The following table shows the aggregate capitalised costs related to oil and gas exploration and production activities, and the related accumulated depreciation, depletion, amortisation and valuation provisions.

	Australia	International	Total
	US$m	US$m	US$m
2025
Unproved properties	1,370	1,009	2,379
Proved properties[1]	56,226	21,108	77,334
Total costs	57,596	22,117	79,713
Less: Accumulated depreciation, depletion, amortisation and valuation provisions	(31,432)	(8,153)	(39,585)
Net capitalised costs	26,164	13,964	40,128

2024
Unproved properties	1,358	895	2,253
Proved properties[1]	54,189	20,032	74,221
Total costs	55,547	20,927	76,474
Less: Accumulated depreciation, depletion, amortisation and valuation provisions	(30,244)	(5,936)	(36,180)
Net capitalised costs	25,303	14,991	40,294

2023
Unproved properties	1,193	1,109	2,302
Proved properties[1]	52,563	18,039	70,602
Total costs	53,756	19,148	72,904
Less: Accumulated depreciation, depletion, amortisation and valuation provisions	(27,548)	(3,994)	(31,542)
Net capitalised costs	26,208	15,154	41,362
1.Proved properties include the fair value ascribed to future phases of certain projects acquired through business combinations.

Costs Incurred Relating To Oil And Gas Property Acquisition, Exploration And Development Activities
The following table shows the costs incurred related to oil and gas property acquisition, exploration and development activities (expensed and capitalised). Amounts shown include interest capitalised.

	Australia	International	Total
	US$m	US$m	US$m
2025
Exploration[1]	51	212	263
Development[2]	2,562	1,475	4,037
Total Costs[3]	2,613	1,687	4,300

2024
Exploration[1]	61	358	419
Development	3,072	1,714	4,786
Total Costs[3]	3,133	2,072	5,205

2023
Exploration[1]	103	420	523
Development	3,315	2,124	5,439
Total Costs[3]	3,418	2,544	5,962
1.Represents gross exploration expenditure, including capitalised exploration expenditure, geological and geophysical expenditure and development evaluation costs charged to income as incurred.
2.Total development costs includes $3,552 million of expenditure and $485 million of capitalised interest in 2025.
3.Total costs include $4,121 million (2024: $4,885 million, 2023: $5,683 million) capitalised during the year.

Results Of Operations From Oil And Gas Production Activities

	Australia	International	Total
	US$m	US$m	US$m
2025
Oil and gas revenue	7,188	4,069	11,257
Production costs	(1,115)	(637)	(1,752)
Exploration expenses	(34)	(149)	(183)
Depreciation, depletion, amortisation and valuation provision[1]	(2,438)	(2,591)	(5,029)
Production taxes[2]	(200)	(24)	(224)
Accretion expense[3]	(214)	(66)	(280)
Income taxes	(1,043)	(278)	(1,321)
Royalty-related taxes[4]	(358)	-	(358)
Results of oil and gas producing activities[5]	1,786	324	2,110

2024
Oil and gas revenue	8,276	3,412	11,688
Production costs	(1,147)	(579)	(1,726)
Exploration expenses	(47)	(282)	(329)
Depreciation, depletion, amortisation and valuation provision[1]	(2,679)	(1,857)	(4,536)
Production taxes[2]	(287)	(29)	(316)
Accretion expense[3]	(223)	(66)	(289)
Income taxes	(1,140)	(249)	(1,389)
Royalty-related taxes[4]	(91)	-	(91)
Results of oil and gas producing activities[5]	2,662	350	3,012

2023
Oil and gas revenue	9,699	2,564	12,263
Production costs	(1,396)	(402)	(1,798)
Exploration expenses	(55)	(299)	(354)
Depreciation, depletion, amortisation and valuation provision[1]	(3,288)	(2,555)	(5,843)
Production taxes[2]	(363)	(29)	(392)
Accretion expense[3]	(179)	(58)	(237)
Income taxes	(1,449)	—	(1,449)
Royalty-related taxes[4]	(367)	-	(367)
Results of oil and gas producing activities[5]	2,602	(779)	1,823
1.Includes valuation provision recognition of nil (2024: a valuation provision recognition of nil; 2023: a valuation provision recognition of $1,917 million).
2.Includes royalties and excise duty.
3.Represents the unwinding of the discount on the closure and rehabilitation provision.
4.Includes petroleum resource rent tax and petroleum revenue tax where applicable. Excludes deferred tax (benefit)/expense of
$(9) million (2024: $(487) million; 2023: $531 million).
5.This table reflects the results of our oil and gas activities as reported in note A.1 ‘Segment revenue and expenses’ in "Item 18.
Financial Statements". Other income, other expenses, general and administrative costs and amounts relating to the marketing and corporate segments within the note are excluded.

Standardised Measure Of Discounted Future Net Cash Flows Relating To Proved Oil And Gas Reserves (Standardised
Measure)
The following tables set out the standardised measure of discounted future net cash flows, and changes therein, related to the
Group’s estimated proved reserves as presented in the Reserves Statement, and should be read in conjunction with that disclosure. See “Item 4: Information on the Company” of this 2025 Form 20-F.
The analysis is prepared in compliance with FASB Oil and Gas Disclosure requirements, applying certain prescribed assumptions under Topic 932 including the use of unweighted average first-day-of-the-month prices for the previous 12-
months, year-end cost factors, currently enacted tax rates and an annual discount factor of 10% to year-end quantities of net proved reserves.
Certain key assumptions prescribed under Topic 932 are arbitrary in nature and may not prove to be accurate. The reserve estimates on which the standardised measure is based are subject to revision as further technical information becomes available or economic conditions change.
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
Woodside Standardised Measure Year Ended 31 December

	Australia	International	Total
	US$m	US$m	US$m

2025
Future cash inflows	61,468	31,289	92,757
Future production costs	(23,922)	(10,048)	(33,970)
Future development costs[1]	(8,956)	(5,753)	(14,709)
Future income taxes	(9,080)	(2,781)	(11,861)
Future net cash flows	19,510	12,707	32,217
Discount at 10% per annum	(6,927)	(5,026)	(11,953)
Standardised measure	12,583	7,681	20,264

2024
Future cash inflows	67,576	37,800	105,376
Future production costs	(24,198)	(11,150)	(35,348)
Future development costs[1]	(9,350)	(6,766)	(16,116)
Future income taxes	(11,631)	(4,776)	(16,407)
Future net cash flows	22,397	15,108	37,505
Discount at 10% per annum	(8,157)	(6,493)	(14,650)
Standardised measure	14,240	8,615	22,855

2023
Future cash inflows	114,168	41,307	155,475
Future production costs	(31,945)	(11,344)	(43,289)
Future development costs[1]	(10,758)	(8,216)	(18,974)
Future income taxes	(27,527)	(5,375)	(32,902)
Future net cash flows	43,938	16,372	60,310
Discount at 10% per annum	(20,024)	(8,133)	(28,157)
Standardised measure	23,914	8,239	32,153
1. Future development costs include decommissioning.

Changes in standardised measure are presented in the following table:

	2025	2024	2023
	US$m	US$m	US$m
Changes in the standardised measure
Standardised measure at the beginning of the year	22,855	32,153	54,143
Revisions:
Prices, net of production costs	(4,995)	(12,139)	(41,132)
Changes in future development costs	(2,208)	(2,695)	(2,288)
Revisions of reserves quantity estimates	3,502	1,848	3,156
Accretion of discount	2,876	4,496	8,039
Changes in production timing and other	347	662	(707)
Sales of oil and gas, net of production costs	(9,362)	(9,963)	(10,500)
Sales of reserves-in-place	(107)	(3,492)	—
Previously estimated development costs incurred	4,368	5,061	5,276
Extensions, discoveries, and improved recoveries, net of future costs	495	160	1,174
Changes in future income taxes	2,493	6,764	14,992
Standardised measure at the end of the year	20,264	22,855	32,153
Changes in reserves quantities are shown in the Reserves Statement in “Item 4. Information on the Company” of this 2025 Form 20-F.
Accounting For Suspended Exploratory Well Costs
Expenditure on exploration and evaluation is accounted for in accordance with the area of interest method. Areas of interest are based on a geographical area for which the rights of tenure are current. All exploration and evaluation expenditure, including general permit activity, geological and geophysical costs, and new venture activity costs is expensed as incurred except for the following:
•where the expenditure relates to an exploration discovery for which the assessment of the existence or otherwise of economically recoverable hydrocarbons is not yet complete; or
•where the expenditure is expected to be recouped through successful exploitation of the area of interest, or alternatively, by its sale.
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
Upon approval for the commercial development of an area of interest, accumulated expenditure for the area of interest is transferred to property, plant and equipment.
In the consolidated statement of cash flows, those cash flows associated with capitalised exploration and evaluation expenditure, including unsuccessful wells, are classified as cash flows used in investing activities.
The following table provides the changes to the capitalised exploratory well costs that were pending the determination of proved reserves for the three years ended 31 December 2025, 31 December 2024 and 31 December 2023.

	2025	2024	2023
	US$m	US$m	US$m
Movement in capitalised exploratory well costs[1]
At the beginning of the year	721	668	807
Additions to the capitalised exploratory well costs pending the determination of proved reserves	80	90	169
Capitalised exploratory well costs expensed[2]	(5)	(8)	(4)
Capitalised exploratory well costs reclassiﬁed to wells, equipment and facilities based on the determination of proved reserves	(6)	(29)	(304)
At the end of the year	790	721	668
1.Suspended exploratory well costs represent capitalised exploration, evaluation and permit acquisition costs.
2.Includes amortisation of licence acquisition costs.

The following table provides an ageing of capitalised exploratory well costs, based on the date the drilling was completed, and the number of projects for which exploratory well costs has been capitalised for a period greater than one year since the completion of drilling.
Exploration activity typically involves drilling multiple wells, over a number of years, to fully evaluate and appraise a project.
The term “project” as used in this disclosure refers primarily to individual wells and associated exploratory activities.

	2025	2024	2023
	US$m	US$m	US$m
Ageing of capitalised exploratory well costs
Exploratory well costs capitalised for a period of one year or less	35	97	71
Exploratory well costs capitalised for a period greater than one year	755	624	597
At the end of the year	790	721	668

	2025	2024	2023
Number of projects that have been capitalised for a period greater than one year	7	7	12

C.Organizational Structure
See “Item 18. Financial Statements” of this 2025 Form 20-F.
Exhibit 8.1 to this 2025 Form 20-F is incorporated herein by reference.
D.Property, Plant and Equipment
The information set forth under the following headings of the 2025 Annual Report is incorporated herein by reference:
•Section 1.5: Global portfolio from pages 10-11
•Section 3: Our Business from pages 24-39
•Section 6.5: Asset facts from pages 281-283
See “Item 18. Financial Statements” of this 2025 Form 20-F.
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM  5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The financial statements of Woodside have been prepared in accordance with the requirements of the International Financial Reporting
Standards (IFRS) as issued by the International Accounting Standards Board. See “Item 18. Financial Statements” of this 2025 Form 20-
F. See also “Use and reconciliation of Non-IFRS Financial Measures” for further information concerning non-IFRS financial measures presented in this 2025 Form 20-F.
A.Operating Results
The information set forth under the following headings of the 2025 Annual Report is incorporated herein by reference:
•Section 1: Overview from pages 4-11
•Section 2: Strategy and Financial Performance from pages 12-23
•Section 3: Our Business from pages 24-39
•Quantitative and qualitative disclosures about market risk in Section 6.3: Additional disclosures from pages 260-262
•Government regulations in Section 6.3: Additional disclosures from pages 263-271
•Material limitations in Section 6.3: Additional disclosures on page 271.
See “Item 18. Financial Statements” of this 2025 Form 20-F.
THREE-YEAR FINANCIAL ANALYSIS
Three-year Pricing Overview
Woodside’s results from operations are significantly influenced by global energy market conditions. In 2023, gas prices were above historic averages, reflecting the lingering effects of years of underinvestment and the supply shock caused by Russia’s invasion of Ukraine, though they began to decline following milder weather and elevated stock levels across Europe. In 2024, despite ongoing geopolitical tensions, energy prices were range‑bound. Supported by OPEC+ market management, dated Brent averaged $80/bbl, while LNG prices eased from earlier peaks as countries prioritised energy security and maintained storage levels. In 2025, global energy markets stabilised amid moderate economic growth. Volatility in the oil price eased over 2025, with increased supply from OPEC+ partially offset by Chinese stockpiling throughout the year and global geopolitical risks. Global gas markets remained balanced in 2025, with higher imports into Europe to meet peak energy demand, especially during winter, offset by lower imports into Asia due to Chinese demand.

Seasonality
Woodside’s revenue is exposed to commodity price fluctuations through the sale of hydrocarbons. Commodity pricing can be affected by seasonal energy demand movements in different markets.

Financial results	2025	2024	2023
	US$m	US$m	US$m

Operating revenue	12,984	13,179	13,994
Cost of sales	(8,448)	(7,501)	(7,519)
Gross profit	4,536	5,678	6,475
Other income	948	624	322
Other expenses	(1,452)	(1,788)	(1,573)
Net other expenses	(504)	(1,164)	(1,251)
Impairment losses	(143)	–	(1,917)
Impairment reversals	–	–	–
Profit before tax and net finance costs	3,889	4,514	3,307
Net finance costs	(40)	(145)	(34)
Total tax expense	(1,112)	(723)	(1,551)
Profit after tax	2,737	3,646	1,722
Attributable to equity holders of the parent	2,718	3,573	1,660
Attributable to non-controlling interests	19	73	62
Profit for the period	2,737	3,646	1,722
Woodside’s profit after tax attributable to equity holders of the parent decreased to $2,718 million in 2025 from $3,573 million in
2024 and increased compared to $1,660 million in 2023
Operating revenue decreased by $195 million, or 1%, to $12,984 million from 2024 to 2025. The decrease was primarily due to lower average Brent, WTI and JCC price markers, natural field decline at NWS and divestment of Greater Angostura assets offset by a full year of Sangomar operations and more third-party trades. Operating revenue decreased by $815 million, or 6%, from
2023 to 2024. The decrease was primarily due to lower average Brent, WTI, TTF, and JKM price markers, natural field decline at
Bass Strait and NWS, Trinidad planned turnaround and reduced third-party trades offset by the start of production at Sangomar.
Cost of sales increased by $947 million, or 13%, to $8,448 million from 2024 to 2025, primarily due to a full year of Sangomar operations and more third-party trades offset by lower NWS depreciation due to natural field decline and lower royalties, excise and levies driven by lower prices. Cost of sales decreased by $18 million, or nil per cent movement, from 2023 to 2024, primarily due to fewer external LNG trades and lower royalties, excise and levies driven by lower prices offset by cost of sales associated with Sangomar’s first production.
Net other expenses decreased by $660 million, or 57%, to $504 million from 2024 to 2025, primarily due to a fair value gain on remeasurement of the Perdaman embedded derivative, gain on hedging activities and profit on sale of Greater Angostura assets offset by increased restoration provision estimates at closed sites. Net other expenses decreased by $87 million, or 7%, from 2023 to 2024, primarily due to a fair value reduction on remeasurement of the Perdaman embedded derivative and increased restoration provision estimates at closed sites offset by lower losses on hedging activities and profit on the sell-down of non-operating interests in Scarborough to LNG Japan and JERA.
In 2025, an impairment loss totalling $143 million was recognised on the H2OK Project, compared to no impairment losses in
2024. An impairment loss totalling $1,917 million was recognised on the Shenzi, Wheatstone and Pyrenees assets in 2023. For more information on impairment refer to Note B.4 Impairment of exploration and evaluation, property, plant and equipment and goodwill in Section"Item 17. Financial Statements".
Net finance costs decreased by $105 million, or 72%, to $40 million from 2024 to 2025, primarily due to interest capitalised on the Louisiana LNG and Scarborough projects. Net finance costs increased by $111 million, or 326%, from 2023 to 2024, primarily due to reduced average cash in term deposits and higher debt drawdown.
Total tax expense comprises income tax and petroleum resource rent tax (PRRT). Income tax expense decreased by $51 million, or6%, to $763 million from 2024 to 2025, primarily due to lower taxable profit and recognition of a deferred tax asset (DTA) on
Louisiana LNG final investment decision (FID) offset by the recognition of a DTA on Sangomar first production and the tax base associated with the Scarborough sell-down to JERA in 2024. PRRT expense increased by $440 million, or 484%, to $349 million from 2024 to 2025, primarily due to the PRRT DTA recognised at Pluto in 2024. Income tax expense increased by $161 million, or 25%, from 2023 to 2024, driven by higher taxable profit. PRRT expense decreased by $989 million, or 110%, from 2023 to
2024, primarily due to the movement in a Pluto PRRT DTA which was derecognised in 2023 and reinstated in 2024 due to an increase in forecast assessable income due to higher prices.

Volumes, realised prices and operating revenues by product
The following describes movements in Woodside’s operating revenues including a discussion of production volumes, sales volumes and realised prices for the years ended 31 December 2025, 2024 and 2023.

	Units	2025	2024	2023
Production volumes[1]
LNG	Bcf	450.9	487.3	505.0
Pipeline gas	Bcf	206.1	219.6	226.3
Crude oil and condensate	MMbbl	77.9	63.2	51.8
NGLs	MMbbl	5.7	6.6	7.1
Total production[2]	MMboe	198.8	193.9	187.2

Sales volumes[3,4]
LNG[5]	Bcf	533.1	550.2	592.7
Pipeline gas	Bcf	203.3	215.5	225.7
Crude oil and condensate	MMbbl	77.3	63.2	50.3
NGLs	MMbbl	5.7	6.4	7.1
Total sales volumes[2,5]	MMboe	212.2	204.0	201.1

	Units	2025	2024	2023
Average realised prices[4]
LNG[5]	$/Mcf	11.2	11.6	13.8
Pipeline gas	$/Mcf	6.5	6.3	6.1
Crude oil and condensate	$/bbl	68.0	77.2	79.0
NGLs	$/bbl	42.2	48.0	39.5
Volume - weighted average[5]	$/boe	60.2	63.4	68.6
Operating revenue[3,4]
LNG	$m	5,960	6,401	8,165
Pipeline gas	$m	1,324	1,349	1,374
Crude oil and condensate	$m	5,257	4,887	3,981
NGLs	$m	241	306	281
Other revenue	$m	202	236	193
Operating revenue	$m	12,984	13,179	13,994

1.Production volumes for 2025, 2024 and 2023 include 1.2 MMboe, 1.2 MMboe and 1.1 MMboe, respectively, of production from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.
2.LNG and Pipeline gas volumes are converted to oil equivalent volumes via a constant conversion factor, which for Woodside is 5.7 billion cubic feet (bcf) of gas per 1 million barrel of oil equivalent (MMboe). Volumes of NGLs, oil and condensate are converted from MMbbl to
MMboe on a 1:1 ratio.
3.Sales volumes for 2025, 2024 and 2023 include 18.3 MMboe, 12.3 MMboe and 15.6 MMboe, respectively, of purchased volumes sourced from third parties. These third-party volumes are primarily LNG cargoes purchased from Corpus Christi LNG through a long-term offtake agreement and from the spot market. Sales volumes also include feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.
4.Sales volumes differ from production volumes primarily due to the timing of liftings and the exclusion of third-party purchased volumes.
Average realised prices and operating revenue include third-party purchased volumes.
5.Sales volumes exclude periodic adjustments reflecting the arrangements governing Wheatstone LNG sales. The 2024 and 2023 comparatives for sales volume and average realised price have been restated to be presented on the same basis.
LNG
Revenue from the sale of LNG decreased by $441 million, or 7%, to $5,960 million from 2024 to 2025, primarily due to decreases in Brent and JCC price markers and lower volumes due to NWS natural field decline offset by more third-party trades.
Revenue from the sale of LNG decreased by $1,764 million, or 22%, from 2023 to 2024, primarily due to decreases in Brent, JCC
JKM and TTF price markers and lower volumes due to NWS natural field decline.
Pipeline gas
Revenue from the sale of pipeline gas decreased by $25 million, or 2%, to $1,324 million from 2024 to 2025, primarily due to divestment of Greater Angostura assets offset by higher Australian demand.
Revenue from the sale of pipeline gas decreased by $25 million, or 2%, from 2023 to 2024, primarily due to Bass Strait natural field decline, planned turnaround and lower prices at Trinidad.

Crude oil and condensate
Revenue from the sale of crude oil and condensate increased by $370 million, or 8%, to $5,257 million from 2024 to 2025, primarily due to a full year of Sangomar operations offset by a decrease in Brent and WTI price markers.
Revenue from the sale of crude oil and condensate increased by $906 million, or 23%, from 2023 to 2024, primarily due to
Sangomar first production.
NGLs
Revenue from the sale of NGLs decreased by $65 million, or 21%, to $241 million from 2024 to 2025, due to lower prices and traded volumes via third party purchases.
Revenue from the sale of NGLs increased by $25 million, or 9%, from 2023 to 2024, due to higher traded volumes via third party purchases.
Other revenue
Other revenue comprises of processing and services tariff revenue received from non-controlling interests and plant processing fees.
Performance by segment
Woodside has identified its operating segments based on the internal reports that are reviewed and used by the Chief Executive
Officer to assess performance and allocate resources within the business. For more information on our reportable segments, please refer to Note A.1 Segment revenue and expenses in “Item 18. Financial Statements” of this 2025 Form 20-F.
As the Group continues to invest in new energy and integrate these activities across its operations, changes have been made to the way financial information is presented. New energy projects that have reached a final investment decision (FID) are now reported within either the Australia or International segments, depending on their geographical location.
The Group’s disclosed operating segments have been updated to reflect this change, and the comparative information for 2024 and
2023 has been restated to ensure consistency of presentation.
The performance of operating segments is evaluated based on profit before tax and net finance costs, and is measured in accordance with Woodside’s accounting policies. Financing requirements, including cash and debt balances, finance income, finance costs and taxes for Woodside and its subsidiaries are managed at a Group level.
Australia
Detailed below is the financial and operating information for our Australian operations comparing 2025, 2024 and 2023.

Key metric	Units	2025	2024	2023
Operating revenue	$m	7,501	8,541	9,802
Profit before tax and net finance costs	$m	3,118	4,614	4,487
Total production	MMboe	131.5	139.5	145.1
Average realised prices
LNG[1]	$/Mcf	10.6	11.0	13.5
Pipeline gas	$/Mcf	6.9	7.1	6.8
Crude oil and condensate	$/bbl	69.4	78.7	80.0
Natural gas liquids	$/bbl	47.3	51.2	39.1
1.Sales volumes exclude periodic adjustments reflecting the arrangements governing Wheatstone LNG sales. The 2024 and 2023 comparatives for sales volume and average realised price have been restated to be presented on the same basis.
Financial results
Operating revenue decreased by $1,040 million, or 12%, to $7,501 million from 2024 to 2025, primarily due to lower Brent and
JCC price markers and NWS natural field decline. The section entitled “Three-year pricing overview” has more information.
Profit before tax and net finance costs decreased by $1,496 million, or 32%, to $3,118 million from 2024 to 2025, primarily due to lower operating revenue, profit from the sale of non-operating interests in the Scarborough Project in 2024 and restoration provision updates.
Operating revenue decreased by $1,261 million, from 2023 to 2024 primarily due to lower LNG realised prices and natural field decline of Bass Strait and NWS, partially offset by higher realised prices for pipeline gas and NGL, planned turnaround activities in 2023 and higher Wheatstone mitigation cargoes
Profit before tax and net finance costs increased by $127 million, or 3%, from 2023 to 2024 primarily due to pre-tax impairments incurred in 2023 and profit from the sale of non-operating interest in the Scarborough Project, partially offset by lower prices.

Production
Production volumes for the Australia segment decreased by 8.0 MMboe, or 6%, to 131.5 MMboe from 2024 to 2025, primarily due to natural field decline and impact of tropical weather at NWS.
Production volumes for the Australia segment decreased by 5.6 MMboe, or 4%, from 2023 to 2024, primarily due to natural field decline at Bass Strait and NWS partially offset by absence of Pluto planned turnaround activities.
International
Financial and operating information for our international operations comparing 2025, 2024 and 2023 is detailed below.

Key metric	Units	2025	2024	2023
Operating revenue	$m	4,069	3,405	2,549
Profit/(loss) before tax and net finance costs	$m	836	601	(808)
Total production	MMboe	67.3	54.4	42.1
Average realised prices
Pipeline gas	$/Mcf	4.5	4.0	4.3
Crude oil and condensate	$/bbl	66.9	75.3	76.8
Natural gas liquids	$/bbl	21.4	24.8	21.1
Financial results
Operating revenue increased by $664 million, or 20%, to $4,069 million from 2024 to 2025, primarily due to a full year of Sangomar operations offset by lower WTI prices.
Profit before tax and net finance costs increased by $235 million, or 39%, to $836 million primarily due to a full year of
Sangomar operations, gain on sale of Greater Angostura assets and exploration write offs in 2024.
Operating revenue increased by $856 million, or 34%, from 2023 to 2024, primarily due to the start of production at Sangomar partially offset by planned turnaround and timing of crude lifts at Trinidad.
Profit before tax and net finance costs increased by $1,409 million, or 174%, from 2023 to 2024, primarily due to the absence of pre-tax impairment of the Shenzi asset of $1,383 million.
Production
Production volumes for the International segment increased by 12.9 MMboe, or 24%, to 67.3 MMboe from 2024 to 2025, primarily due to a full year of Sangomar operations offset by divestment of Greater Angostura assets.
Production volumes for the International segment increased by 12.3 MMboe, or 29%, from 2023 to 2024, primarily due to the start of production at Sangomar.
Marketing
Financial and operating information for our marketing operations comparing 2025, 2024 and 2023 is detailed below.

Key metric	Units	2025	2024	2023
Operating revenue	$m	1,414	1,233	1,643
Profit before tax and net finance costs	$m	308	427	375
Average realised prices
LNG	$/Mcf	12.9	12.1	13.4
Liquids	$/boe	57.9	61.5	78.9
Financial results
Operating revenue increased by $181 million, or 15%, to $1,414 million from 2024 to 2025, primarily due to more third‑party trades.
Profit before tax and net finance costs decreased by $119 million, or 28%, to $308 million from 2024 to 2025, primarily due to hedge losses and lower average realised price offset by more third-party trades.
Operating revenue decreased by $410 million, or 25%, from 2023 to 2024, primarily due to lower average realised price and fewer third-party trades.
Profit before tax and net finance costs increased by $52 million, or 14%, from 2023 to 2024, primarily due to higher volumes marketed and hedge gains partially offset by lower average realised price.

Corporate items
Financial information for our Corporate items comparing 2025, 2024 and 2023 is detailed below.

Key metric	Units	2025	2024	2023
Loss before tax and net finance costs	$m	(373)	(1,128)	(747)
Loss before tax and net finance costs decreased by $755 million, or 67%, to $373 million from 2024 to 2025, primarily due to a fair value gain on remeasurement of the Perdaman embedded derivative and a gain on hedging activities.
Loss before tax and net finance costs increased by $381 million, or 51%, from 2023 to 2024, primarily due to a fair value reduction on remeasurement of the Perdaman embedded derivative.
CAPITAL AND EXPLORATION EXPENDITURE
Woodside’s capital expenditures vary from year to year depending on the projects that it is undertaking, their stage of development and Woodside’s participating share in these projects and contractual arrangements with project participants.
Woodside’s exploration expenditures vary from year to year depending on its strategic priorities and the exploration projects which it undertakes.
For more information, refer to notes B.1 Segment production and growth assets, B.2 Exploration and evaluation and B.3 Property, plant and equipment in “Item 18. Financial Statements” of this 2025 Form 20-F.
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
IFRS. For more information on non-IFRS measures, including reconciliations to Woodside’s Financial Statements, refer to
Alternative performance measures.
Capital and exploration expenditure geographical split1,2

	Units	2025	2024	2023
Australia	$m	2,328	3,284	3,503
International[3,4]	$m	2,577	2,349	2,570
Total	$m	4,905	5,633	6,073
1.Includes capital additions on other corporate spend.
2.Capital and exploration expenditure definition has been updated to adjust for evaluation expenditure. The 2024 and 2023 comparatives have been restated to be presented on the same basis.
3.Net of capital contributions from non-controlling interests for the development of Louisiana LNG.
4.Capital and exploration expenditure incurred in all other locations excluding Australia.
Australian capital and exploration expenditure decreased by $956 million, or 29%, to $2,328 million from 2024 to 2025, primarily due to the lower upstream equity share in 2025 and milestones achieved in 2024 for the Scarborough project, offset by drilling activity at Wheatstone JDP3.
Australian capital and exploration expenditure decreased by $219 million, or 6%, from 2023 to 2024, primarily due to the sell down of non-operating interests in Scarborough partially offset by continued investment in Pluto Train 2 asset.
International capital and exploration expenditure increased by $228 million, or 10%, to $2,577 million from 2024 to 2025, primarily due to investment in Louisiana LNG, net of capital contributions from non-controlling interests, as well as the continued
investment in Atlantis, Trion and Argos offset by completion of the Sangomar project in 2024.
International capital and exploration expenditure decreased by $221 million, or 9%, from 2023 to 2024, primarily due to completion of the Sangomar project in 2024 and Argos Phase 2 in 2023, completion of Shenzi North in 2023 and less drilling activity at Atlantis partially offset by continued investment into the Trion asset.

CASH FLOW ANALYSIS
The following section describes movements in Woodside’s cash flows for the years ending 31 December 2025, 2024 and 2023.

	2025	2024	2023
	$m	$m	$m
Net cash from operating activities	7,192	5,847	6,145
Net cash used in investing activities	(7,911)	(5,747)	(5,585)
Net cash from/(used in) financing activities	2,491	2,101	(5,000)
Net increase/(decrease) in cash held	1,772	2,201	(4,440)
Net cash from operating activities
Net cash from operating activities increased by $1,345 million, or 23%, to $7,192 million from 2024, primarily due to lower income tax and PRRT paid driven by lower realised prices and Australian production volumes, and timing of payments.
Net cash from operating activities decreased by $298 million, or 5%, from 2023 to 2024, primarily due to higher payments for restoration ($358 million) and return of collateral on Brent hedges in 2023 ($506 million), offset by lower settled hedge payments ($311 million) and lower income tax paid largely due to a balancing income tax payment in 2023 for record 2022 profits ($361 million).
Net cash used in investing activities
Net cash used in investing activities increased by $2,164 million, or 38%, to $7,911 million from 2024 to 2025, primarily due to capital spend on the Louisiana LNG project ($3,658 million), Scarborough sell-downs in 2024 and additional debt draw down offset by the acquisitions of Beaumont New Ammonia and Louisiana LNG in 2024.
Net cash used in investing activities increased by $162 million, or 3%, from 2023 to 2024, primarily due to the acquisition of Beaumont New Ammonia ($1,896 million) and Louisiana LNG ($1,042 million) offset in part by the Scarborough sell-downs to LNG Japan and JERA Scarborough Pty Ltd ($2,285 million).
Net cash from/(used in) financing activities
Net cash from financing activities increased $390 million, or 19%, to $2,491 million from 2024 to 2025, primarily due to cash contributions from Stonepeak and Williams for the Louisiana LNG sell-downs ($2,862 million), lower dividend paid to shareholders ($437 million) offset by repayment bilaterial facilities ($1,900 million) and bonds ($1,000 million).
Net cash from financing activities increased $7,101, or 142%, from 2023 to 2024, primarily due to lower final prior year dividend paid to shareholders ($1,804 million) due to the record 2022 net profit after tax, issue of two series of unsecured bonds ($2,000 million), drawdown of syndicated term loan facilities ($1,650 million), drawdown of JBIC Facility ($1,000 million) and drawdown of bilateral facilities ($500 million).
B.Liquidity and capital resources
The information set forth under the following headings of the 2025 Annual Report is incorporated herein by reference:
•Section 2.2: Capital management from pages 14-16
•Section 2.3: Financial overview from pages 17-18
•Exchange controls in Section 6.4: Shareholder statistics on pages 276
See Three-Year Financial Analysis in “Item 5.A Operating Results” of this 2025 Form 20-F.
See notes B.3, C. and D.7 in “Item 18. Financial Statements” of this 2025 Form 20-F.
C.Research and development, Patents and Licences, etc.
The information set forth under the following headings of the 2025 Annual Report is incorporated herein by reference:
•Section 3: Our Business from pages 24-39
•Research and development in Section 4.2: Directors’ report on page 143.
D.Trend information
The information set forth under the following headings of the 2025 Annual Report is incorporated herein by reference:
•Section 2.3: Financial overview from pages 17-18.
See Three-Year Financial Analysis in “Item 5.A Operating Results” and “Item 18. Financial Statements” of this 2025 Form 20-F.

E.Critical Accounting Estimates
Not Applicable.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The information set forth under the following headings of the 2025 Annual Report is incorporated herein by reference:
•Section 4.1.2: Board of directors from pages 119-127
•Section 4.1.3: Board Committees from pages 128-129
•Section 4.1.4: Executive Leadership Team from pages 130-131.
B.Compensation
The information set forth under the following headings of the 2025 Annual Report is incorporated herein by reference:
•Section 4.3: Remuneration Report from pages 146-175.
See Note E.2 in “Item 18. Financial Statements” of this 2025 Form 20-F.
C.Board Practices
The information set forth under the following headings of the 2025 Annual Report is incorporated herein by reference:
•Section 4.1: Corporate Governance Statement from pages 116-141.
D.Employees
The information set forth under the following headings of the 2025 Annual Report is incorporated herein by reference:
•Employees in Section 6.3: Additional disclosures on page 260.
E.Share Ownership
The information set forth under the following headings of the 2025 Annual Report is incorporated herein by reference:
•Section 4.3: Remuneration Report from pages 146-175.
See Note E.2 in “Item 18. Financial Statements” of this 2025 Form 20-F.
F.Disclosure of a registrant’s action to recover erroneously awarded compensation
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major shareholders
The information set forth under the following headings of the 2025 Annual Report is incorporated herein by reference:
•Section 6.4: Shareholder statistics from pages 272-273.
B.Related Party Transactions
The information set forth under the following headings of the 2025 Annual Report is incorporated herein by reference:
•Section 4.3: Remuneration Report from pages 146-175.
See Note E.3 in “Item 18. Financial Statements” of this 2025 Form 20-F.
C.Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information
The information set forth under the following heading of the 2025 Annual Report is incorporated herein by reference:
•Capital management in Section 2.2: Capital management on page 14-16
•Summary of material legal proceedings in Section 6.3: Additional disclosures on page 271
•Dividend payments in Section 6.4: Shareholder statistics on page 274.
See “Item 18. Financial Statements” of this 2025 Form 20-F.
B.Significant Changes
See Note E.5 in “Item 18. Financial Statements” of this 2025 Form 20-F.
ITEM 9. THE OFFER AND LISTING
A.Offer and Listing Details
The information set forth under the following heading of the 2025 Annual Report is incorporated herein by reference:
•Section 6.4: Shareholder statistics from pages 272-273.
Exhibit 2.1 to this 2025 Form 20-F is incorporated herein by reference.
B.Plan of Distribution
Not applicable.
C.Markets
The information set forth under the following heading of the 2025 Annual Report is incorporated herein by reference:
•Section 6.4: Shareholder statistics from pages 272-273.
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
Exhibit 2.1 to this 2025 Form 20-F is incorporated herein by reference.
C.Material Contracts
Exhibit 4.1 to this 2025 Form 20-F is incorporated herein by reference.
D.Exchange controls
The information set forth under the following headings of the 2025 Annual Report is incorporated herein by reference:
•Exchange Controls in Section 6.4: Shareholder statistics on page 276.

E.
Taxation
This section describes the material United States and Australian Federal income tax consequences to a US holder (as defined below) of owning shares or ADSs. It applies to you only if you acquire your shares or ADSs and you hold your shares or ADSs as capital assets for tax purposes. This discussion addresses only United States and Australian Federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:
•a dealer in securities,
•a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,
•a tax-exempt organisation,
•a life insurance company,
•a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock,
•a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction,
•a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes, or
•a person whose functional currency is not the US dollar.
This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Convention Between the United States of
America and Australia (the “Treaty”). These authorities are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement will be performed in accordance with its terms.
You are a US holder if you are a beneficial owner of shares or ADSs and you are, for United States Federal income tax purposes:
•a citizen or resident of the United States,
•a domestic corporation,
•an estate whose income is subject to United States Federal income tax regardless of its source, or
•a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United
States persons are authorised to control all substantial decisions of the trust.
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
Taxation of distributions
Under the United States Federal income tax laws, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for United States Federal income tax purposes), other than certain pro-rata distributions of our shares, will be treated as a dividend that is subject to United States Federal income taxation. If you are a non-corporate US holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.

Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, we are eligible for the benefits of the Treaty. We believe that we are currently eligible for the benefits of the Treaty, and we therefore expect that dividends on the shares and ADS will be qualified dividend income, but there can be no assurance that we will continue to be eligible for the benefits of the Treaty.
You must include any Australian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to
United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the US dollar value of the Australian dollar payments made, determined at the spot Australian dollar/US dollar rate on the date the dividend is distributed, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is distributed to the date you convert the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States Federal income tax purposes, will be treated as a non‑taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States Federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.
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
Dividends will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you.
Taxation of capital gains
If you are a US holder and you sell or otherwise dispose of your shares or ADSs, you will recognise capital gain or loss for United
States Federal income tax purposes equal to the difference between the US dollar value of the amount that you realise and your tax basis, determined in US dollars, in your shares or ADSs. Your tax basis would generally equal the cost of your shares or
ADSs, or if you received the shares or ADSs pursuant to a taxable distribution, the fair market value of the shares or ADSs at the time of such distribution, reduced by any distributions on the shares or ADSs that were treated as a return of capital for
United States Federal income tax purposes. Capital gain of a non‑corporate US holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the
United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.
Passive foreign investment company classification
We believe that we should not be currently classified as a PFIC for United States Federal income tax purposes and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year.
In general, we will be a PFIC in a taxable year if:
•at least 75% of our gross income for the taxable year is passive income; or
•at least 50% of the value, determined on the basis of a quarterly average, of our assets in such taxable year is attributable to assets that produce or are held for the production of passive income.
If we were to be treated as a PFIC and you are a US holder, gain realised on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, you would generally be treated as if you had realised such gain and certain
“excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each previous year to which the gain was allocated in which we were a PFIC with respect to you, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC or are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. If you own shares or ADSs during any year that we are a PFIC with respect to you, you may be required to file Internal Revenue Service (‘IRS’) Form 8621.
Material Australian tax considerations
This section is based on the Income Tax Assessment Act 1936(Cth) and the Income Tax Assessment Act 1997 (Cth), as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Convention Between the United States of America and Australia (the “Treaty”). These authorities are subject to change, possibly on a retroactive basis.

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
•franked; nor
•declared by Woodside to be conduit foreign income. (Broadly, this means that the relevant part of the dividend is declared to have been paid out of foreign source amounts received by Woodside that are not subject to tax in Australia, such as dividends remitted to Australia by foreign subsidiaries).
The Australian withholding tax outcome described above applies to US holders who are eligible for benefits under the Tax
Convention between Australia and the US as to the Avoidance of Double Taxation (the Australian Tax Treaty). Otherwise, the
rate of Australian withholding tax may be 30%.
In contrast, dividends (including other distributions treated as dividends for Australian tax purposes) paid by Woodside to a US holder may instead be taxed by assessment in Australia if the US holder:
•is an Australian resident for Australian tax purposes (although tax will generally not exceed 15% where the US holder is eligible for benefits under the Australian Tax Treaty as a treaty resident of the US and any franking credits may be creditable against their Australian income tax liability); or
•carries on business in Australia through a permanent establishment as defined in the Australian Tax Treaty, or performs personal services from a fixed base in Australia, and the shareholding in respect of which the dividend is paid is effectively connected with that permanent establishment or fixed base, (however, in such a case any franking credits may be creditable against the Australian income tax liability).
The treatment of dividends outlined above may be modified where the shareholding in Woodside is held through a trust, limited partnership, limited liability company, pension fund, sovereign wealth fund or other investment vehicle. Affected US holders should seek their own advice in relation to such arrangements.
Material Australian tax considerations –
disposals of Shares or ADSs
Gains made by US holders on the sale of shares or ADSs will generally not be taxed in Australia.
However, the precise Australian tax treatment of gains made by US holders on the sale of shares or ADSs generally depends on whether or not the gain is an Australian sourced gain of an income nature for Australian income tax purposes. Where the gain is of an income nature, a US holder will generally only be liable to Australian income tax on an assessment basis (whether or not they are also an Australian resident for Australian tax purposes) if:
•they are not eligible for benefits under the Australian Tax Treaty and the gain is sourced in Australia for Australian tax purposes; or
•they are eligible for benefits under the Australian Tax Treaty, but the gain constitutes any of the following (in which case the gain will be deemed to have an Australian source):
◦business profits of an enterprise attributable to a permanent establishment situated in Australia through which the enterprise carries on business in Australia; or
◦income or gains from the alienation of property that form part of the business property of a permanent establishment of an enterprise that the US holder has in Australia or pertain to a fixed base available to the US holder in Australia for the purpose of performing independent personal services; or
◦income derived from the disposition of shares in a company, the assets of which consist wholly or principally of real property (which includes rights to exploit or to explore for nature resources) situated in Australia, whether such assets are held directly or indirectly through one or more interposed entities.
Where the gain is not taxed as Australian sourced income, the US holder will generally only be liable to Australian capital gains tax on an assessment basis if they acquired (or are deemed to have acquired) their shares or ADSs after 19 September 1985 and one or more of the following applies:
•the US holder is an Australian resident for Australian tax purposes; or
•the shares or ADSs have been used by the US holder in carrying on a business through permanent establishment in
Australia; or
•the shares or ADSs constitute an “indirect Australian real properly interest” for Australian CGT purposes – this will generally be the case if the US holder (either alone or together with associates) directly or indirectly owns or owned
10% or more of the issued share capital of Woodside at the time of disposal or throughout a 12-month period during the two years prior to the time of disposal and, at the time of the disposal, the sum of market values of Woodside’s assets

(held directly or through interposed entities) that are not taxable Australian real property at that time (which, for these purposes includes mining, quarrying or prospecting rights in respect of minerals, petroleum or quarry materials situated in Australia); or
•the US holder is an individual who is not eligible for benefits under the Australian Tax Treaty as a treaty resident of the
US and elected on becoming a non-resident of Australia to continue to have the shares or ADSs subject to Australian capital gains tax.
In certain circumstances, if the shares or ADSs constitute an “indirect Australian real property interest” for Australian CGT purposes, the purchaser may be required to withhold under the non-resident CGT withholding regime an amount equal to 15% of the purchase price in situations including where the acquisition is undertaken by way of an off-market transfer.
The comments above on the sale of shares or ADSs do not apply:
•to temporary residents of Australia who should seek advice that is specific to their circumstances; or
•if the Investment Management Regime (IMR) applies to the US holder, which exempts from the Australian income tax and capital gains tax gains made on disposal by certain categories of non-resident funds – called IMR entities – of
(relevantly) portfolio interests in Australian public companies (subject to a number of conditions). The IMR exemptions broadly apply to widely held IMR entities in relation to their direct investments and indirect investments made through an independent Australian fund manager. The exemptions apply to gains made by IMR entities that are treated as companies for Australian tax purposes as well as gains made by non-resident investors in IMR entities that are treated as trusts and partnerships for Australian tax purposes.
THE FOREGOING DISCUSSION IS NOT TAX ADVICE OR A COMPREHENSIVE DISCUSSION OF ALL US AND
AUSTRALIAN FEDERAL INCOME TAX CONSEQUENCES TO US HOLDERS OF SHARES OR AMERICAN
DEPOSITORY SHARES. SUCH HOLDERS SHOULD CONSULT WITH, AND RELY SOLELY UPON, THEIR OWN TAX
ADVISERS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND
DISPOSITION OF SHARES OR AMERICAN DEPOSITORY SHARES, INCLUDING THE EFFECT OF ANY US FEDERAL,
STATE, LOCAL, NON-US, OR OTHER TAX LAWS.
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
The information set forth under the following headings of the 2025 Annual Report is incorporated herein by reference:
•Documents on display in Section 6.4: Shareholder statistics on page 274.
I.Subsidiary Information
See Note E.8 in “Item 18. Financial Statements” of this 2025 Form 20-F.
Exhibit 8.1 to this 2025 Form 20-F is incorporated herein by reference.
J.Annual Report to Security Holders.
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The information set forth under the following headings of the 2025 Annual Report is incorporated herein by reference:
•Quantitative and qualitative disclosures about market risk in Section 6.3: Additional disclosures from pages 260-262.
See Notes A and C in “Item 18. Financial Statements” of this 2025 Form 20-F.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not applicable.

B.Warrants and Rights
Not applicable.
C.Other Securities
Not applicable.
D.American Depositary Shares
The information set forth under the following headings of the 2025 Annual Report is incorporated herein by reference:
•American Depositary Receipts in Section 6.4: Shareholder statistics on page 275
•Fees Payable by the Depositary to the Issuer in Section 6.4: Shareholder statistics on page 275.
Exhibit 2.1 to this 2025 Form 20-F is incorporated herein by reference.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE
OF PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Woodside’s management, with the participation of its CEO and CFO, have evaluated, as required by Rule 13a-15(b) under the US
Securities Exchange Act of 1934 (Exchange Act), the effectiveness of Woodside’s disclosure controls and procedures (as defined in
Exchange Act Rule 13a-15(e)) as at 31 December 2025. Based on that evaluation, the CEO and CFO have concluded that Woodside's disclosure controls and procedures were effective, as at 31 December 2025. In designing and evaluating our disclosure controls and procedures, our management, with the participation of the CEO and CFO, recognised that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance that the desired control objectives will be achieved, and that the management must necessarily exercise judgment when evaluating possible controls and procedures. Because of the limitations inherent in all control systems, no evaluation of controls can provide absolute assurance that all control issues and any instances of fraud in the company have been detected.
Management’s Annual Report On Internal Control Over Financial Reporting
The management of Woodside is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act).
Under the supervision and with the participation of management, including our CEO and CFO, the effectiveness of Woodside’s internal controls over financial reporting was evaluated based on the framework and criteria established in Internal Controls – Integrated
Framework (2013), issued by the Committee of the Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that internal control over financial reporting was effective as at 31 December 2025.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation.
Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.
Attestation report of the registered public accounting firm
The effectiveness of internal control over financial reporting as of 31 December 2025 has been audited by PricewaterhouseCoopers, an independent registered accounting firm as stated in their report that appears herein.
Changes in internal control over financial reporting
There were no changes in our internal control over financial reporting during FY2025 that materially affected or were reasonably likely to materially affect our internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Woodside’s Board has determined that Angela Minas, who currently serves as a member of the Audit & Risk Committee, meets the audit committee financial expert requirements under SEC Rules. The Board has also determined that she is independent under applicable
NYSE Listing Rules.
ITEM 16B. CODE OF ETHICS
The information set forth under the following headings of the 2025 Annual Report is incorporated herein by reference:
•Section 4.1.5: Promoting responsible and ethical behaviour from pages 132-133.
Exhibit 11.1 to this 2025 Form 20-F is incorporated herein by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information set forth under the following headings of the 2025 Annual Report is incorporated herein by reference:
•External Audit and Reporting in Section 4.1.6: Risk management and internal control from pages 134-135.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
See “Item 16G. Corporate Governance” of this 2025 Form 20-F.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
PURCHASERS
The information set forth under the following headings of the 2025 Annual Report is incorporated herein by reference:
•Section 6.4: Shareholder statistics from pages 272-275.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
The information set forth under the following headings of the 2025 Annual Report is incorporated herein by reference:
•Section 4.1: Corporate Governance Statement from pages 116-141.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT
INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
Woodside’s Securities Dealing Policy governs the purchase, sale and other dealings of Woodside’s securities by Directors, senior management and employees, and seeks to promote compliance with applicable insider trading laws, rules and regulations.
Woodside’s Securities Dealing Policy applies to all Directors, employees, contractors, consultants and advisers. It prohibits
Directors and employees from dealing in Woodside’s securities when they are in possession of price-sensitive information that is not generally available to the market. It also prohibits dealings by Directors and certain restricted employees during ‘black-out’
periods, such as during the period between the end of the financial half and full-year and the day following the announcement of the results.
The Securities Dealing Policy also sets out our approach to transactions which limit the economic risk of participating in equity-
based remuneration schemes.
Exhibit 11.2 to this 2025 Form 20-F is incorporated herein by reference.
ITEM 16K. CYBERSECURITY DISCLOSURE
Our Cyber Resilience Process and risk management
Woodside’s approach to managing material risks from cybersecurity threats is integrated into our overall risk management processes.
Woodside’s cybersecurity resilience and risk management strategy and process are based on the National Institute of Standards and Technology Cybersecurity Framework.
Woodside’s Cyber Resilience Process consists of various Group‑wide policies, procedures and guidelines concerning cybersecurity matters. These documents, published within the Woodside Management System (WMS), have these aims:
1.to design, build and maintain Woodside’s Information Technology (IT), Operational Technology (OT) and Industrial
Internet of Things systems with the right cybersecurity controls to support confidentiality, integrity and availability.
2.to monitor and strengthen Woodside’s cybersecurity posture while preventing, detecting, analysing and responding to cybersecurity incidents.
3.to embed a cybersafe culture across Woodside and foster industry collaboration.

4.to enable compliance with all applicable legislation.
The Cyber Resilience Process involves five key activities: identify, protect, detect, respond and recover.
In addition to the Cyber Resilience Process, the Data, Information and Systems Management process documented within the
WMS, includes the Woodside Information Technology Systems – Conditions of Use Procedure. This procedure sets out
Woodside’s mandatory conditions applicable to the use of Woodside’s IT, OT and digital systems.
Woodside manages cybersecurity risks utilising the same Woodside risk management process as described in SectionItem 3.D
Risk Factors.
Our Cyber Resilience Process assurance
Woodside’s cybersecurity team engages third-party vendors as part of our Cyber Resilience Process to perform a variety of technical assessments such as penetration testing. As part of these assessments, the third parties test our internal and external defences, and help us with identifying weaknesses and vulnerabilities within our environment. These assessment findings are risk ranked and prioritised for remediation. Woodside’s internal audit team conducts audits on cybersecurity on a biennial basis. The internal audit function engages external expertise to conduct the audits. The most recent cybersecurity audit concluded in 2025.
Third-party cybersecurity risk management
Woodside identifies and manages risks from cybersecurity threats associated with third parties accessing, storing and processing
Woodside data. This is done through upfront cybersecurity assessment processes that leverage independently verified security programs including ISO 27001 certification and SOC 2 Type II compliance, and through contractual terms and conditions.
Woodside manages risk of third-party access to Woodside systems through onboarding and induction processes for personnel including mandatory training. Third-party personnel accessing Woodside systems are subject to the same cyber security controls as Woodside staff. This includes the requirement to complete annual cybersecurity training and additional role-based training if applicable. Higher risk scenarios such as direct network connectivity from third-party networks are not permitted.
Material impact from cybersecurity risks, threats or previous cybersecurity incidents
Cybersecurity threats have the potential to materially affect Woodside’s business strategy, results of operations and financial conditions. This risk is described in Item 3.D Risk Factors.
Woodside continuously monitors its digital information landscape and has various threat detection measures in place. Woodside is not aware of any cybersecurity incidents or threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial conditions.
Cybersecurity governance and internal control
As part of its oversight of the Risk Management Policy, the Audit & Risk Committee oversees risks from cybersecurity threats.
The Audit & Risk Committee aims to hold at least five regular meetings a year at which cybersecurity risks and the Group’s management of such risks are reviewed as part of those meetings.
The identification and direct management of cybersecurity risks and threats are performed by Woodside’s cybersecurity function, with subject matter expertise provided as part of our Cyber Resilience Process.
The cybersecurity function is led by Woodside’s VP Digital and a group of competent and experienced cybersecurity professionals. Our VP Digital has over a decade of industry experience and as held multiple technology and business facing roles.
The Cyber Resilience Process includes the monitoring, prevention, detection, mitigation and remediation of cybersecurity risks and incidents.
The Woodside Board and the Audit & Risk Committee are kept informed of any material cybersecurity risks and incidents through formal risk registers, briefing papers, internal audit reports, periodic reporting in person at Audit & Risk Committee meetings or as required through Woodside’s crisis and emergency management process.

PART III
ITEM 17. FINANCIAL STATEMENTS
The Company has responded to Item 18 in lieu of this item.
ITEM 18. FINANCIAL STATEMENTS
The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this 2025
Form 20-F. The audit report of PricewaterhouseCoopers, an independent registered accounting firm, is included herein following the audited Consolidated Financial Statements. See “Item 4.B Business Overview” in this 2025 Form 20-F for Supplementary oil and gas (unaudited) information pursuant to FASB 932.

Financial Statements

Significant Changes In The Current Reporting Period
The financial performance and position of the Group were affected by the following events and transactions during the reporting period:
•On 28 March 2025, the Group and Perenco Energies International Limited (Perenco) entered into an agreement for Perenco to acquire the Greater Angostura assets in Trinidad and Tobago. The divestment includes Woodside’s 45% interest in the Angostura field and
68.46% interest in the Ruby field. The transaction completed on 11 July 2025, with an effective date of 1 January 2025. As a result, the Group recognised a pre-tax gain on sale of $161 million (refer to Note B.8).
•On 7 April 2025, the Group and Stonepeak Wallaby I Acquiror LP (Stonepeak) entered into an agreement for Stonepeak to acquire a
40% interest in Louisiana LNG Infrastructure LLC, a subsidiary within the Group. The transaction completed on 25 June 2025 with the Group continuing to retain control of Louisiana LNG Infrastructure LLC. Total proceeds of $1,876 million was received from
Stonepeak on transaction completion date(refer to Note B.9).
•On 29 April 2025, the Group approved a final investment decision (FID) to develop the Louisiana LNG Project. Upon FID, the Group recognised a deferred tax asset of $182 million (refer to Note A.5).
•In March and April 2025, the Group repaid, renewed and drew down on various debt facilities. In May 2025, the Group issued unsecured SEC-registered bonds amounting to $3,500 million (refer to Note C.2).
•As at 30 June 2025, an impairment indicator was identified on the H2OK Project following the Group’s decision to exit the Project.
As a result, the Group recognised an impairment loss before tax of $143 million (refer to Note B.4).
•On 23 October 2025, the Group and Williams Partners Operating LLC (Williams) completed an agreement for Williams to acquire an
80% interest in Driftwood Pipeline LLC and a 10% interest in Louisiana LNG LLC for total proceeds of $370 million (refer to Note
B.9).
•During the year, the Group recognised a pre-tax restoration expense of $340 million primarily due to updated closure cost estimates and economic assumptions for Minerva, Stybarrow and Griffin (refer to Note A.1).

Financial Statements
Consolidated income statement
for the year ended 31 December 2025

		2025	2024	2023
	Notes	US$m	US$m	US$m
Operating revenue	A.1	12,984	13,179	13,994
Cost of sales	A.1	(8,448)	(7,501)	(7,519)
Gross profit		4,536	5,678	6,475
Other income	A.1	948	624	322
Other expenses	A.1	(1,452)	(1,788)	(1,573)
Impairment losses	A.1	(143)	-	(1,917)
Profit before tax and net finance costs		3,889	4,514	3,307
Finance income		259	220	273
Finance costs	A.2	(299)	(365)	(307)
Profit before tax		3,849	4,369	3,273
Petroleum resource rent tax (PRRT) (expense)/benefit	A.5	(349)	91	(898)
Income tax expense	A.5	(763)	(814)	(653)
Profit after tax		2,737	3,646	1,722
Profit attributable to:
Equity holders of the parent		2,718	3,573	1,660
Non-controlling interest	E.8	19	73	62
Profit for the period		2,737	3,646	1,722
Basic earnings per share attributable to equity holders of the parent (US cents)	A.4	143.4	188.5	87.5
Diluted earnings per share attributable to equity holders of the parent (US cents)	A.4	142.0	186.9	86.9
The accompanying notes form part of the Financial Statements.

Consolidated statement of comprehensive income
for the year ended 31 December 2025

	2025	2024	2023
	US$m	US$m	US$m
Profit for the period	2,737	3,646	1,722
Other comprehensive income/(loss)
Items that may be reclassified to the income statement in subsequent periods:
Gains/(losses) on cash flow hedges	385	(139)	459
(Gains)/losses on cash flow hedges reclassified to the income statement	(169)	86	299
Tax recognised within other comprehensive income	(29)	(34)	(84)
Exchange fluctuations on translation of foreign operations taken to equity	-	-	(1)
Items that will not be reclassified to the income statement in subsequent periods:
Remeasurement gain/(loss) on defined benefit plan	12	(11)	14
Net loss on financial instruments at fair value through other comprehensive income	(34)	(8)	(32)
Other comprehensive income/(loss) for the period, net of tax	165	(106)	655
Total comprehensive income for the period	2,902	3,540	2,377
Total comprehensive income attributable to:
Equity holders of the parent	2,883	3,467	2,315
Non-controlling interest	19	73	62
Total comprehensive income for the period	2,902	3,540	2,377
The accompanying notes form part of the Financial Statements.

Consolidated statement of financial position
as at 31 December 2025

		2025	2024
	Notes	US$m	US$m
Current assets
Cash and cash equivalents	C.1	5,712	3,923
Receivables	D.2	1,751	2,390
Inventories	D.3	693	684
Other financial assets	D.6	229	185
Tax receivable		114	288
Other assets		123	93
Total current assets		8,622	7,563
Non-current assets
Receivables	D.2	823	876
Inventories	D.3	288	213
Other financial assets	D.6	64	118
Exploration and evaluation assets	B.2	790	721
Property, plant and equipment	B.3	46,555	42,636
Deferred tax assets	A.5	2,658	2,393
Lease assets	D.7	1,428	1,291
Investments accounted for using the equity method		260	249
Intangible assets	B.6	4,853	4,826
Other assets		160	378
Total non-current assets		57,879	53,701
Total assets		66,501	61,264
Current liabilities
Payables	D.4	1,841	2,185
Interest-bearing liabilities	C.2	782	990
Other financial liabilities	D.6	8	139
Provisions	D.5	1,212	1,322
Tax payable		539	308
Lease liabilities	D.7	159	189
Other liabilities		876	724
Total current liabilities		5,417	5,857
Non-current liabilities
Interest-bearing liabilities	C.2	11,181	9,007
Deferred tax liabilities	A.5	1,182	1,497
Other financial liabilities	D.6	212	379
Provisions	D.5	6,655	6,225
Tax payable		10	28
Lease liabilities	D.7	1,600	1,434
Other liabilities		401	684
Total non-current liabilities		21,241	19,254
Total liabilities		26,658	25,111
Net assets		39,843	36,153
Equity
Issued and fully paid shares	C.3	29,036	29,001
Shares reserved for employee share plans	C.3	(82)	(58)
Other reserves	C.4	6,382	4,108
Retained earnings		578	2,348
Equity attributable to equity holders of the parent		35,914	35,399
Non-controlling interest	E.8	3,929	754
Total equity		39,843	36,153
The accompanying notes form part of the Financial Statements.

Consolidated statement of cash flows
for the year ended 31 December 2025

		2025	2024	2023
	Notes	US$m	US$m	US$m
Cash flows from/(used in) operating activities"
Profit after tax for the period		2,737	3,646	1,722
Adjustments for:
Non-cash items
Depreciation and amortisation		5,070	4,552	3,960
Depreciation of lease assets		175	210	179
Change in fair value of derivative financial instruments		(345)	352	349
Net finance costs		40	145	34
Tax expense		1,112	723	1,551
Exploration and evaluation written off		4	9	77
Impairment loss	B.4	143	-	1,917
Restoration movement		340	199	147
Gain on disposal of property, plant and equipment		(187)	(238)	-
Other		(119)	(135)	(226)
Changes in assets and liabilities
Decrease/(increase) in trade and other receivables		113	(301)	107
Increase in inventories		(102)	(161)	(31)
(Decrease)/increase in provisions		(46)	3	(114)
Increase/(decrease) in other assets and liabilities		166	(45)	(736)
(Decrease)/increase in trade and other payables		(141)	175	(135)
Cash generated from operations		8,960	9,134	8,801
Interest received		220	183	264
Other dividends received		14	12	20
Borrowing costs relating to operating activities		(9)	(41)	(26)
Income tax and PRRT paid		(1,137)	(2,555)	(2,916)
Payments for restoration		(856)	(805)	(447)
Receipts for hedge collateral		-	-	506
Other		-	(81)	(57)
Net cash from operating activities		7,192	5,847	6,145
Cash flows from/(used in) investing activities
Payments for capital and exploration expenditure		(7,974)	(4,902)	(5,291)
Cash paid on business combination, net of cash acquired	B.5	-	(1,896)	-
Payments for asset acquisition, net of cash acquired	B.7	-	(1,042)	-
Reimbursements received from external parties for capital expenditure		464	155	-
Borrowing costs relating to investing activities		(712)	(369)	(311)
Deposits/proceeds received from disposal of non-current assets		303	2,307	19
Dividends from/(contributions to) associates		8	-	(2)
Net cash used in investing activities		(7,911)	(5,747)	(5,585)
Cash flows from/(used in) financing activities
Proceeds from borrowings	C.2	4,848	5,114	-
Repayment of borrowings	C.2	(2,900)	(169)	(284)
Purchases of shares relating to employee share plans		(53)	-	-
Borrowing costs relating to financing activities		-	(2)	(4)
Repayment of the principal portion of lease liabilities		(233)	(278)	(340)
Borrowing costs relating to lease liabilities		-	(15)	(21)
Contributions from/(distributions to) non-controlling interests[1]		2,841	(100)	(98)
Dividends paid		(2,012)	(2,449)	(4,253)
Net cash from/(used in) financing activities		2,491	2,101	(5,000)
Net increase/(decrease) in cash held		1,772	2,201	(4,440)
Cash and cash equivalents at the beginning of the period		3,923	1,740	6,201
Effects of exchange rate changes		17	(18)	(21)
Cash and cash equivalents at the end of the period	C.1	5,712	3,923	1,740
1.Includes capital contribution of $2,594 million from Stonepeak and $98 million from Williams for the development of Louisiana LNG. Refer to
Note B.9 for details.
The accompanying notes form part of the Financial Statements.

Consolidated statement of changes in equity
for the year ended 31 December 2025

	Issued and fully paid shares	Reserved shares	Employee benefits reserve	Non- controllin g interest reserve	Foreign currency translation reserve	Hedging reserve	Distributable profits reserve	Other reserve	Retained earnings	Equity holders of the parent	Non- controlling interest	Total equity
Notes	C.3	C.3	C.4	C.4	C.4	C.4	C.4	C.4			E.8
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 1 January 2025	29,001	(58)	281	-	795	1	3,069	(38)	2,348	35,399	754	36,153
Profit for the period	-	-	-	-	-	-	-	-	2,718	2,718	19	2,737
Other comprehensive income/(loss)	-	-	-	-	-	187	-	(34)	12	165	-	165
Total comprehensive income/(loss) for the period	-	-	-	-	-	187	-	(34)	2,730	2,883	19	2,902
Transfers	-	-	-	-	-	-	4,500	-	(4,500)	-	-	-
Transactions with non-controlling interests[1]	-	-	-	(373)	-	-	-	-	-	(373)	3,216	2,843
Shares issued	35	-	-	-	-	-	-	-	-	35	-	35
Employee share plan purchases	-	(88)	-	-	-	-	-	-	-	(88)	-	(88)
Employee share plan redemptions	-	64	(64)	-	-	-	-	-	-	-	-	-
Share-based payments (net of tax)	-	-	70	-	-	-	-	-	-	70	-	70
Dividends paid	-	-	-	-	-	-	(2,012)	-	-	(2,012)	(60)	(2,072)
At 31 December 2025	29,036	(82)	287	(373)	795	188	5,557	(72)	578	35,914	3,929	39,843
At 1 January 2024	29,001	(49)	290	-	795	88	4,118	(30)	186	34,399	771	35,170
Profit for the period	-	-	-	-	-	-	-	-	3,573	3,573	73	3,646
Other comprehensive loss	-	-	-	-	-	(87)	-	(8)	(11)	(106)	-	(106)
Total comprehensive (loss)/income for the period	-	-	-	-	-	(87)	-	(8)	3,562	3,467	73	3,540
Transfers	-	-	-	-	-	-	1,400	-	(1,400)	-	-	-
Employee share plan purchases	-	(81)	-	-	-	-	-	-	-	(81)	-	(81)
Employee share plan redemptions	-	72	(72)	-	-	-	-	-	-	-	-	-
Share-based payments (net of tax)	-	-	63	-	-	-	-	-	-	63	-	63
Dividends paid	-	-	-	-	-	-	(2,449)	-	-	(2,449)	(90)	(2,539)
At 31 December 2024	29,001	(58)	281	-	795	1	3,069	(38)	2,348	35,399	754	36,153
At 1 January 2023	29,001	(38)	278	-	796	(586)	3,541	2	3,342	36,336	791	37,127
Profit for the period	-	-	-	-	-	-	-	-	1,660	1,660	62	1,722
Other comprehensive (loss)/income	-	-	-	-	(1)	674	-	(32)	14	655	-	655
Total comprehensive (loss)/income for the period	-	-	-	-	(1)	674	-	(32)	1,674	2,315	62	2,377
Transfers	-	-	-	-	-	-	4,830	-	(4,830)	-	-	-
Employee share plan purchases	-	(57)	-	-	-	-	-	-	-	(57)	-	(57)
Employee share plan redemptions	-	46	(46)	-	-	-	-	-	-	-	-	-
Share-based payments (net of tax)	-	-	58	-	-	-	-	-	-	58	-	58
Dividends paid	-	-	-	-	-	-	(4,253)	-	-	(4,253)	(82)	(4,335)
At 31 December 2023	29,001	(49)	290	-	795	88	4,118	(30)	186	34,399	771	35,170
1.Represents the difference between the amount of the adjustment to non-controlling interest and any consideration received. Refer to Note B.9 for the sell-down of Louisiana LNG Infrastructure LLC to Stonepeak and the sell-down of Louisiana LNG LLC to Williams.
The accompanying notes form part of the Financial Statements.

Notes to the financial statements
for the year ended 31 December 2025
About These Statements
Woodside Energy Group Ltd and its controlled entities (Woodside or the Group) is a for-profit entity limited by shares, incorporated and domiciled in Australia. Its shares are publicly traded on the Australian Securities Exchange (ASX) and on the New York Stock Exchange
(NYSE) (in the form of Woodside American Depositary Shares).
The financial statements were authorised for issue in accordance with a resolution of the Directors on 24 February 2026.
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
The Group’s accounting policies are materially consistent with those disclosed in the Group’s 2024 Financial Statements. Adoption of
new or amended standards and interpretations effective 1 January 2025 did not result in any significant changes to the Group’s accounting policies. Refer to Note E.9 for more details.
Estimates have been revised, where required, to reflect current market conditions including the impact of climate change. Updated assumptions used for impairment assessments, restoration provisions and embedded commodity derivatives are disclosed in Notes B.4,
D.5 and D.6 respectively; these assumptions could change in the future. New estimates and judgements relating to transactions with equity holders of the Group are disclosed in Note B.9.
Currency
The accounting functional and presentation currency of Woodside and all its material subsidiaries is the US dollar.
Transactions in foreign currencies are initially recorded in the functional currency of the transacting entity at the exchange rates ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated at the rates of exchange ruling at that date. Exchange differences in the consolidated financial statements are taken to the consolidated income statement.
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
The financial statements comprise the financial position and results of the Group as at and for the year ended 31 December 2025 (refer to
Note E.8).
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

Notes to the financial statements
for the year ended 31 December 2025
Climate Change And Energy Transition
Climate considerations
Woodside has considered the impact of climate and the energy transition across its global portfolio in assessing the carrying values of its assets and liabilities. This note describes the assumptions underpinning key areas of the financial statements and the potential short-term and long-term impacts of differing climate-related scenarios on the financial performance, position and cash flow of Woodside for the year ended 31 December 2025.
Financial planning and assumptions
Woodside considers a range of climate and macroeconomic scenarios to help benchmark our long-term price assumptions and inform our decision making to maintain a resilient financial position. These scenarios are informed by a wide range of externally published data and are part of a broad consideration of risks, opportunities, competitiveness and resilience. The assumptions applied in assessing amounts within the financial statements require significant judgement and are in each case calculated in accordance with the requirements of the applicable accounting standards.
Our long-term price assumptions reflect management’s current “best estimate” scenario in which global governments pursue decarbonisation goals as well as other goals such as energy security and economic development. Price assumptions consider current legislation in the locations where Woodside operates and place some weight on scenarios in which the transition to a lower carbon energy system is sufficiently rapid to meet global climate goals, as well as scenarios in which the transition is not, or may not be, sufficiently rapid. They also place some weight on a range of other assumptions which can drive prices (e.g. inflation) and which are not related to the global climate goals.
Woodside’s oil and gas facilities are subject to physical risks such as metocean conditions and are located in regions that experience tropical cyclones, hurricanes and high ambient temperatures. Woodside has significant experience designing and operating facilities located in harsh environments.
The high degree of uncertainty around the nature, timing and magnitude of climate-related risks, and the uncertainty as to how the energy transition will evolve, makes it difficult to determine the potential impacts of the risks with precision.
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
Impairment of exploration and evaluation, property, plant and equipment and goodwill
In accordance with the Group's accounting policies and applicable accounting standards, elements of Woodside’s financial statements are based on reasonable and supportable assumptions that represent management’s current best estimate of the range of economic conditions that may exist in the foreseeable future.
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
The completion of the sale of the 10% and 15.1% non-operating participating interest in the Scarborough Joint Venture to LNG Japan and JERA respectively in 2024, is a clear example of an independent market valuation fully supporting the carrying value of the multi-
decade asset.
Price forecasts are adjusted for premiums and discounts based on the nature and quality of the product. Commodity oil price estimates consider macroeconomic factors such as population growth and have regard to potential climate pathways along with other factors such as industry investment and cost trends. There remains significant uncertainty around how society will respond to the climate challenge.
The energy transition is expected to bring volatility and there is uncertainty as to how commodity prices will develop.
Woodside’s assumptions for Brent and JKM sit within the range of scenarios considered by management. Refer to Note B.4 for further details.
Impact on remaining life of assets
Oil and gas properties, included within property, plant and equipment, are depreciated using the unit of production basis over either proved or proved plus probable reserves. The energy transition may result in changes to the expected useful life of oil and gas properties and economically recoverable reserves and resources thereby accelerating depreciation charges or resulting in an impairment. New energy assets under development still require significant capital spend. The Group will review depreciation methodology and useful life of new energy assets as they are brought into use.

Notes to the financial statements
for the year ended 31 December 2025
Carbon credits
Woodside utilises certified carbon credits to offset equity Scope 1 and 2 emissions that are above our targets in a given year and to meet our regulatory requirements, after design out and operate out measures have been taken. The Group’s portfolio of carbon credits enables our base business to manage the price risk associated with regulations and our corporate net equity Scope 1 and 2 emissions targets.
As at 31 December 2025, the Group recognised $274 million (2024: $202 million) of carbon credits within inventory.
Restoration and other provisions
The energy transition may result in restoration activities occurring earlier than expected.  56% (2024: 53%) of the Group’s non-current restoration liabilities are expected to be settled more than 10 years in the future.
Restoration cost estimates require judgemental assumptions regarding removal date, environmental legislation and regulations and the extent of restoration activities required. These cost estimates may change in the future, as a result of increased regulatory scrutiny and the energy transition. This includes the demand and related costs for offshore services which can be influenced by renewable energy construction. Woodside continues to monitor the uncertainty around climate change risks to assess if additional changes to restoration provisions should be recognised. Refer to Note D.5 for further details.
Long-term contracts
Climate risks may impact underlying assumptions used to assess the forecast cash flows of long-term contracts. These judgemental assumptions include pricing forecast and discount rate adjustments based on the nature of the product.
Contractual arrangements, including the Corpus Christi contract, could be impacted by adverse market conditions arising from climate-
related factors. Given the uncertainty in climate events, Woodside continues to review the forecast cash flows of long‑term contracts.
Deferred tax assets
The Group has determined that it is probable that sufficient future taxable income will be available to utilise the deferred tax assets relating to carry forward unused tax losses and credits recognised as at 31 December 2025. The recoverability of deferred tax assets is dependent on the Group’s future taxable income which can be impacted by the uncertainty of commodity and carbon pricing.

Notes to the financial statements
for the year ended 31 December 2025

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
•meet the Group’s financial commitments as and when they fall due;
•maintain the capacity to fund its committed project developments;
•pay a reasonable dividend; and
•maintain a long-term credit rating of not less than investment grade.
The Group monitors and tests its forecast financial position against these criteria and, in general, will undertake hedging activity when necessary to ensure that these objectives are achieved.
Other circumstances that may lead to hedging include the management of exposures relating to trading activities. Group Treasury policy does not permit speculative trading in financial derivatives. Refer to Item 3.D for more information on the Group’s objectives, policies and processes for managing financial risk.
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

Significant estimates and judgements

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

Note A.1	Segment revenue and expenses	Page F-14
Note A.5	Taxes	Page F-19
Note B.2	Exploration and evaluation	Page F-27
Note B.3	Property, plant and equipment	Page F-28
Note B.4	Impairment of exploration and evaluation, property, plant and equipment and goodwill	Page F-30
Note B.5	Business combination	Page F-34
Note B.6	Intangible assets	Page F-36
Note B.7	Significant production and growth asset acquisitions	Page F-37
Note B.9	Transactions with equity holders of the Group	Page F-38
Note D.5	Provisions	Page F-49
Note D.6	Other financial assets and liabilities	Page F-51
Note D.7	Leases	Page F-55
Note E.6	Joint arrangements	Page F-61

Notes to the financial statements A. Earnings for the period for the year ended 31 December 2025
IN THIS SECTION

This section addresses financial performance of the Group for the reporting period including, where applicable, the accounting policies applied and the significant estimates and judgements made. This section also includes the tax position of the Group for and at the end of the reporting period.

A.	Earnings for the period
A.1	Segment revenue and expenses	Page F-14
A.2	Finance costs	Page F-18
A.3	Dividends paid and proposed	Page F-18
A.4	Earnings per share	Page F-18
A.5	Taxes	Page F-19
Key financial and capital risks in this section

Commodity price risk management
The Group’s revenue is exposed to commodity price fluctuations through the sale of hydrocarbons. Commodity price risks are measured by monitoring and stress testing the Group’s forecast financial position to sustained periods of low commodity prices. This analysis is regularly performed on the Group’s portfolio and as required for discrete projects and transactions.
The Group’s management of commodity price risk includes the use of commodity derivatives to hedge its exposure (refer to Note D.6).
The hedged exposure includes oil-linked revenue related to produced volumes and revenues derived from trading operations. Commodity derivatives are used to manage the Group’s price risk within its corporate and trading portfolios.
As at the reporting date, the Group held commodity hedging financial instruments with a net asset carrying value of $176 million (2024:
$27 million) exposed to commodity price risk. An increase in relevant commodity prices of 10% would decrease the instruments’
carrying value by $77 million, the effect of which would be recognised within reserves and/or the income statement in accordance with hedge accounting application. A 10% decrease would have the same but opposite effect. This analysis assumes that all other variables remain constant (including the price on underlying physical exposures).
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
The Group entered into foreign exchange forward contracts to fix the Australian dollar to US dollar exchange rate in relation to a portion of the Australian dollar denominated capital expenditure incurred or expected to be incurred under the Scarborough development (refer to Note D.6). Through the use of foreign exchange forward contracts, the Group managed its Australian dollar to US dollar exchange rate exposure in relation to the Australian dollar denominated dividend payments.
As at the reporting date, the Group held hedging foreign currency financial instruments with a net asset carrying value of $19 million
(2024: net liability carrying value of $45 million) exposed to foreign exchange risk.
Measuring the exposure to foreign exchange risk is achieved by regularly monitoring and performing sensitivity analysis on the Group’s financial position.
A reasonably possible change in the exchange rate of the US dollar to the Australian dollar (+7.0%/-7.0% (2024: +10.0%/-10.0%)), with all other variables held constant, would not have a material impact on the Group’s equity or the income statement. Refer to Notes C.1,
C.2, D.2, D.4 and D.7 for details of the denominations of cash and cash equivalents, interest-bearing liabilities, receivables, payables and lease liabilities held at 31 December 2025.

Notes to the financial statements A. Earnings for the period for the year ended 31 December 2025
A.1       Segment revenue and expenses
Operating segment information
The Group’s operating segments have been determined based on the internal reports reviewed by the Chief Executive Officer, who is the
Chief Operating Decision Maker. These reports are used to assess performance and allocate resources within the business.
As the Group continues to invest in new energy and integrate these activities across its operations, changes have been made to the way financial information is presented. New energy projects that have reached a final investment decision (FID) are now reported within either the Australia or International segments, depending on their geographical location.
The Group’s disclosed operating segments have been updated to reflect this change, and the comparative information for 2024 and 2023 has been restated to ensure consistency of presentation. The Group’s reportable operating segments are as follows:

Australia:
Exploration, evaluation,
development, production and
sale of liquefied natural gas
(LNG), pipeline gas, crude oil,
condensate and natural gas liquids,
as well as the development,
production and sale of new energy
products from Australian assets
that have achieved FID.

International:
Exploration, evaluation,
development, production and sale
of LNG, pipeline gas, crude oil,
condensate and natural gas liquids,
and the development, production
and sale of new energy products
from assets located outside
Australia that have achieved FID.
Marketing: Marketing, shipping and trading of the Group’s oil and gas portfolio (including purchased volumes) and optimisation activities that generate incremental value.
Corporate:
Comprises new energy projects
that have not yet reached FID and
corporate items that are not
allocated to operating segments.
Corporate items include revenues,
expenses, assets and liabilities that
are not considered part of the
core operations of any segment.

Customer concentration
The Group has two major customers which each respectively account for 8% and 7% of the Group’s external revenue. The sales are generated by the Australia and Marketing operating segments (2024: two major customers; 7% and 6% generated by the Australia and
Marketing operating segments and 2023: two major customers; 8% and 7% generated by the Australia and Marketing operating segments).
Geographical information

Geographical information	Revenue from external customers[1]
	2025	2024	2023
	US$m	US$m	US$m
Asia Pacific	7,335	8,445	9,823
Americas	2,241	2,462	2,564
Europe	3,122	2,272	1,607
Other	286	—	—
Consolidated	12,984	13,179	13,994
1.Revenue is attributable to geographic location based on the location of the customers.
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
•Revenue from sale of hydrocarbons – Revenue from the sale of hydrocarbons is recognised at a point in time when control of the product is transferred to the customer. Revenue from take or pay contracts is recorded as unearned revenue until the product has been drawn by the customer (transfer of control), at which time it is recognised in earnings.
•Other operating revenue – Revenue earned from LNG processing and other services is recognised over time as the services are rendered.
Expenses
•Royalties, excise and levies – Royalties, excise and levies are considered to be production-based taxes and are therefore accrued on the basis of the Group’s entitlement to physical production.
•Depreciation and amortisation - Refer to Note B.3.
•Impairment and impairment reversals - Refer to Note B.4.
•Leases - Refer to Note D.7.
•Employee benefits - Refer to Note E.2.

Notes to the financial statements A. Earnings for the period for the year ended 31 December 2025
Significant estimates and judgements
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
For the year ended 31 December 2025

	Australia	International	Marketing	Corporate	Consolidated
	2025	2025	2025	2025	2025
	US$m	US$m	US$m	US$m	US$m
Liquified natural gas	4,800	-	1,160	-	5,960
Pipeline gas	1,160	164	-	-	1,324
Crude oil and condensate	1,313	3,872	72	-	5,257
Natural gas liquids	171	33	37	-	241
Revenue from sale of hydrocarbons	7,444	4,069	1,269	-	12,782
Intersegment revenue[1]	(120)	-	120	-	-
Processing and services revenue	177	-	-	-	177
Shipping and other revenue	-	-	25	-	25
Other revenue	57	-	145	-	202
Operating revenue[2]	7,501	4,069	1,414	-	12,984
Production costs	(1,030)	(523)	-	-	(1,553)
Royalties, excise and levies	(251)	(50)	-	-	(301)
Insurance	(37)	(19)	-	(23)	(79)
Inventory movement	44	(11)	-	-	33
Costs of production	(1,274)	(603)	-	(23)	(1,900)
Property, plant and equipment depreciation	(2,405)	(2,570)	-	(68)	(5,043)
Shipping and direct sales costs	(75)	(87)	(103)	-	(265)
Trading costs[3]	(217)	-	(928)	-	(1,145)
Other hydrocarbon costs	(29)	-	-	-	(29)
Other	(22)	(44)	-	-	(66)
Other cost of sales	(343)	(131)	(1,031)	-	(1,505)
Cost of sales	(4,022)	(3,304)	(1,031)	(91)	(8,448)
Gross profit/(loss)	3,479	765	383	(91)	4,536
Other income[4]	207	364	18	359	948
Exploration and evaluation expenditure[5]	(34)	(145)	-	-	(179)
Amortisation of permit acquisitions	-	(5)	-	-	(5)
Write-offs	-	(4)	-	-	(4)
Exploration and evaluation	(34)	(154)	-	-	(188)
General, administration and other costs	(62)	(67)	(3)	(350)	(482)
Amortisation of intangible assets	-	-	-	(22)	(22)
Depreciation of lease assets	(33)	(16)	(78)	(48)	(175)
Restoration movement[6]	(379)	34	-	5	(340)
Other[7]	(60)	(90)	(12)	(83)	(245)
Other costs	(534)	(139)	(93)	(498)	(1,264)
Other expenses	(568)	(293)	(93)	(498)	(1,452)
Impairment losses	-	-	-	(143)	(143)
Profit/(loss) before tax and net finance costs	3,118	836	308	(373)	3,889
1.Intersegment revenue comprises the incremental income net of all associated expenses generated by the Marketing segment’s optimisation of the oil and gas portfolio. The value is incremental income net of incremental costs.
2.Operating revenue includes revenue from contracts with customers of $12,959 million and sub-lease income of $25 million disclosed within shipping and other revenue.
3.In 2025 traded LNG and condensate purchased from Australia operations Joint Venture Partners have been presented in the Australia segment with the corresponding trading revenue presented in the Australia segment, whereas in 2024 this was presented in the Marketing segment.
4.Includes a $137 million unrealised fair value gain on embedded derivatives, $204 million of net gains on hedging activities, fees and recoveries and other income not associated with the ongoing operations of the business. The International segment includes $161 million from the gain on the sale of the Greater Angostura assets to Perenco.
5.Includes seismic and general permit activities and other exploration costs. Exploration and evaluation expenditure includes $17 million of evaluation expenditure.
6.Includes updated closure cost estimates and economic assumptions at closed sites.
7.Includes items not associated with the ongoing operations of the business including foreign exchange losses.

Notes to the financial statements A. Earnings for the period for the year ended 31 December 2025
For the year ended 31 December 2024

	Australia	International	Marketing	Corporate	Consolidated
	2024	2024	2024	2024	2024
	US$m	US$m	US$m	US$m	US$m
Liquified natural gas	5,361	-	1,040	-	6,401
Pipeline gas	1,119	230	-	-	1,349
Crude oil and condensate	1,668	3,143	76	-	4,887
Natural gas liquids	196	39	71	-	306
Revenue from sale of hydrocarbons	8,344	3,412	1,187	-	12,943
Intersegment revenue[1]	(23)	(7)	30	-	-
Processing and services revenue	220	-	-	-	220
Shipping and other revenue	-	-	16	-	16
Other revenue	197	(7)	46	-	236
Operating revenue[2]	8,541	3,405	1,233	-	13,179
Production costs	(1,051)	(528)	-	-	(1,579)
Royalties, excise and levies	(349)	(23)	-	-	(372)
Insurance	(27)	(9)	-	11	(25)
Inventory movement	55	29	-	-	84
Costs of production	(1,372)	(531)	-	11	(1,892)
Property, plant and equipment depreciation	(2,621)	(1,848)	-	(54)	(4,523)
Shipping and direct sales costs	(89)	(86)	(130)	-	(305)
Trading costs	(4)	-	(691)	-	(695)
Other hydrocarbon costs	(51)	-	-	-	(51)
Other	(22)	(7)	-	(6)	(35)
Other cost of sales	(166)	(93)	(821)	(6)	(1,086)
Cost of sales	(4,159)	(2,472)	(821)	(49)	(7,501)
Gross profit/(loss)	4,382	933	412	(49)	5,678
Other income[3]	568	50	23	(17)	624
Exploration and evaluation expenditure[4]	(44)	(276)	-	-	(320)
Amortisation of permit acquisitions	-	(8)	-	-	(8)
Write-offs	(3)	(6)	-	-	(9)
Exploration and evaluation	(47)	(290)	-	-	(337)
General, administration and other costs	-	-	-	(445)	(445)
Amortisation of intangible assets	-	-	-	(21)	(21)
Depreciation of lease assets	(58)	(1)	(101)	(50)	(210)
Restoration movement	(176)	6	-	(29)	(199)
Other[5]	(55)	(97)	93	(517)	(576)
Other costs	(289)	(92)	(8)	(1,062)	(1,451)
Other expenses	(336)	(382)	(8)	(1,062)	(1,788)
Impairment losses	-	-	-	-	-
Profit/(loss) before tax and net finance costs	4,614	601	427	(1,128)	4,514
1.Intersegment revenue comprises the incremental income net of all associated expenses generated by the Marketing segment’s optimisation of the oil and gas portfolio. The value is incremental income net of incremental costs.
2.Operating revenue includes revenue from contracts with customers of $13,163 million and sub-lease income of $16 million disclosed within shipping and other revenue.
3.Includes fees and recoveries and other income not associated with the ongoing operations of the business. The Australia segment includes $209 million from the gain on the sell-down of Scarborough to LNG Japan and JERA.
4.Includes seismic and general permit activities and other exploration costs. Exploration and evaluation expenditure includes $15 million of evaluation expenditure.
5.Includes gains and losses on hedging activities, a $314 million fair value loss on embedded derivatives and other expenses not associated with the ongoing operations of the business.

Notes to the financial statements A. Earnings for the period for the year ended 31 December 2025
For the year ended 31 December 2023

	Australia	International	Marketing	Corporate	Consolidated
	2023	2023	2023	2023	2023
	US$m	US$m	US$m	US$m	US$m
Liquified natural gas	6,867	-	1,298	-	8,165
Pipeline gas	1,088	286	-	-	1,374
Crude oil and condensate	1,611	2,246	124	-	3,981
Natural gas liquids	218	32	31	-	281
Revenue from sale of hydrocarbons	9,784	2,564	1,453	-	13,801
Intersegment revenue[1]	(166)	(15)	181	-	-
Processing and services revenue	184	-	-	-	184
Shipping and other revenue	-	-	9	-	9
Other revenue	18	(15)	190	-	193
Operating revenue[2]	9,802	2,549	1,643	-	13,994
Production costs	(1,173)	(389)	-	-	(1,562)
Royalties, excise and levies	(462)	(41)	-	-	(503)
Insurance	(41)	(11)	-	(8)	(60)
Inventory movement	(40)	3	-	-	(37)
Costs of production	(1,716)	(438)	-	(8)	(2,162)
Property, plant and equipment depreciation	(2,754)	(1,168)	-	(34)	(3,956)
Shipping and direct sales costs	(164)	(83)	(54)	(18)	(319)
Trading costs	(12)	-	(1,056)	-	(1,068)
Other hydrocarbon costs	(7)	-	-	-	(7)
Other	(7)	-	-	-	(7)
Other cost of sales	(190)	(83)	(1,110)	(18)	(1,401)
Cost of sales	(4,660)	(1,689)	(1,110)	(60)	(7,519)
Gross profit/(loss)	5,142	860	533	(60)	6,475
Other income[3]	160	54	26	82	322
Exploration and evaluation expenditure[4]	(24)	(253)	-	(2)	(279)
Amortisation of permit acquisitions	-	(4)	-	-	(4)
Write-offs	(31)	(46)	-	-	(77)
Exploration and evaluation	(55)	(303)	-	(2)	(360)
General, administration and other costs	-	-	-	(453)	(453)
Amortisation of intangible assets	-	-	-	(2)	(2)
Depreciation of lease assets	(50)	(14)	(75)	(40)	(179)
Restoration movement	(125)	(22)	-	-	(147)
Other[5]	(51)	-	(109)	(272)	(432)
Other costs	(226)	(36)	(184)	(767)	(1,213)
Other expenses	(281)	(339)	(184)	(769)	(1,573)
Impairment losses	(534)	(1,383)	-	-	(1,917)
Profit/(loss) before tax and net finance costs	4,487	(808)	375	(747)	3,307
1.Intersegment revenue comprises the incremental income net of all associated expenses generated by the Marketing segment’s optimisation of the oil and gas portfolio. The value is incremental income net of incremental costs.
2.Operating revenue includes revenue from contracts with customers of $13,985 million and sub-lease income of $9 million disclosed within shipping and other revenue.
3.Includes fees and recoveries, foreign exchange gains and other income not associated with the ongoing operations of the business.
4.Includes seismic and general permit activities and other exploration costs. Exploration and evaluation expenditure includes $30 million of evaluation expenditure.
5.Includes losses on hedging activities, a $35 million fair value loss on embedded derivatives and other expenses not associated with the ongoing operations of the business.

Notes to the financial statements A. Earnings for the period for the year ended 31 December 2025
A.2       Finance costs

	2025	2024	2023
	US$m	US$m	US$m
Interest on interest-bearing liabilities	599	350	229
Interest on lease liabilities	106	102	102
Accretion charge	288	293	238
Other finance costs	39	30	49
Less: Finance costs capitalised against qualifying assets	(733)	(410)	(311)
Total finance costs	299	365	307
A.3       Dividends paid and proposed
Woodside Energy Group Ltd, the parent entity, paid and proposed dividends set out below:

	2025	2024	2023
	US$m	US$m	US$m
(a) Dividends paid during the financial year
Prior year fully franked final dividend[1]	1,006	1,139	2,734
Current year fully franked interim dividend[2]	1,006	1,310	1,519
	2,012	2,449	4,253
(b) Dividend declared subsequent to the reporting period (not recorded as a liability)
Current year fully franked final dividend[3]	1,122	1,006	1,139
(c) Other information
Current year dividends per share (US cents)	112	122	140
1.2025: US$0.53, paid on 2 April 2025
2024: US$0.60, paid on 4 April 2024
2023: US$1.44, paid on 5 April 2023
2.2025: US$0.53, paid on 24 September 2025
2024: US$0.69, paid on 3 October 2024
2023: US$0.80, paid on28 September 2023
3.2025: US$0.59 to be paid on 27 March 2026
2024: US$0.53 paid on 2 April 2025
2023: US$0.60 paid on 4 April 2024
The Dividend Reinvestment Plan (DRP) was approved by the shareholders at the Annual General Meeting in 2003 for activation as required to fund future growth. The DRP was reactivated in 2019 and suspended by the Board of Directors on 27 February 2023.
A.4       Earnings per share

	2025	2024	2023
Profit attributable to equity holders of the parent (US$m)	2,718	3,573	1,660
Weighted average number of shares on issue for basic earnings per share	1,895,437,383	1,895,703,924	1,896,498,169
Effect of dilution from contingently issuable shares	17,983,754	16,221,362	14,444,802
Weighted average number of shares on issue adjusted for the effect of dilution	1,913,421,137	1,911,925,286	1,910,942,971
Basic earnings per share (US cents)	143.4	188.5	87.5
Diluted earnings per share (US cents)	142.0	186.9	86.9
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

Notes to the financial statements A. Earnings for the period for the year ended 31 December 2025
A.5       Taxes

	2025	2024	2023
	US$m	US$m	US$m
(a) Tax expense comprises
Petroleum resource rent tax (PRRT)
Current tax expense	358	396	367
Deferred tax (benefit)/expense	(9)	(487)	531
PRRT expense/(benefit)	349	(91)	898
Income tax
Current year
Current tax expense	1,361	1,420	1,872
Deferred tax benefit	(570)	(484)	(1,255)
Adjustment to prior years
Current tax (benefit)/expense	(19)	(177)	14
Deferred tax (benefit)/expense	(9)	55	22
Income tax expense	763	814	653
Tax expense	1,112	723	1,551

	2025	2024	2023
	US$m	US$m	US$m
(b) Reconciliation of income tax expense
Profit before tax	3,849	4,369	3,273
PRRT (expense)/benefit	(349)	91	(898)
Profit before income tax	3,500	4,460	2,375
Income tax expense calculated at 30%	1,050	1,338	712
Effect of tax rate differentials	10	(75)	91
Effect of deferred tax assets not recognised	19	76	155
Effect of tax benefits previously unrecognised	(194)	(442)	(332)
Effect of goodwill impairment	-	-	109
Reduction in deferred tax liability due to held for sale basis	-	(94)	(78)
Foreign exchange impact on tax (benefit)/expense	(47)	87	(58)
Adjustment to prior years	(29)	(122)	36
Integration and transaction costs non-deductible	-	-	4
Other	(46)	46	14
Income tax expense[1]	763	814	653

	2025	2024	2023
	US$m	US$m	US$m
(c) Reconciliation of PRRT expense
Profit before tax	3,849	4,369	3,273
Non-PRRT assessable profit	(2,180)	(2,631)	(1,780)
PPRT projects profit before tax	1,669	1,738	1,493
PRRT expense calculated at 40%	668	695	598
(Recognition)/derecognition of Pluto exploration expenditure[2]	-	(502)	611
Recognition of transferred exploration spend	-	-	(18)
Augmentation	(269)	(266)	(292)
Other	(50)	(18)	(1)
PRRT expense/(benefit)	349	(91)	898

Notes to the financial statements A. Earnings for the period for the year ended 31 December 2025

	2025	2024	2023
	US$m	US$m	US$m
(d) Deferred tax income statement reconciliation
PRRT
Production and growth assets	376	(304)	1,206
Augmentation for current year	(269)	(266)	(292)
Provisions	(109)	35	(372)
Other	(7)	48	(11)
PRRT (benefit)/expense	(9)	(487)	531
Income tax
Property, plant and equipment	(177)	(660)	(529)
Exploration and evaluation assets	17	35	38
Lease assets and liabilities	(25)	6	(20)
Provisions	(193)	62	(232)
PRRT assets and liabilities	(18)	251	(175)
Unused tax losses and tax credits	(190)	2	(221)
Assets held for sale	-	(36)	(86)
Intangible assets	8	6	-
Derivatives	35	(109)	(21)
Investments	33	-	-
Other	(69)	14	13
Income tax deferred tax benefit	(579)	(429)	(1,233)
Deferred tax benefit	(588)	(916)	(702)

	2025	2024	2023
	US$m	US$m	US$m
(e) Deferred tax other comprehensive income reconciliation
Income tax
Derivatives	31	34	77
Other	8	(8)	7
Deferred income tax expense via other comprehensive income	39	26	84
1.The global operations effective income tax rate (EITR) of 21.8% (2024: 18.3%, 2023: 27.5%) is calculated as the Group’s income tax expense divided by profit before income tax. The underlying EITR is 26.8% when excluding the recognition of a $182 million deferred tax asset as a result of the
Louisiana LNG FID and the $113 million post-tax H2OK impairment loss. The Australian operations EITR of 29.5% (2024: 26.9%, 2023:30.2%) is calculated with reference to all Australian companies and excluded foreign exchange on settlement and revaluation of income tax liabilities.
2.In 2025, no additional Pluto PRRT deferred tax asset was recognised. In 2024, the $502 million increase of the Pluto PRRT deferred tax asset is due to the recognition of previously unrecognised deductible expenditure that is now considered to be recoverable on the basis of future taxable profits being available to utilise the expenditure.

Notes to the financial statements A. Earnings for the period for the year ended 31 December 2025

	2025	2024
	US$m	US$m
(f) Deferred tax balance sheet reconciliation
Deferred tax assets
PRRT
Production and growth assets	586	784
Augmentation for current year	269	264
Provisions	546	470
Other	7	(70)
PRRT deferred tax assets	1,408	1,448
Income tax
Property, plant and equipment	(1,010)	(1,291)
Exploration and evaluation assets	55	51
Lease assets and liabilities	82	58
Unused tax losses and tax credits	1,823	1,684
Derivatives	(149)	11
Provisions	422	412
Investments	(33)	-
Other	60	20
Income tax deferred tax assets	1,250	945
Deferred tax assets	2,658	2,393
Deferred tax liabilities
PRRT
Production and growth assets	903	990
Augmentation for current year	-	(2)
Provisions	(968)	(935)
Other	193	121
PRRT deferred tax liabilities	128	174
Income tax
Property, plant and equipment	2,433	2,386
Exploration and evaluation assets	169	153
Lease assets and liabilities	(24)	(24)
Provisions	(1,803)	(1,615)
PRRT assets and liabilities	351	369
Assets held for sale	-	-
Intangible assets	4	160
Derivatives	(13)	(67)
Other	(63)	(39)
Income tax deferred tax liabilities	1,054	1,323
Deferred tax liabilities	1,182	1,497
Recognition and measurement
Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realised. The tax rates and laws used to determine the amount are based on those that have been enacted or substantively enacted by the end of the reporting period. Income taxes relating to items recognised directly in equity are recognised in equity.
Current taxes
Current tax expense is the expected tax payable on the taxable income for the current year and any adjustment to tax paid in respect of previous years.

Notes to the financial statements A. Earnings for the period for the year ended 31 December 2025
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
Pillar Two legislation
In December 2021, the Organisation for Economic Co-operation and Development (OECD) published its Pillar Two legislation rules.
The Pillar Two legislation rules aim to ensure that large multinational groups pay a minimum of 15% tax for each jurisdiction in which they operate. Pillar Two legislation has been enacted or substantively enacted in a number of jurisdictions in which the Group operates with effect from 1 January 2024. The Group applies the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
The Group has undertaken a Pillar Two analysis for the year ended 31 December 2025 and is expected to have met relevant safe harbours for all jurisdictions in which it operates except for Singapore. The amount of Singapore Pillar Two tax expense is not material.
Significant estimates and judgements
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
(b) Deferred tax asset recognition
Income tax losses and credits: Deferred tax assets (DTAs) relating to carry forward unused tax losses and credits arising from USA
TCG 1 of $1,227 million (2024: $1,274 million), USA TCG 2 of $200 million (2024:nil) and $396 million (2024: $410 million)
arising from countries other than Australia and the USA have been recognised. The Group has determined that it is probable that sufficient future taxable income will be available to utilise those losses and credits within those countries. Refer to Note E.9(a)
for details of tax consolidated groups.
Unrecognised DTAs relating to carry forward unused tax losses and credits of $320 million (2024: $366 million) from the USA TCG 1,
$150 million (2024: $343 million) from USA TCG 2 and $663 million (2024: $715 million) from countries other than Australia and the
USA. These DTAs have not been recognised as it is not currently probable that the losses and credits will be utilised based on current planned activities in those countries.
On 29 April 2025, the Group approved an FID to develop the Louisiana LNG Project. Upon FID, the Group recognised a DTA of
$182 million. In the prior year, subsequent to achieving first oil on the Sangomar project in June 2024, the Group recognised a net DTA of $342 million.
PRRT: The recoverability of PRRT deferred tax assets is primarily assessed with regard to future oil price assumptions impacting forecast future taxable profits. During the year ended 31 December 2025, the Group did not recognise any additional Pluto PRRT DTA as a result of recoverability assessments performed.

Notes to the financial statements A. Earnings for the period for the year ended 31 December 2025
In determining the amount of DTA that is considered probable and eligible for recognition, forecast future taxable profits are risk‑adjusted where appropriate by a market premium risk rate to reflect uncertainty inherent in long-term forecasts. A long-term bond rate of 4.3% (31 December 2024: 3.2%) was used for the purposes of augmentation.
Certain deferred tax assets on deductible temporary differences have not been recognised on the basis that deductions from future augmentation of the recognised deductible temporary difference will be sufficient to offset future taxable profits. $7,728 million (2024:
$7,490 million) relates to the North West Shelf Project, $779 million (2024: $601 million) relates to remaining Pluto deductible balances and $776 million (2024: $795 million) relates to Wheatstone. A long-term bond rate of 4.3% (31 December 2024: 3.2%) was used for the purposes of augmentation.
Had an alternative approach been used to assess recovery of the deferred tax assets, whereby future augmentation was not included in the assessment, additional deferred tax assets would be recognised, with a corresponding benefit to tax expense. It was determined that the approach adopted provides the most meaningful information on the implications of the PRRT regime, whilst ensuring compliance with
IAS 12 Income Taxes.
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

Notes to the financial statements B. Production and growth assets for the year ended 31 December 2025
IN THIS SECTION

This section addresses the strategic growth (exploration and evaluation), core producing, development and new energy (property, plant and equipment) assets position of the Group at the end of the reporting period including, where applicable, the accounting policies and significant estimates and judgements applied. This section also includes the impairment position of the Group at the end of the reporting period.

B.	Production and growth assets
B.1	Segment production and growth assets	Page F-25
B.2	Exploration and evaluation	Page F-27
B.3	Property, plant and equipment	Page F-28
B.4	Impairment of exploration and evaluation, property, plant and equipment and goodwill	Page F-30
B.5	Business combination	Page F-34
B.6	Intangible assets	Page F-36
B.7	Significant production and growth asset acquisitions	Page F-37
B.8	Disposal and sell-down of assets	Page F-38
B.9	Transactions with equity holders of the Group	Page F-38

Notes to the financial statements B. Production and growth assets for the year ended 31 December 2025
B.1      Segment production and growth assets
As at 31 December 2025

	Australia	International	Marketing	Corporate	Consolidated
	2025	2025	2025	2025	2025
	US$m	US$m	US$m	US$m	US$m
Balance as at 31 December
Asia Pacific	582	-	-	-	582
Americas	-	207	-	-	207
Africa	-	1	-	-	1
Total exploration and evaluation	582	208	-	-	790
Balance as at 31 December
Land and buildings	557	70	-	117	744
Oil and gas properties	13,398	9,693	-	-	23,091
Projects in development	11,432	10,840	-	165	22,437
Other plant and equipment	-	-	-	283	283
Total property, plant and equipment	25,387	20,603	-	565	46,555
Balance as at 31 December
Goodwill	2,887	1,065	-	-	3,952
Contract assets	-	708	-	6	714
Software	-	-	-	187	187
Total intangible assets	2,887	1,773	-	193	4,853
Balance as at 31 December
Land and buildings	104	244	2	227	577
Oil and gas properties	-	3	-	-	3
Other plant and equipment	90	-	734	24	848
Total lease assets	194	247	736	251	1,428
Additions to exploration and evaluation:
Exploration	-	40	-	-	40
Evaluation	17	27	-	-	44
	17	67	-	-	84
Additions to property, plant and equipment:
Property, plant and equipment	2,174	5,593	-	112	7,879
Capitalised borrowings costs[1]	390	343	-	-	733
Restoration[2]	734	(21)	-	-	713
	3,298	5,915	-	112	9,325
Additions to intangible assets:
Adjustment to purchase price allocation[3]	-	116	-	-	116
Software	-	-	-	2	2
	-	116	-	2	118
Additions to lease assets
Land and buildings	1	6	-	14	21
Other plant and equipment	-	-	265	24	289
	1	6	265	38	310
1.Borrowing costs capitalised were at a weighted average interest rate of 5.0%.
2.Relates to changes in restoration provision assumptions.
3.Refer to Note B.5 for details on business combination.
Refer to Note A.1 for descriptions of the Group’s segments and geographical regions.

Notes to the financial statements B. Production and growth assets for the year ended 31 December 2025
As at 31 December 2024

	Australia	International	Marketing	Corporate	Consolidated
	2024	2024[1]	2024	2024[1]	2024
	US$m	US$m	US$m	US$m	US$m
Balance as at 31 December
Asia Pacific	571	-	-	-	571
Americas	-	149	-	-	149
Africa	-	1	-	-	1
Total exploration and evaluation	571	150	-	-	721
Balance as at 31 December
Land and buildings	615	92	-	27	734
Oil and gas properties	14,320	11,467	-	-	25,787
Projects in development	9,556	5,918	-	452	15,926
Other plant and equipment	-	-	-	189	189
Total property, plant and equipment	24,491	17,477	-	668	42,636
Balance as at 31 December
Goodwill	2,887	979	-	-	3,866
Contract assets	-	747	-	10	757
Software	-	-	-	203	203
Total intangible assets	2,887	1,726	-	213	4,826
Balance as at 31 December
Land and buildings	102	254	-	247	603
Oil and gas properties	16	1	-	-	17
Other plant and equipment	123	-	547	1	671
Total lease assets	241	255	547	248	1,291
Additions to exploration and evaluation:
Exploration	-	22	-	-	22
Evaluation	17	60	-	-	77
	17	82	-	-	99
Additions to property, plant and equipment:
Acquisitions through business combinations and asset acquisitions[2]	-	2,303	-	-	2,303
Property, plant and equipment	2,794	1,996	-	213	5,003
Capitalised borrowings costs[3]	278	132	-	-	410
Restoration[4]	(137)	(55)	-	-	(192)
	2,935	4,376	-	213	7,524
Additions to intangible assets:
Acquisitions through business combination and asset acquisitions[2]	-	941	-	-	941
Contract assets	-	-	-	1	1
Software	-	-	-	39	39
	-	941	-	40	981
Additions to lease assets
Acquisitions through business combinations and asset acquisitions[2]	-	172	-	-	172
Land and buildings	15	-	-	22	37
Other plant and equipment	-	-	111	-	111
	15	172	111	22	320
1.The 2024 amounts have been restated to reflect the changes in operating segments. $1,115 million of the total property, plant and equipment and $916 million of the total intangible assets have been reclassified from the corporate to international segment. $1,115 million of the additions to property, plant and equipment and $941 million of the additions to intangible assets have been reclassified from the corporate to international segment. Refer to
‘Operating segment information’ in Note A.1 for details.
2.Refer to Note B.5 for details on business combination and Note B.7 for details on asset acquisitions.
3.Borrowing costs capitalised were at a weighted average interest rate of 4.4%.
4.Relates to changes in restoration provision assumptions.

Notes to the financial statements B. Production and growth assets for the year ended 31 December 2025
B.2       Exploration and evaluation

	Asia Pacific	Americas	Africa	Total
	US$m	US$m	US$m	US$m
Year ended 31 December 2025
Carrying amount at 1 January 2025	571	149	1	721
Additions	17	67	-	84
Amortisation of licence acquisition costs	-	(5)	-	(5)
Expensed	-	(4)	-	(4)
Transferred exploration and evaluation	(6)	-	-	(6)
Carrying amount at 31 December 2025	582	207	1	790
Year ended 31 December 2024
Carrying amount at 1 January 2024	568	76	24	668
Additions	17	81	1	99
Amortisation of licence acquisition costs	-	(8)	-	(8)
Expensed	(3)	-	(6)	(9)
Transferred exploration and evaluation	(11)	-	(18)	(29)
Carrying amount at 31 December 2024	571	149	1	721
Exploration commitments
Year ended 31 December 2025	3	15	9	27
Year ended 31 December 2024	4	-	10	14
Recognition and measurement
Expenditure on exploration and evaluation is accounted for in accordance with the area of interest method.
Areas of interest (AOI) are based on a geographical area for which the rights of tenure are current. All exploration and evaluation expenditure, including general permit activity, geological and geophysical costs and new venture activity costs, is expensed as incurred except for the following:
•where the expenditure relates to an exploration discovery for which the assessment of the existence or otherwise of economically recoverable hydrocarbons is not yet complete; or
•where the expenditure is expected to be recouped through successful exploitation of the area of interest, or alternatively, by its sale.
The costs of acquiring interests in new exploration and evaluation licences are capitalised. The costs of drilling exploration wells are initially capitalised pending the results of the well.
Costs are expensed where the well does not result in the successful discovery of economically recoverable hydrocarbons and the recognition of an area of interest.
Subsequent to the recognition of an area of interest, all further evaluation costs relating to that area of interest are capitalised. Upon approval for the commercial development of an area of interest, accumulated expenditure for the area of interest is transferred to projects in development within property, plant and equipment.
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
Impairment
Refer to Note B.4 for details on impairment, including any write‑offs.
Significant estimates and judgements
(a) Area of interest
Typically, an AOI is defined by the Group as an individual geographical area whereby the presence of hydrocarbons is considered favourable or proved to exist. The Group has established criteria to recognise and maintain an AOI.

Notes to the financial statements B. Production and growth assets for the year ended 31 December 2025
(b) Transfer to projects in development
Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when the project is technically feasible and economically viable to transfer to projects in development.
B.3       Property, plant and equipment

	Land and buildings	Oil and gas properties	Projects in development[1]	Other plant and equipment	Total
	US$m	US$m	US$m	US$m	US$m
Year ended 31 December 2025
Carrying amount at 1 January 2025	734	25,787	15,926	189	42,636
Adjustment to purchase price allocation[2]	(21)	-	(9)	-	(30)
Additions[3]	-	657	8,658	10	9,325
Disposals at written down value[4]	(6)	(44)	(143)	(3)	(196)
Impairment loss[5]	-	-	(143)	-	(143)
Completions and transfers	98	1,609	(1,852)	151	6
Depreciation	(61)	(4,918)	-	(64)	(5,043)
Carrying amount at 31 December 2025	744	23,091	22,437	283	46,555
At 31 December 2025
Historical cost	1,899	58,820	22,919	720	84,358
Accumulated depreciation and impairment	(1,155)	(35,729)	(482)	(437)	(37,803)
Net carrying amount	744	23,091	22,437	283	46,555
Year ended 31 December 2024
Carrying amount at 1 January 2024	701	24,168	15,724	198	40,791
Acquisitions through business combinations and asset acquisitions[2]	92	-	2,211	-	2,303
Additions	-	(293)	5,514	-	5,221
Disposals at written down value	(3)	(4)	(1,178)	-	(1,185)
Completions and transfers[6]	-	6,335	(6,345)	39	29
Depreciation	(56)	(4,419)	-	(48)	(4,523)
Carrying amount at 31 December 2024	734	25,787	15,926	189	42,636
At 31 December 2024
Historical cost	1,830	58,303	16,300	533	76,966
Accumulated depreciation and impairment	(1,096)	(32,516)	(374)	(344)	(34,330)
Net carrying amount	734	25,787	15,926	189	42,636
1.Projects in development include the fair value ascribed to future phases of certain projects acquired through business combinations.
2.Refer to Note B.5 for details of business combination and Note B.7 for details of asset acquisitions.
3.Includes $7,345 million of capital additions, $733 million of capitalised borrowing costs, $534 million relating to reimbursed capital expenditure from
OCI N.V. and $713 million relating to changes in restoration provision assumptions. Included within capital additions is $3,658 million relating to the
Louisiana LNG project.
4.Refer to Note B.8 for details on disposal of assets and Note B.9 for details on transactions with equity holders of the Group.
5.Refer to Note B.4 for details on impairment.
6.Upon first oil in June 2024, the carrying value of the Sangomar project has been transferred from projects in development to oil and gas properties.
Recognition and measurement
Property, plant and equipment are stated at cost less accumulated depreciation and impairment charges.
Projects in development include the construction of oil and gas assets and new energy assets:
•Projects in development for oil and gas assets include the costs to acquire, construct, install or complete production and infrastructure facilities such as pipelines and platforms, capitalised borrowing costs, transferred exploration and evaluation assets, development wells and the estimated cost of dismantling and restoration.
•Projects in development for new energy assets include the costs to acquire, construct, install or complete infrastructure facilities, capitalised borrowing costs and the estimated cost of dismantling and restoration.

Notes to the financial statements B. Production and growth assets for the year ended 31 December 2025
Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that project when it is probable that they will result in future economic benefits and the costs can be measured reliably. The interest rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the
Group’s outstanding borrowings during the period.
When commercial operation commences, the accumulated costs in projects in development will be transferred to oil and gas properties or new energy assets.
Subsequent capital costs, including major maintenance, are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured.
Depreciation and amortisation
Property, plant and equipment are depreciated to their estimated residual values at rates based on their expected useful lives.
Upstream oil and conventional gas assets are depreciated using the unit of production basis over proved reserves. Upstream LNG assets are depreciated over proved plus probable reserves. Multi-product assets are assessed on a case-by-case basis and aligned to the most appropriate representation of useful life.
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
All other items of property, plant and equipment are depreciated using the straight-line method over their useful life. They are depreciated as follows:
•Buildings – 24–40 years;
•Other plant and equipment – 5–40 years; and
•Land is not depreciated.
Impairment
Refer to Note B.4 for details on impairment.
Capital commitments
The Group has capital commitments contracted for, but not provided for in the financial statements, of $11,957 million as at
31 December 2025 (2024: $3,841 million). Capital commitments relate predominantly to the Louisiana LNG, Trion and Scarborough projects (2024: Trion, Scarborough and Louisiana LNG projects). Capital commitments, totalling $9,986 million are shared between the
Group, Stonepeak and Williams based on their respective interests in Louisiana LNG. Stonepeak will pay for its share of Louisiana
LNG’s capital expenditure up to a cap of $5,700 million some of which has already been utilised. Refer to Note B.9 for details of the sell-down of Louisiana LNG Infrastructure LLC to Stonepeak.
In addition to the above, the Group also has capital commitments of $165 million (2024: $6 million) relating to its associates and joint ventures.
Significant estimates and judgements
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
(b) Depreciation
Judgement is required to determine when assets are available for use to commence depreciation. Depreciation generally commences on first production.

Notes to the financial statements B. Production and growth assets for the year ended 31 December 2025
B.4       Impairment of exploration and evaluation, property, plant and equipment and goodwill
Exploration and evaluation
Impairment testing
The recoverability of the carrying amount of exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively sale of the respective AOI.
Each AOI is reviewed half-yearly to determine whether economic quantities of hydrocarbons have been found, or whether further exploration and evaluation work is underway or planned to support continued carry forward of capitalised costs. Where a potential impairment is indicated for an AOI, an assessment is performed using a fair value less costs to dispose (FVLCD) method to determine its recoverable amount. Upon approval for commercial development, exploration and evaluation assets are assessed for impairment before they are transferred to property, plant and equipment.
Impairment calculations
If the carrying amount of an AOI exceeds its recoverable amount, the AOI is written down to its recoverable amount and an impairment loss is recognised in the consolidated income statement.
Property, plant and equipment
Impairment testing
The carrying amounts of property, plant and equipment are assessed half-yearly to determine whether there is an indicator of impairment or impairment reversal for those assets which have previously been impaired. Indicators of impairment and impairment reversals include changes in reserves for oil and gas assets, expected future sales prices, or costs.
Property, plant and equipment are assessed for impairment indicators and impairments on a cash-generating unit (CGU) basis. CGUs are determined as offshore and onshore facilities, infrastructure and associated oil and/or gas fields and new energy assets.
If there is an indicator of impairment or impairment reversal for a CGU, its recoverable amount is calculated and compared with the
CGU’s carrying value (refer to impairment calculations below).
Goodwill
For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the
Group’s cash-generating units (CGUs) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Goodwill is tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it might be impaired. Impairment of goodwill is determined by assessing the recoverable amount of each CGU to which the goodwill relates and comparing it with its carrying value, which includes deferred taxes (refer to impairment calculations below and Note B.5).
When part of an operation is disposed of, any goodwill associated with the disposed operation is included in the carrying amount of the operation in determining the gain or loss on disposal.
Goodwill and property, plant and equipment impairment calculations
The recoverable amount of an asset or CGU is determined as the higher of its value in use (VIU) and FVLCD.
VIU is determined by estimating future cash flows after taking into account the risks specific to the asset and discounting to present value using an appropriate discount rate.
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
If the recoverable amount of an asset or CGU exceeds its carrying amount, and that asset or CGU has previously been impaired, the impairment is reversed. The carrying amount of the asset or CGU is increased to its recoverable amount, but only to the extent that the carrying amount does not exceed the value that would have been determined, net of depreciation, if no impairment had been recognised.
Impairments of goodwill are not reversed.

Notes to the financial statements B. Production and growth assets for the year ended 31 December 2025
For the year ended 31 December 2025
Goodwill allocation
The Group performed its annual goodwill impairment test as at 31 December 2025.
The carrying amount of goodwill allocated to each CGU, or groups of CGUs, and excess recoverable amounts are as follows:

Segment	CGU	Goodwill carrying amount	Excess of recoverable amount over CGU carrying amount[1]
		US$m	US$m
Australia	Pluto-Scarborough	2,445	4,014
Australia	NWS Gas	442	791
International	Atlantis	522	158
International	Beaumont New Ammonia	255	396
International	Mad Dog	242	-
International	Mad Dog Phase 2	46	548
Total		3,952
1.Amounts are with reference to the total CGU value including goodwill.
Impairment and impairment reversals
As at 30 June 2025, an impairment indicator was identified on the H2OK Project following the Group’s decision to exit the project.
Based on management’s judgement, the estimated recoverable value of the project’s inventory and property, plant and equipment are expected to be less than the carrying value. The estimated recoverable amount was based on third party valuation reports. As a result, an impairment loss before tax of $143 million was recognised in the Corporate segment of Note A.1 for the half-year ended 30 June 2025.
No other impairment or impairment reversal was recognised in the current year.
Recoverable amounts have been determined using the FVLCD method using discounted cash flow projections, classified as Level 3 on the fair value hierarchy. The carrying amount of each CGU includes all assets allocated to the respective CGU. Refer to significant estimates and judgements for further details.
Sensitivity analysis for CGUs with goodwill
Recoverable amount valuations are sensitive to changes in certain significant accounting estimates and judgements (refer to significant estimates and judgements for further details). Reasonably possible changes to these key assumptions are set out below:
•Post-tax discount rate – plus or minus 1% (representing a change of 100 basis points)
•Commodity pricing – plus or minus 10%
The valuations of CGUs with goodwill are most sensitive to changes in forecast commodity prices and discount rates. Reasonably possible changes in these estimates which could result in the estimated recoverable amount being equal to the carrying amount, assuming all other variables are held constant, are as follows:

	Decrease in commodity price[1]	Increase in post-tax discount rate
CGU	% change	(absolute terms)
Atlantis	(2.8%)	0.9%
Beaumont New Ammonia	(4.4%)	N/A2
Mad Dog	<0.0%	>0.0%
1.WTI price, which applies to Atlantis and Mad Dog, has a $5 to $6/bbl differential from Brent. Ammonia prices apply to Beaumont New Ammonia.
2.Management considers there to be no reasonably possible change in the respective estimate which, in isolation, would result in the estimated recoverable amount being equal to the carrying amount.
A change in any of the above assumptions would have an impact on other assumptions which when considered together may offset.
This does not incorporate decisions management may take in order to mitigate the change in assumptions. Management considers there to be no reasonably possible changes in production volumes that would, in isolation, result in the estimated recoverable amount being equal to the carrying amount. Analysis of key assumptions which could result in the carrying value to equal the recoverable value provides a basis to assess the magnitude of a reasonably possible change to the carrying amounts of respective CGUs.

Notes to the financial statements B. Production and growth assets for the year ended 31 December 2025
For the year ended 31 December 2024
Goodwill allocation
The acquisition of OCI Ammonia Holding B.V. and its Beaumont New Ammonia Project was completed on 30 September 2024 and accounted for as a business combination (refer to Note B.5). The purchase consideration represents the fair value of assets and liabilities acquired and goodwill arose from the business combination totalling $169 million.
The Group performed its annual goodwill impairment test as at 31 December 2024. The carrying amount of goodwill allocated to each
CGU, or groups of CGUs, and excess recoverable amounts were as follows:

Segment	CGU	Goodwill carrying amount	Excess of recoverable amount over CGU carrying amount[1]
		US$m	US$m
Australia	Pluto-Scarborough[2]	2,445	4,514
Australia	NWS Gas	442	1,612
International	Atlantis	522	98
International	Beaumont New Ammonia[3]	169	—
International	Other goodwill	288	879
Total		3,866
1.Amounts are with reference to the total CGU value including goodwill.
2.A portion of the goodwill allocated to Pluto-Scarborough was disposed of due to the sell-down to LNG Japan and JERA.
3.Represents goodwill acquired through business combination. Refer to Note B.5 for further details.
Other goodwill of $288 million (2023: $283 million) has been allocated across a number of CGUs within the International segment.
This represents less than 1% of net assets as at 31 December 2024.
Impairment and impairment reversals
No impairment or impairment reversal was recognised for the year ended 31 December 2024.
Recoverable amounts have been determined using the FVLCD method using discounted cash flow projections, classified as Level 3 on the fair value hierarchy. The carrying amount of each CGU includes all assets allocated to the respective CGU. Refer to significant estimates and judgements for further details.
Sensitivity analysis for CGUs with goodwill
Recoverable amount valuations are sensitive to changes in certain significant accounting estimates and judgements (refer to significant estimates and judgements for further details). Reasonably possible changes to these key assumptions are set out below:
•Post-tax discount rate – plus or minus 1% (representing a change of 100 basis points)
•Commodity pricing – plus or minus 10%
•Production volumes – plus or minus 4%
The valuations of CGUs with goodwill are most sensitive to changes in forecast commodity prices and discount rates. Reasonably possible changes in these estimates which could result in the estimated recoverable amount being equal to the carrying amount, assuming all other variables are held constant, are as follows:

	Decrease in commodity price[1]	Increase in post-tax discount rate
CGU	% change	(absolute terms)
Atlantis	(1.5%)	0.5%
1.Brent price applies to Pluto-Scarborough and NWS Gas. WTI price (Brent – $4/bbl) applies to Atlantis.
A change in any of the above assumptions would have an impact on other assumptions which when considered together may offset.
This does not incorporate decisions management may take in order to mitigate the change in assumptions. Management considers there to be no reasonably possible changes in production volumes or foreign exchange rates that would, in isolation, result in the estimated recoverable amount being equal to the carrying amount. Analysis of key assumptions which could result in the carrying value to equal the recoverable value provides a basis to assess the magnitude of a reasonably possible change to the carrying amounts of respective
CGUs.

Notes to the financial statements B. Production and growth assets for the year ended 31 December 2025
Significant estimates and judgements
(a) CGU determination
Identification of a CGU requires management judgement. Management has determined CGUs based on the smallest group of assets that generate significant cash inflows that are independent from other assets or groups of assets.
(b) Allocation of goodwill
Judgement is required in the allocation of goodwill arising from business combinations to the Group’s CGUs that are expected to benefit from the synergies of the business combination.
(c) Recoverable amount calculation key assumptions
In determining the recoverable amount of CGUs, estimates are made regarding the present value of future cash flows when determining the FVLCD. FVLCD methodology uses assumptions reflecting market participant's current expectations of such future cash flows (to determine a value that a willing seller and a willing buyer would accept in a market transaction). These estimates require significant management judgement and are subject to risk and uncertainty, and hence changes in economic conditions can also affect the assumptions used and the rates used to discount future cash flow estimates.
The basis for each estimate used to determine recoverable amounts as at 31 December 2025 and 31 December 2024 is set out below:
•Resource estimates – 2P reserves and a portion of 2C resources (where applicable) for oil and gas properties. The reserves are as disclosed in the Reserves and Resources Statement in the 31 December 2025 and 31 December 2024 Annual Reports.
•Inflation rate – long-term inflation rate of 2.0% (2024: 2.0%) has been applied for US based assets and 2.5% (2024: 2.3%)
for Australian based assets.
•Foreign exchange rates – a rate of $0.70 (2024: $0.75) US$:AU$ is based on management’s view of long-term exchange rates.
•Discount rates – a post-tax discount rate of between 8.5% and 10.5% (2024: 8.5% and 9.5%) for CGUs has been applied.
The discount rate reflects an assessment of the risks specific to the asset.
•Carbon pricing – a long-term price of US$80/tonne (2024 real terms) of emissions (2024: US$80/tonne (2024 real terms))
is based on management’s assumptions on carbon cost pricing and incorporates an evaluation of climate risk. This is applicable to Australian emissions that exceed facility-specific baselines in accordance with Australian regulations, as well as global emissions that exceed voluntary corporate net emissions targets. Woodside continues to monitor the uncertainty around climate change risks and will revise carbon pricing assumptions accordingly. Refer to the Climate change and energy transition section within the basis of preparation for further information.
•LNG price – the majority of LNG sales contracts are linked to an oil price marker and therefore dependent on oil price assumptions.
LNG sold into spot markets is typically based on a gas-hub linked price (for example the Title Transfer Facility (TTF) or JKM) and therefore these pricing assumptions are also of relevance in forecasting future revenues.
•Brent oil prices – derived from long-term views of global supply and demand, building upon past experience of the industry and consistent with external sources. Prices are adjusted for premiums and discounts based on the nature and quality of the product.
Brent oil price estimates have considered the risk of climate policies along with other factors such as industry investment and cost trends. Woodside’s pricing assumptions reflect a ‘best estimate’ scenario in which global governments pursue decarbonisation goals as well as other goals such as energy security and economic development. Further information on climate change risk is provided in the Climate change and energy transition section within the basis of preparation. The nominal Brent oil prices (US$/bbl) used for the year ended 31 December 2025 were:

	2026	2027	2028	2029	2030	2031
31 December 2025[1]	70	71	78	84	85	87
31 December 2024[2]	82	83	84	86	88	90
1.Long-term oil prices are based on US$75/bbl (2024 real terms) from 2028 and prices are escalated at 2.0% onwards.
2.Long-term oil prices are based on US$78/bbl (2024 real terms) from 2027 and prices are escalated at 2.0% onwards.
The nominal Brent oil prices (US$/bbl) used for the year ended 31 December 2024 were:

	2025	2026	2027	2028	2029	2030
31 December 2024[3]	80	82	83	84	86	88
31 December 2023[4]	80	76	77	79	80	82
3.Long-term oil prices are based on US$78/bbl (2024 real terms) from 2027 and prices are escalated at 2.0% onwards.
4.Long-term oil prices are based on US$70/bbl (2022 real terms) from 2026 and prices are escalated at 2.0% onwards.
•Ammonia prices – derived from the long-term views of global supply and demand referenced to Woodside’s underlying global gas price assumption and expectation of lower-carbon price adjustment, building upon past experience of the industry and consistent with external sources. The long-term Ammonia prices applied range from $492/tonne escalating to a $567/tonne long‑term price from 2034. Prices are real terms 2024 and escalated at 2.0%.

Notes to the financial statements B. Production and growth assets for the year ended 31 December 2025
B.5       Business combination
Acquisition of OCI Clean Ammonia Holding B.V (OCI)
On 5 August 2024, Woodside entered into a binding agreement to acquire 100% of OCI and its Beaumont New Ammonia Project for an
all-cash consideration of $2,350 million. The project is under construction and is subject to cost, schedule and performance guarantees from OCI N.V.
The transaction completed on 30 September 2024 and was accounted for as a business combination. The Group’s net profit after tax for the year ended 31 December 2024 incorporated OCI’s results from acquisition date. The all-cash consideration of $2,350 million is inclusive of capital expenditure through completion of phase 1 of the project, with 80% paid and the remaining 20% to be paid at project completion subject to cost, schedule and performance guarantees. The acquisition has positioned the Group to be an early mover in the growing lower carbon ammonia market.
The initial accounting for the acquisition of OCI was provisionally disclosed at 31 December 2024. The Group had a maximum of
12 months from the date of acquisition to finalise the purchase price accounting and allocation of fair value to goodwill and other indefinite life intangible assets. Management completed this exercise within the first half of the year and the table below now reflects the final fair value of the acquired assets and liabilities and the resulting value of goodwill arising from the business combination.
The finalised purchase price allocation based on updated information has resulted in goodwill of $255 million, a net increase of
$86 million from the amount reported at 31 December 2024.
Details of the purchase consideration and the fair value of goodwill, identifiable assets and liabilities of OCI acquired are as follows:

Fair value of net identifiable assets and goodwill acquired, on acquisition date	US$m
Cash and cash equivalents	4
Receivables	720
Property, plant and equipment	906
Intangible assets	796
Other assets	2
Payables	(43)
Deferred tax liabilities	(154)
Provisions	(116)
Fair value of net identifiable assets acquired	2,115
Goodwill arising on acquisition	255
Total purchase consideration[1]	2,370
1.Total purchase consideration includes $20 million of working capital adjustment.

Purchase consideration	US$m
Cash payment	1,900
Contingent consideration[2]	470
Total purchase consideration	2,370
2.Contingent consideration relating to the remaining 20% of the consideration to be paid to OCI N.V. at project completion.

Analysis of cash flows on acquisition	US$m
Cash payment	(1,900)
Cash and cash equivalents acquired	4
Net cash flow on acquisition	(1,896)
Acquisition-related costs of $2 million were included as an expense in general, administration and other costs in the consolidated income statement for the year ended 31 December 2024.

Notes to the financial statements B. Production and growth assets for the year ended 31 December 2025
Revenue and contribution to the Group
The acquired business contributed a loss before tax of $8 million to the Group from the acquisition date to 31 December 2024. If the acquisition had occurred on 1 January 2024, consolidated profit before tax would have been lower by $21 million. The acquired business did not recognise any operating revenue prior to or after the acquisition date.
Receivables
The fair value of receivables included $715 million of expected reimbursements from OCI N.V. for forecast capital expenditure. The full reimbursement was received by 31 December 2025.
Intangible assets
$796 million of intangible assets were recognised on acquisition as a result of identified contract assets. Refer to Note B.6 Intangible assets for details.
Goodwill
The goodwill of $255 million arises from the net deferred tax liability recognised on acquisition as a consequence of asset tax bases received being lower than the fair value of the assets acquired. The goodwill is not deductible for tax purposes.
Business combination accounting
The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group.
In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.
The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired.
Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.
Contingent consideration is measured at fair value at the date of acquisition and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.
Significant estimates and judgements
(a) Nature of acquisition
Judgement is required to determine if the acquisition is a business combination due to the stage of completion of the project and the timing of transfer of employees.
The project is under construction, with agreements in place to complete construction and transfer a fully operational asset together with a workforce to the Group. The agreements were in place at acquisition date and provide Woodside with control over the future economic benefits of the project, and the necessary inputs and processes to create outputs, meeting the definition of a business combination.
(b) Fair value determination for net assets acquired
Judgement is required to determine the fair value of assets acquired and liabilities assumed in a business combination, which can have a material impact on resultant goodwill. This includes the use of a cash flow model to estimate the expected future cash flows and the discount rate used.
On acquisition date, the reproduction cost method was used to fair value the property, plant and equipment in its construction phase. The reproduction cost method calculates the cost to construct an equivalent asset with the same specifications.
(c) Contingent consideration
Judgement is required to determine the fair value of the contingent consideration which includes consideration on the construction progress, estimates to complete compared to the schedule and performance guarantees.

Notes to the financial statements B. Production and growth assets for the year ended 31 December 2025
B.6       Intangible assets

	Goodwill	Contract Assets	Software	Total
	US$m	US$m	US$m	US$m
Year ended 31 December 2025
Carrying amount at 1 January 2025	3,866	757	203	4,826
Adjustment to purchase price allocation[1]	86	30	-	116
Additions	-	-	2	2
Amortisation	-	(73)	(18)	(91)
Carrying amount at 31 December 2025	3,952	714	187	4,853
At 31 December 2025
Cost	4,429	814	220	5,463
Accumulated amortisation and impairment	(477)	(100)	(33)	(610)
Net carrying amount	3,952	714	187	4,853
Year ended 31 December 2024
Carrying amount at 1 January 2024	3,995	15	173	4,183
Acquisitions through business combinations and asset acquisitions[1]	169	766	6	941
Additions	-	1	39	40
Amortisation	-	(25)	(15)	(40)
Goodwill disposed	(298)	-	-	(298)
Carrying amount at 31 December 2024	3,866	757	203	4,826
At 31 December 2024
Cost	4,343	784	218	5,345
Accumulated amortisation and impairment	(477)	(27)	(15)	(519)
Net carrying amount	3,866	757	203	4,826
1.Refer to Note B.5 for details on business combination and Note B.7 for details on asset acquisitions.
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
The contract assets were acquired as part of a business combination and represent the difference in contract pricing and market prices, adjusted for time value of money. The contracts are recognised at fair value at the acquisition date and are subsequently amortised over
30 years (2024: 6 months to 17 years).
Software is recognised at historical cost less accumulated amortisation and impairment. All software costs are amortised over the useful life of 5–15 years on a straight-line basis.
Significant estimates and judgements
(a) Goodwill allocation
Judgement is required in the allocation of goodwill to the Group’s CGUs that are expected to benefit from the synergies of the business combination. Refer to Note B.4 for the details of the goodwill allocation.
(b) Contract assets
In determining the fair value of the contract assets as part of a business combination, estimates are made regarding the pricing assumptions and discount rate. These estimates require management judgement and changes in economic conditions can impact the fair value assessment of the contracts.

Notes to the financial statements B. Production and growth assets for the year ended 31 December 2025
B.7       Significant production and growth asset acquisitions
(a) Operatorship of Bass Strait assets
On 29 July 2025, the Group agreed with ExxonMobil Australia (ExxonMobil) to assume operatorship of the Bass Strait production assets, the Longford Gas Plant, the Long Island Point gas liquids processing facility and associated pipeline infrastructure.
The parties’ equity interests in the joint venture assets and existing decommissioning plans and provisions remain unchanged. The transaction is subject to customary conditions precedent, including obtaining regulatory approvals, and is expected to complete in 2026.
There has been no financial impact to the 31 December 2025 results
As part of the transaction, Woodside will acquire ExxonMobil’s employing entity for the Bass Strait employees, which includes the related employee assets and liabilities for consideration of $1. The employee expenses will continue to be funded by Bass Strait joint venture partners based on their equity interests. The acquisition of the employing entity is expected to be treated as a business combination, with the financial impact to be determined at completion.
(b) Sale and purchase agreements with Chevron
On 19 December 2024, the Group entered into sale and purchase agreements with Chevron Australia Pty Ltd (Chevron) to acquire
Chevron’s 16.7% interest in the North West Shelf (NWS) Project and the NWS Oil Project and 20.0% interest in the Angel Carbon
Capture and Storage (CCS) Project, and to transfer the Group’s 13.0% non-operated interest in the Wheatstone Project and 65.0%
operated interest in the Julimar-Brunello Project.
Completion of the transaction is subject to the completion of Julimar Phase 3 Project execution and handover and other customary conditions precedent.
As part of the transaction, Chevron will make a cash payment to Woodside of up to $400 million which comprises a cash payment of
$300 million at completion, and additional contingent payments of up to $100 million in aggregate.
As at 31 December 2025, the Group has received $100 million of advance payment from Chevron. The advance payment is refundable to
Chevron if the transaction fails to complete.
The transaction is expected to complete in 2026, with an effective date of 1 January 2024. There has been no financial impact to the 31
December 2025 results. At completion, there will be customary adjustments for net working capital and interim period cash flows.
(c) Acquisition of Tellurian Inc.
On 22 July 2024, the Group entered into a definitive agreement to acquire all the issued and outstanding common stock of Tellurian Inc.
(subsequently renamed Woodside Energy (LA) Holdings Inc.), including its owned and operated Louisiana LNG development opportunity for a cash payment for shares of $876 million. As part of the agreement, the Group provided a loan facility of $230 million to Tellurian Inc. to ensure site activity maintained momentum prior to the completion of the transaction. At acquisition date, $146 million had been drawn down.
The transaction was completed on 8 October 2024 and accounted for as an asset acquisition.
Assets acquired and liabilities assumed
The assets and liabilities acquired as at the date of acquisition inclusive of transaction costs are:

US$m
Cash and cash equivalents	24
Receivables	32
Other financial assets	6
Property, plant and equipment	1,367
Intangible assets	6
Lease assets	172
Other assets	62
Payables	(46)
Other financial liabilities	(56)
Provisions	(152)
Tax payable	(2)
Lease liabilities	(178)
Interest-bearing liabilities	(169)
Net assets acquired	1,066

Notes to the financial statements B. Production and growth assets for the year ended 31 December 2025

Acquisition cost	US$m
Cash paid for shares	876
Loan facility	146
Payments for employee awards	32
Transaction costs	12
Total purchase consideration	1,066

Analysis of cash flows on acquisition	US$m
Cash payment	(1,066)
Cash and cash equivalents acquired	24
Net cash flow on acquisition	(1,042)
Asset acquisition accounting
Purchase consideration, including capitalised transaction cost, has been allocated against identifiable assets and liabilities acquired on the following basis:
•Assets and liabilities initially measured at an amount other than cost, are measured by the Group at the amounts specified in the applicable accounting standards. Assets and liabilities in this category include financial assets and financial liabilities recognised initially at fair value, lease assets and liabilities measured in accordance with the accounting standard for leases, and employee benefit liabilities measured in accordance with the accounting standard for employee benefits.
•The residual transaction price is allocated to the remaining identifiable assets and liabilities based on their relative fair values at the date of the acquisition.
Significant estimates and judgements
(a) Nature of acquisition
Judgement is required to determine if the transaction is the acquisition of an asset or a business combination.
The Louisiana LNG Project is in its preliminary phase with significant construction milestones and costs to be incurred prior to the facility being operational and the acquired assets and liabilities did not meet the criteria for a business combination due to the absence of a substantive process and organised workforce required to convert inputs to outputs.
(b) Employee compensation program
As part of the acquisition, the Group has assumed the obligation of Tellurian’s compensation programs to its employees. Judgement is required to determine the measurement of the employee provision on acquisition as certain conditions in the compensation programs are linked to future milestones of the Louisiana LNG Project. This includes determining the likelihood and timing of the milestones.
B.8       Disposal and sell-down of assets
(a) Disposal of Greater Angostura assets to Perenco Energies International Limited
On 28 March 2025, the Group entered into an agreement with Perenco Energies International Limited (Perenco) for the sale of the
Greater Angostura assets in Trinidad and Tobago for $259 million, which is made up of a base purchase price of $206 million plus completion adjustments for working capital and interest. The divestment includes Woodside’s 45% interest in the Angostura field and
68% in the Ruby field along with the associated production facilities and onshore terminal.
The transaction completed on 11 July 2025. For the year ended 31 December 2025, the Group recognised a pre-tax gain on sale of $161 million in other income. The Group no longer holds any interest in the Angostura and Ruby fields.
B.9      Transactions with equity holders of the Group
(a) Disposal and sell-down of assets to Williams
On 23 October 2025, the Group entered into an agreement with Williams Louisiana LNG LLC (Williams) for the sale of an 80% interest in Driftwood Pipeline LLC and a 10% interest in Louisiana LNG LLC for total proceeds of $370 million, comprising a base purchase price of $250 million and reimbursement of capital expenditure incurred by the Group since the effective date of 1 January 2025. Prior to the transaction, both entities were wholly owned subsidiaries of the Group.
Driftwood Pipeline LLC develops, constructs and operates natural gas pipelines associated with the Louisiana LNG Project.
Following completion, control of Driftwood Pipeline LLC transferred to Williams. The Group recognised a gain on sale of $16 million

Notes to the financial statements B. Production and growth assets for the year ended 31 December 2025
in other income and derecognised the entity’s assets and liabilities from the consolidated statement of financial position. The retained
20% interest in Driftwood Pipeline LLC is now accounted for as an equity-accounted investment.
Louisiana LNG LLC will manage the sale of future LNG offtake. Following the sell-down, the Group retains control, and Williams holds a 10% non-controlling interest. On completion, $36 million was recognised in other reserves representing the surplus of proceeds received over the non-controlling interest recognised.
The proceeds of $370 million received from Williams are allocated between deposits/proceeds received from disposal of non-current assets and contributions from non-controlling interests in the consolidated statement of cash flows as at 31 December 2025.
(b) Sell-down of Louisiana LNG Infrastructure LLC to Stonepeak Wallaby I Acquiror LP
On 7 April 2025, the Group and Stonepeak Wallaby I Acquiror LP (Stonepeak) entered into an agreement for Stonepeak to acquire a
40% interest in Louisiana LNG Infrastructure LLC, a subsidiary within the Group. The transaction completed on 25 June 2025, with an effective date of 1 January 2025. Stonepeak will provide up to $5,700 million towards the expected capital spend for the foundation development of Louisiana LNG on an accelerated basis, contributing 75% of the expected project capital expenditure in both 2025 and
2026. As at 31 December 2025, total payment of $2,594 million was received.
Under the agreement, the Group still controls Louisiana LNG Infrastructure LLC, while Stonepeak now holds a non-controlling interest.
Stonepeak’s non-controlling interest percentage is based on the proportion of total contributions to date and will fluctuate during the construction phase. The non-controlling interest percentage is expected to revert to 40% when the project starts generating revenue.
The proceeds of $1,876 million received from Stonepeak on transaction completion are included in contributions from non‑controlling interests in the consolidated statement of cash flows as at 31 December 2025. On transaction completion date, $2,146 million has been recognised as non-controlling interest, and $278 million has been recognised in other reserves for the difference in proceeds received and the non-controlling interest recognised.
Significant estimates and judgements
(a) Control
Under IFRS 10 Consolidated Financial Statements, consolidation is required when an investor controls an investee. If a parent loses control of a subsidiary, the parent is required to derecognise the assets and liabilities of the former subsidiary at their carrying amounts at the date when control is lost. Judgement is required to determine if the Group continues to control Louisiana LNG Infrastructure LLC after the sell-down.
It has been determined that the Group continues to control and consolidate Louisiana LNG Infrastructure LLC as it has the power to direct the relevant activities and decisions requiring majority approval through its roles as operator, construction manager, and majority interest holder.
(b) Classification of non-controlling interest as equity or liability
Judgement is required to determine if the classification of the non‑controlling interest is either equity or liability based on the Group’s contractual obligation to deliver cash or another financial asset. Louisiana LNG Infrastructure LLC and Louisiana LNG LLC are not
required to distribute dividends unless Woodside Energy Group Ltd declares dividends. As the Group can indefinitely defer payment of the Louisiana LNG Infrastructure LLC dividend and Louisiana LNG LLC dividend based on the terms in the agreement, the non‑controlling interest in Louisiana LNG Infrastructure LLC and Louisiana LNG LLC is classified as equity in the Group’s consolidated financial statements. While the terms grant the Group discretion to avoid distributing dividends from Louisiana LNG
Infrastructure LLC and Louisiana LNG LLC, the exercise of this discretion may increase the non-controlling interest’s entitlement to future discretionary distributions.

Notes to the financial statements C. Debt and capital
for the year ended 31 December 2025
In this section

This section addresses cash, debt and the capital position of the Group at the end of the reporting period including, where applicable, the accounting policies applied and the significant estimates and judgements made.

C.	Debt and capital
C.1	Cash and cash equivalents	Page F-41
C.2	Interest-bearing liabilities and financing facilities	Page F-41
C.3	Contributed equity	Page F-43
C.4	Other reserves	Page F-44
Key financial and capital risks in this section

Capital risk management
Group Treasury is responsible for the Group's capital management including cash, debt and equity. Capital management is undertaken to ensure that a secure, cost-effective and flexible supply of funds is available to meet the Group’s operating and capital expenditure requirements. A stable capital base is maintained from which the Group can pursue its growth aspirations, whilst maintaining a flexible capital structure that allows access to a range of debt and equity markets to both draw upon and repay capital.
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
The Group’s liquidity is continually reviewed, including cash flow forecasts to determine the forecast liquidity position and maintain appropriate liquidity levels. The Group’s primary sources of liquidity are cash and cash equivalents, net cash from operating activities, unused borrowing capacity under its bilateral facilities and syndicated facilities, issuances of debt or equity securities and other potential sources of liquidity, such as sales of assets or equity interests in assets. At 31 December 2025, the Group had a total of $9,262 million
(2024: $6,723 million) of available undrawn facilities and cash at its disposal. The maturity profile of interest-bearing liabilities is disclosed in Note C.2, trade and other payables are disclosed in Note D.4 and lease liabilities are disclosed in Note D.7. Financing facilities available to the Group are disclosed in Note C.2. Capital commitments contracted for, but not provided for in the financial statements, are disclosed in Note B.3.
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
At the reporting date, the Group was exposed to various benchmark interest rates that were not designated in cash flow hedges, primarily through $5,712 million (2024: $3,923 million) on cash and cash equivalents and $2,650 million (2024: $3,150 million) on interest-
bearing liabilities (excluding transaction costs).
A reasonably possible change in the Secured Overnight Financing Rate (SOFR) (+2.0%/-2.0% (2024: +2.0%/-2.0%)), with all variables held constant, would not have a material impact (2024: no material impact) on the Group’s equity or the income statement in the current period.

Notes to the financial statements C. Debt and capital
for the year ended 31 December 2025
C.1       Cash and cash equivalents

	2025	2024
	US$m	US$m
Cash and cash equivalents
Cash at bank	1,414	1,603
Term deposits	4,298	2,320
Total cash and cash equivalents	5,712	3,923
Recognition and measurement
Cash and cash equivalents in the consolidated statement of financial position comprise cash at bank and short-term deposits with an original maturity of three months or less. Cash and cash equivalents are stated at face value in the consolidated statement of financial position. There are no cash and cash equivalents (2024: nil) restricted by legal or contractual arrangements.
Foreign exchange risk
The following table summarises the Group’s cash and cash equivalents by currency.

	2025	2024
	US$m	US$m
US dollar	5,447	3,617
Australian dollar	137	173
Other	128	133
Total cash and cash equivalents	5,712	3,923
C.2       Interest-bearing liabilities and financing facilities

	Liquidity facilities	Bilateral facilities	Syndicated facilities	JBIC facility	US bonds	Medium term notes	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Year ended 31 December 2025
At 1 January 2025	-	495	2,233	1,000	6,069	200	-	9,997
Drawdowns[1]	-	1,400	-	-	3,500	-	-	4,900
Repayments[1]	-	(1,900)	-	-	(1,000)	-	-	(2,900)
Transaction costs capitalised and amortised	-	1	(1)	-	(34)	-	-	(34)
Carrying amount at 31 December 2025	-	(4)	2,232	1,000	8,535	200	-	11,963
Current	-	(2)	(5)	-	789	-	-	782
Non-current	-	(2)	2,237	1,000	7,746	200	-	11,181
Carrying amount at 31 December 2025	-	(4)	2,232	1,000	8,535	200	-	11,963
Undrawn balance at 31 December 2025	-	2,350	1,200	-	-	-	-	3,550
Year ended 31 December 2024
At 1 January 2024	(1)	(6)	594	-	4,087	200	-	4,874
Debt acquired through asset acquisitions[2]	-	-	-	-	-	-	169	169
Drawdowns[1]	-	500	1,650	1,000	2,000	-	-	5,150
Repayments[1,2]	-	-	-	-	-	-	(169)	(169)
Transaction costs capitalised and amortised	1	1	(11)	-	(18)	-	-	(27)
Carrying amount at 31 December 2024	-	495	2,233	1,000	6,069	200	-	9,997
Current	-	(2)	(4)	-	996	-	-	990
Non-current	-	497	2,237	1,000	5,073	200	-	9,007
Carrying amount at 31 December 2024	-	495	2,233	1,000	6,069	200	-	9,997
Undrawn balance at 31 December 2024	-	1,600	1,200	-	-	-	-	2,800
1.Included in cash flows classified within financing activities in the consolidated statement of cash flows.
2.Refer to Note B.7 for details on asset acquisitions. The debt acquired through asset acquisitions was repaid during the year.

Notes to the financial statements C. Debt and capital
for the year ended 31 December 2025
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
Fair value
The carrying amount of interest-bearing liabilities approximates their fair value, with the exception of the Group’s unsecured bonds and the medium term notes. The unsecured bonds have a carrying amount of $8,535 million (2024: $6,069 million) and a fair value of $8,665 million (2024: $5,879 million). The medium term notes have a carrying amount of $200 million (2024: $200 million) and a fair value of
$197 million (2024: $191 million). Fair value is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date and classified as Level 1 on the fair value hierarchy. Where these cash flows are in a foreign currency, the present value is converted to US dollars at the foreign exchange spot rate prevailing at the reporting date.
The Group’s repayment obligations remain unchanged.
Foreign exchange risk
All interest-bearing liabilities are denominated in US dollars.
Maturity profile of interest-bearing liabilities
The table below presents the contractual undiscounted cash flows associated with the Group’s interest-bearing liabilities, representing principal and interest. The figures will not necessarily reconcile with the amounts disclosed in the consolidated statement of financial position.

	2025	2024
	US$m	US$m
Due for payment in:
1 year or less	1,406	1,480
1-2 years	1,434	1,747
2-3 years	1,993	1,262
3-4 years	2,126	1,325
4-5 years	1,804	1,965
More than 5 years	7,511	5,815
	16,274	13,594
Amounts exclude transaction costs.
Liquidity facilities
In March 2025, the Group entered into two 12-month liquidity facilities of $1,500 million each. Interest rates are based on daily SOFR plus margin, fixed at the commencement of the drawdown period. These facilities were cancelled upon receiving the cash from the unsecured bonds in May 2025.
Bilateral facilities
The Group has 15 undrawn bilateral loan facilities totalling $2,350 million (2024: 13 bilateral loan facilities totalling $2,100 million).
Details of bilateral loan facilities at the reporting date are as follows:

Number of facilities	Term (years)	Currency	Extension option
1	5-6	US$	Evergreen
5	4-5	US$	Evergreen
5	3-4	US$	Evergreen
4	3 years or less	US$	Evergreen

Notes to the financial statements C. Debt and capital
for the year ended 31 December 2025
Interest rates are based on SOFR plus margins are fixed at the commencement of the drawdown period. Interest is paid at the end of the drawdown period. Evergreen facilities may be extended continually by a year subject to the bank’s agreement.
In March 2025, the Group executed two bilateral facilities amounting to $250 million.
In March and April 2025, the Group drew down on eight bilateral facilities amounting to $1,400 million. In June 2025, the Group repaid
$1,900 million of bilateral facilities, inclusive of $500 million which was drawn in January 2024.
Syndicated facility
On 17 January 2020, the Group completed a $600 million syndicated facility with a term of seven years. Interest is based on SOFR plus
CAS plus 1.2%. Interest is paid on a quarterly basis. The facility was fully drawn in 2020.
On 20 June 2024, the Group entered into a $450 million syndicated term loan facility with a tenor of 10 years. Interest is based on daily
SOFR plus CAS and margin. The facility was fully drawn in June 2024.
On 19 September 2024, the Group entered into a $1,200 million syndicated term loan facility with a tenor of 7 years. Interest is based on daily SOFR and margin. The facility was fully drawn in September 2024.
On 27 June 2025, Woodside refinanced existing undrawn $1,200 million syndicated facilities, $600 million expiring on 27 June 2028 and $600 million expiring on 27 June 2030. Interest rates are based on SOFR plus CAS and margins are fixed at the commencement of the drawdown period.
Japan Bank for International Cooperation (JBIC) facility
On 30 May 2024, the Group entered into a $1,000 million loan facility with JBIC with a term of 10 years, to support the funding of the
Scarborough Energy Project. Interest is based on daily SOFR plus margin. The facility was fully drawn in July 2024.
Medium term notes
On 28 August 2015, the Group established a $3,000 million Global Medium Term Notes Programme listed on the Singapore Stock
Exchange. One note is currently issued under this programme as set out below:

Maturity date	Currency	Carrying amount (million)	Nominal interest rate
29 January 2027	US$	200	3.07%
The unutilised program is not considered to be an unused facility.
US bonds
The Group has three series of unsecured bonds issued in reliance on Rule 144A of the US Securities Act of 1933 and six series of unsecured bonds issued in accordance with the registration requirements of the US Securities Act of 1933 (SEC-registered bonds) as set out below:

Maturity date	Carrying amount US$m	Nominal interest rate	Bond type
15 September 2026	800	3.70%	144A
15 March 2028	800	3.70%	144A
19 May 2028	500	4.90%	SEC-registered
4 March 2029	1,500	4.50%	144A
19 May 2030	1,250	5.40%	SEC-registered
19 May 2032	500	5.70%	SEC-registered
12 September 2034	1,250	5.10%	SEC-registered
19 May 2035	1,250	6.00%	SEC-registered
12 September 2054	750	5.70%	SEC-registered
$1,000 million of unsecured bonds matured in March 2025. Interest on the bonds is payable semi-annually in arrears.
C.3       Contributed equity
Recognition and measurement
Issued capital
Ordinary shares are classified as equity and recorded at the value of consideration received. The cost of issuing shares is shown in share capital as a deduction, net of tax, from the proceeds.

Notes to the financial statements C. Debt and capital
for the year ended 31 December 2025
Reserved shares
Reserved shares are the Group’s own equity instruments, which are used in employee share-based payment arrangements or the Dividend
Reinvestment Plan (DRP). The DRP was suspended on 27 February 2023. These shares are deducted from equity. No gain or loss is recognised in the consolidated income statement on the purchase, sale, issue or cancellation of the Group’s own equity instruments.
(a) Issued and fully paid shares

	Number of shares	US$m
Year ended 31 December 2025
Opening balance	1,898,749,771	29,001
Shares Issued	2,350,372	35
Amounts as at 31 December 2025	1,901,100,143	29,036
Year ended 31 December 2024
Opening balance	1,898,749,771	29,001
Amounts as at 31 December 2024	1,898,749,771	29,001
Year ended 31 December 2023
Opening balance	1,898,749,771	29,001
Amounts as at 31 December 2023	1,898,749,771	29,001
All shares are a single class with equal rights to dividends, capital, distributions and voting. Woodside does not have authorised capital nor par value in relation to its issued shares.
(b) Reserved shares

	Employee share plans
	Number of shares	US$m
Year ended 31 December 2025
Opening balance	3,080,842	(58)
Purchases during the year	5,700,372	(88)
Vested/allocated during the year	(3,497,764)	64
Amounts as at 31 December 2025	5,283,450	(82)
Year ended 31 December 2024
Opening balance	2,140,927	(49)
Purchases during the year	4,293,699	(81)
Vested/allocated during the year	(3,353,784)	72
Amounts as at 31 December 2024	3,080,842	(58)
Year ended 31 December 2023
Opening balance	1,873,777	(38)
Purchases during the year	2,332,121	(57)
Vested/allocated during the year	(2,064,971)	46
Amounts as at 31 December 2023	2,140,927	(49)
C.4       Other reserves

	2025	2024	2023
	US$m	US$m	US$m
Other reserves
Employee benefits reserve	287	281	290
Foreign currency translation reserve	795	795	795
Hedging reserve	188	1	88
Distributable profits reserve[1]	5,557	3,069	4,118
Other reserves	(72)	(38)	(30)
Non-controlling interest reserve	(373)	—	—
	6,382	4,108	5,261
1.For the year ended 31 December 2025, the Group transferred $4,500 million of retained earnings to the distributable profits reserve. The increase was offset by the 2024 final and 2025 interim dividend payments of $2,012 million.

Notes to the financial statements C. Debt and capital
for the year ended 31 December 2025
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
Non-controlling interest contribution reserve
Transactions that do not result in a loss of control are accounted for as equity transactions. When ownership interests change, the carrying amounts of both controlling and non‑controlling interests are adjusted to reflect the revised ownership proportions, with any difference between the adjustment and the consideration received recognised in the non-controlling interest contribution reserve within other reserves.

Notes to the financial statements D. Other assets and liabilities for the year ended 31 December 2025
In this section

This section addresses the other assets and liabilities position at the end of the reporting period including, where applicable, the accounting policies applied and the significant estimates and judgements made.

D.	Other assets and liabilities
D.1	Segment assets and liabilities	Page F-47
D.2	Receivables	Page F-47
D.3	Inventories	Page F-48
D.4	Payables	Page F-49
D.5	Provisions	Page F-49
D.6	Other financial assets and liabilities	Page F-51
D.7	Leases	Page F-55
Key financial and capital risks in this section

Credit risk management
Credit risk is the risk that a counterparty will not meet its payment obligation under a financial instrument or customer contract, leading to a financial loss to the Group. Credit risk arises from the financial instruments of the Group, which include trade and other receivables, loans receivables and deposits with banks and financial institutions.
The Group manages its credit risk on trade receivables and financial instruments by predominantly dealing with counterparties with an investment grade credit rating. Sufficient financial security is obtained to mitigate the risk of financial loss when transacting with counterparties with below investment grade credit ratings. Customers who wish to trade on unsecured credit terms are subject to credit assessment procedures. Receivable balances are monitored on an ongoing basis. As a result, the Group’s exposure to credit loss is not significant. The Group’s maximum credit exposure is limited to the carrying amount of its financial assets.
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
At 31 December 2025, the Group had 20 customers (2024: 23 customers) that owed the Group more than $10 million each and accounted for approximately 90% (2024: 88%) of product-related trade receivables. Depending on the product, standard settlement terms are 7 to 30 days from the date of invoice or bill of lading.
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
At 31 December 2025, the Group had a provision for credit losses of nil (2024: nil). Subsequent to 31 December 2025, 99%(2024: 96%)
of product-related trade receivables balance of $948 million (2024: $972 million) has been received.
Credit risk from balances with banks is managed by the Treasury function in accordance with the Group’s policy. The Group places funds from time to time as short-term deposits with reputable financial institutions with investment grade credit ratings. At 31 December
2025 and 31 December 2024, there were no significant concentrations of credit risk within the Group and financial instruments are spread amongst a number of financial institutions to minimise the risk of counterparty default. The maximum exposure to financial institution credit risk is represented by the sum of all cash deposits plus accrued interest, bank account balances and fair value of derivative assets. The Group’s counterparty credit policy limits this exposure to commercial and investment banks, according to approved credit limits based on the counterparty’s credit rating.
11.

Notes to the financial statements D. Other assets and liabilities for the year ended 31 December 2025
D.1       Segment assets and liabilities

	2025	2024[1]
	US$m	US$m
(a) Segment assets
Australia	30,541	29,678
International	24,773	22,170
Marketing	965	754
Corporate	10,222	8,662
	66,501	61,264

	2025	2024[1]
	US$m	US$m
(b) Segment liabilities
Australia	7,252	6,953
International	2,531	2,688
Marketing	1,054	1,115
Corporate	15,821	14,355
	26,658	25,111
1.The 2024 amounts have been restated to reflect the changes in operating segments.
$2,614 million of segment assets and $72 million of segment liabilities have been reclassified from the corporate to international segment. Refer to
‘Operating segment information’ in Note A.1 for details.
Refer to Note A.1 for descriptions of the Group’s segments. Corporate assets mainly comprise cash and cash equivalents, deferred tax assets, new energy assets in development and lease assets. Corporate liabilities mainly comprise interest-bearing liabilities, deferred tax liabilities and lease liabilities.
Segment assets include non-current assets1 of $30,203 million (2024: $29,466 million) in Australia, $17,347 million (2024: $13,847 million) in USA, $3,854 million (2024: $5,268 million) in Senegal, $2,364 million (2024: $1,357 million) in Mexico, and $1,453 million
(2024: $1,370 million) in other locations.
1.Excluding deferred tax assets of $2,658 million (2024: $2,393 million).
D.2       Receivables

	2025	2024
	US$m	US$m
(a) Receivables (current)
Trade receivables[1]	948	972
Other receivables[1,2]	630	1,270
Loans receivable	153	133
Lease receivables	11	9
Interest receivable	9	6
	1,751	2,390
(b) Receivables (non-current)
Other receivables	95	51
Loans receivable	663	776
Lease receivables	65	49
	823	876
1.Interest-free and settlement terms are usually between 14 and 30 days.
2.$715 million of the carrying amount as at 31 December 2024 related to expected reimbursements from OCI N.V. for forecast capital spend. The full reimbursement was received by 31 December 2025. Refer to Note B.5 for details.

Notes to the financial statements D. Other assets and liabilities for the year ended 31 December 2025
Recognition and measurement
Trade receivables are initially recognised at the transaction price determined under IFRS 15 Revenue from Contracts with Customers.
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
The Group’s customers are required to pay in accordance with agreed payment terms. Depending on the product, settlement terms are 7 to 30 days from the date of invoice or bill of lading and customers regularly pay on time. There are no significant overdue product-
related trade receivables as at the end of the reporting period (2024: nil).
Fair value
The carrying amount of trade and other receivables approximates their fair value.
Foreign exchange risk
The Group held $493 million of receivables at 31 December 2025 (2024: $479 million) in currencies other than US dollars
(predominantly Australian dollars).
Loans receivable
On 9 January 2020, the Group entered into a secured loan agreement with Petrosen (the Senegal National Oil Company) to provide up to
$450 million for the purpose of funding Sangomar project costs. The facility has a maximum term of 12 years and semi-annual repayments. The carrying amount of the loan receivable is $451 million at 31 December 2025 (2024: $464 million), which approximates its fair value. Loan repayments commenced from July 2025 and the Group continues to receive repayments in instalments. The remaining balance of loans receivable is due from non-controlling interests.
D.3       Inventories

	2025	2024
	US$m	US$m
(a) Inventories (current)
Products
Goods in transit	69	85
Finished stocks	186	135
Warehouse stores and materials	419	457
Carbon credits	19	7
	693	684
(b) Inventories (non-current)
Warehouse stores and materials	33	18
Carbon credits	255	195
	288	213
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

Notes to the financial statements D. Other assets and liabilities for the year ended 31 December 2025
D.4       Payables

	2025		2024
	US$m		US$m
Trade and other payables[1]	1,727	1,492	2,075
Interest payable[2]	114	112	110
	1,841	1,604	2,185
1.Interest-free and normally settled on 30 day terms.
2.Details regarding interest-bearing liabilities are contained in Note C.2.
Recognition and measurement
Trade and other payables are carried at amortised cost and are recognised when goods and services are received, whether or not billed to the Group, prior to the end of the reporting period.
Fair value
The carrying amount of payables approximates their fair value.
Foreign exchange risk
The Group held $208 million of payables at 31 December 2025 (2024: $140 million) in currencies other than US dollars (predominantly
Australian dollars).
Maturity profile of payables
The Group’s payables balances at 31 December 2025 and 31 December 2024 are due for payment within 12 months.
D.5       Provisions

	Restoration[1]	Employee benefits	Other	Total
	US$m	US$m	US$m	US$m
Year ended 31 December 2025
At 1 January 2025	6,526	654	367	7,547
Adjustment to purchase price allocation[2]	-	-	100	100
Change in provision	254	11	(138)	127
Unwinding of present value discount	283	5	-	288
Disposals[3]	(177)	(1)	(17)	(195)
Carrying amount at 31 December 2025	6,886	669	312	7,867
Current	637	449	126	1,212
Non-current	6,249	220	186	6,655
Net carrying amount	6,886	669	312	7,867
Year ended 31 December 2024
At 1 January 2024	7,154	522	281	7,957
Acquisitions through business combinations and asset acquisitions[2]	16	104	48	168
Change in provision	(936)	28	37	(871)
Unwinding of present value discount	292	-	1	293
Carrying amount at 31 December 2024	6,526	654	367	7,547
Current	753	402	167	1,322
Non-current	5,773	252	200	6,225
Net carrying amount	6,526	654	367	7,547
1.2025 change in provision is due to changes in estimates of $898 million and changes in foreign exchange rates of $233 million offset by provisions used of $823 million and a revision of discount rates of $54 million. Changes in estimates are due to new activities, revisions to cost and removal scope assumptions and rate changes supported by most recent estimates and benchmarks.
2.Refer to Note B.5 for details of business combination.
3.Refer to Note B.8 for details of the disposal of the Greater Angostura asset.

Notes to the financial statements D. Other assets and liabilities for the year ended 31 December 2025
Recognition and measurement
Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
Restoration
The restoration provision is first recognised in the period in which the obligation arises. The nature of restoration activities includes the removal of facilities, abandonment of wells and restoration of affected areas. Restoration provisions are updated annually, with the corresponding movement recognised against the related exploration and evaluation assets or property, plant and equipment or expensed for late life projects with no corresponding asset.
Over time, the liability is increased for the change in the present value based on a pre-tax discount rate appropriate to the risks inherent in the liability. The unwinding of the discount is recorded as an accretion charge within finance costs. The carrying amount capitalised in property, plant and equipment is depreciated over the useful life of the related asset (refer to Note B.3).
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
Onerous contract provision
Provision is made for loss-making contracts at the present value of the lower of the net cost of fulfilling and the cost arising from failure to fulfil each contract. The Group had no onerous contract provision as at 31 December 2025.
Significant estimates and judgements
(a) Restoration obligations
The Group estimates the future decommissioning and remediation costs of offshore oil and gas platforms, offshore and onshore production facilities, wells and pipelines at different stages of the development and construction of assets or facilities including for new energy assets. In many instances, decommissioning of assets occurs many years into the future.
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
The restoration obligation requires judgemental assumptions regarding removal timing, applicable environmental legislation and regulations, the extent of restoration activities required, the engineering methodology and the technologies used for estimating costs.
These assumptions inform the estimated future cash flows, which are then discounted using the risk-free discount rates aligned to the expected timing of the cash outflows.
Expected value approach
For both onshore and offshore assets, provision has been made taking into consideration a risked range of possible removal outcomes, including full removal of certain assets or project-specific risks (where applicable). Individual site provisions are an estimate of the expected value of future cash flows required to rehabilitate the relevant site using current restoration standards and techniques and taking into account risks and uncertainties. Individual site provisions are discounted to their present value using risk-free country-specific discount rates aligned to the estimated timing of cash outflows. This approach also takes into consideration the possibility that full removal of all assets may be required.

Notes to the financial statements D. Other assets and liabilities for the year ended 31 December 2025
Inherent uncertainties
The basis of the restoration obligation provision for assets with approved decommissioning plans or general directions issued by the regulator can differ from the assumptions disclosed above. Whilst the provisions reflect the Group’s best estimate based on current knowledge and information, further studies and detailed analysis of the restoration activities for individual assets will be ongoing to ensure that the most accurate information is available when detailed decommissioning plans are required to be submitted to the relevant regulatory authorities. Actual costs and cash outflows can materially differ from the current estimate as a result of changes in regulations and their application, prices, analysis of site conditions, further studies, timing of restoration and changes in removal technology. These uncertainties may result in actual expenditure differing from amounts included in the provision recognised as at 31 December 2025.
A range of pre-tax discount rates between 3.5% and 5.2% (2024: 4.0% and 4.9%) has been applied. If the discount rates were decreased by 0.5% then the provision would be $355 million higher. If the cost estimates were increased by 10% then the provision would be $689 million higher. The proportion of the non-current balance not expected to be settled within 10 years is 56% (2024: 53%).
D.6       Other financial assets and liabilities

	2025	2024
	US$m	US$m
Other financial assets
Financial instruments at fair value through profit and loss
Derivative financial instruments designated as hedges	217	186
Other financial assets	14	28
Financial instruments at fair value through other comprehensive income
Other financial assets	62	89
Total other financial assets	293	303
Current	229	185
Non-current	64	118
Net carrying amount	293	303
Other financial liabilities
Financial instruments at fair value through profit and loss
Derivative financial instruments designated as hedges	7	169
Embedded derivative	212	349
Other financial liabilities	1	—
Total other financial liabilities	220	518
Current	8	139
Non-current	212	379
Net carrying amount	220	518
Recognition and measurement
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
for the year ended 31 December 2025
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
Except for the revised valuation inputs for the embedded commodity derivative, there were no changes to the Group’s valuation processes, valuation techniques and types of inputs used in the fair value measurements during the period.
Foreign exchange
The derivative financial instruments include foreign exchange forward contracts that are denominated in Australian dollars. The Group had no material other financial assets and liabilities denominated in currencies other than US dollars.
Hedging activities
During the period, the following hedging activities were undertaken:
•As at 31 December 2025, the Group hedged approximately 10 MMboe of 2026 oil priced exposure at an average price of approximately 70.1 per barrel.
•The Group also has a hedging program for Corpus Christi LNG volumes designed to protect against downside pricing risk. These hedges are HH and TTF commodity swaps. Approximately 89% of 2026 volumes have been hedged.
•Through foreign exchange forward contracts, the Group hedged the Australian dollar to US dollar exchange rate for a portion of the
Australian dollar denominated capital expenditure expected to be incurred for the Scarborough development.

Notes to the financial statements D. Other assets and liabilities for the year ended 31 December 2025

	2025	2024
Brent commodity swaps (cash flow hedges)
Carrying amount (US$m)	114	137
Notional amount (MMbbl)[1]	15	31
Maturity date	2026	2025
Hedge ratio	1:1	1:1
Weighted average hedged rate (US$/MMbbl)	72	79
HH LNG commodity swaps (cash flow hedges)
Carrying amount (US$m)	(4)	8
Notional amount (TBtu)[1]	43	79
Maturity date	2026	2025-2026
Hedge ratio	1:1	1:1
Weighted average hedged rate (US$/MMBtu)	3.8	3.6
TTF LNG commodity swaps (cash flow hedges)
Carrying amount (US$m)	66	(118)
Notional amount (TBtu)[1]	37	69
Maturity date	2026	2025-2026
Hedge ratio	1:1	1:1
Weighted average hedged rate (US$/MMBtu)	11.3	11.9
Interest rate swap (cash flow hedges)
Carrying amount (US$m)	15	35
Notional amount (US$m)	600	600
Maturity date	2027	2027
Hedge ratio	1:1	1:1
Weighted average hedged rate	1.7%	1.7%
FX forwards (cash flow hedges)
Carrying amount (US$m)	19	(45)
Notional amount (AUD$m)[2]	2,838	2,484
Maturity date	2026	2025
Hedge ratio	1:1	1:1
Weighted average hedged rate (AUD:USD)	0.63	0.67
1.The notional amounts relate to unrealised volumes of the hedge item included in the cash flow hedge reserve.
2.This notional amount represents total since inception of which AUD$513 million is unrealised volumes of the hedge item included in the cash flow hedge reserve.
Hedge ineffectiveness gain of $21 million (2024: $5 million loss) has been recognised in the profit and loss.
Embedded derivative
In 2024, the Group entered into a revised long-term gas sale and purchase contract (GSPA) with Perdaman, where a component of the selling price is linked to the price of urea. The contract was assessed to contain an embedded commodity derivative that is required to be separated and recognised at fair value through profit and loss. The carrying value of the embedded derivative at 31 December 2025 amounted to a net liability of $212 million (2024: net liability of $349 million). The derivative is remeasured to fair value at each reporting date. For the year ended 31 December 2025, an unrealised gain of $137 million has been recognised through other income
(2024: unrealised loss of $314 million through other expenses).
Significant estimates and judgements
(a) Change in embedded derivative valuation inputs
The Group has reassessed the valuation inputs of the Perdaman embedded derivative factoring current market conditions and as a result revised pricing inputs that reflect the long-term nature of the contract and external market data. The change has been applied from 1
January 2025, resulting in an increase in fair value gains of $151 million for the year ended 31 December 2025. The effect of future periods is not disclosed because estimating it is impracticable.
(b) Embedded derivative
The fair value of the Perdaman embedded derivative has been estimated using a Monte Carlo simulation model. The assessment requires management to make certain assumptions about the model inputs, including forecast cash flows, discount rate, credit risk and volatility.

Notes to the financial statements D. Other assets and liabilities for the year ended 31 December 2025
These assumptions require significant judgement and are subject to risk and uncertainty. The present value of the embedded derivative was estimated using the assumptions set out below.
•Inflation rate – 2.5% (2024: 2.5%) has been applied.
•Discount rate – a pre-tax interest rate curve with a range of 4.69% to 7.53% (2024: range of 5.80% to 6.95%).
•Domestic gas pricing – forecast sales are subject to urea pricing. Price assumptions are based on the best market information available at measurement date and derived from short- and long-term views of global supply and demand, building upon past experience of the industry and consistent with external sources. The long-term urea price is determined with reference to the prevailing gas hub (TTF) prices available in the market.
The embedded derivative is most sensitive to changes in discount rates and pricing, which may result in unrealised gains or losses recognised in other income/expenses.
The nominal impacts of the effects of changes to discount rate and long term price assumptions are estimated as follows. The valuation is over a contract period of 20 years and the below change in assumptions applies a linear increase or decrease in inputs over the life of the contract. A spot increase is not represented by the sensitivity below.

Change in assumption[1]	US$m
TTF sales price: increase of 10%	191
TTF sales price: decrease of 10%	(190)
Discount rate: increase of 1.5%[2]	(206)
Discount rate: decrease of 1.5%[2]	254
1.Amounts shown represent the change of the present value of the contract keeping all other variables constant.
2.A change of 1.5% represents 150 basis points.

Notes to the financial statements D. Other assets and liabilities for the year ended 31 December 2025
D.7       Leases

	Land and buildings	Oil and gas properties	Other plant and equipment	Total
	US$m	US$m	US$m	US$m
Lease assets
Year ended 31 December 2025
Carrying amount at 1 January 2025	603	17	671	1,291
Additions	21	-	289	310
Disposals at written down value	(1)	-	-	(1)
Lease remeasurements	11	13	9	33
Depreciation	(57)	(27)	(121)	(205)
Carrying amount at 31 December 2025	577	3	848	1,428
At 31 December 2025
Historical cost	852	534	1,533	2,919
Accumulated depreciation and impairment	(275)	(531)	(685)	(1,491)
Net carrying amount	577	3	848	1,428
Lease liabilities
Year ended 31 December 2025
At 1 January 2025	734	33	856	1,623
Additions	20	-	289	309
Disposals	(2)	-	-	(2)
Repayments (principal and interest)	(94)	(39)	(202)	(335)
Accretion of interest	33	1	72	106
Lease remeasurements	37	7	14	58
Carrying amount at 31 December 2025	728	2	1,029	1,759
Current	55	2	102	159
Non-current	673	-	927	1,600
Carrying amount at 31 December 2025	728	2	1,029	1,759
Lease assets
Year ended 31 December 2024
Carrying amount at 1 January 2024	430	107	693	1,230
Acquisitions through asset acquisitions[1]	172	-	-	172
Additions	37	-	111	148
Disposals at written down value	-	(1)	(1)	(2)
Lease remeasurements	16	17	10	43
Depreciation	(52)	(106)	(142)	(300)
Carrying amount at 31 December 2024	603	17	671	1,291
At 31 December 2024
Historical cost	825	518	1,235	2,578
Accumulated depreciation and impairment	(222)	(501)	(564)	(1,287)
Net carrying amount	603	17	671	1,291
Lease liabilities
Year ended 31 December 2024
At 1 January 2024	607	130	878	1,615
Acquisitions through asset acquisitions[1]	178	-	-	178
Additions	37	-	111	148
Disposals	-	(7)	(1)	(8)
Repayments (principal and interest)	(83)	(118)	(210)	(411)
Accretion of interest	26	4	72	102
Lease remeasurements	(31)	24	6	(1)
Carrying amount at 31 December 2024	734	33	856	1,623
Current	55	32	102	189
Non-current	679	1	754	1,434
Carrying amount at 31 December 2024	734	33	856	1,623
1.Refer to Note B.7 for details of asset acquisitions.

Notes to the financial statements D. Other assets and liabilities for the year ended 31 December 2025
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
Short-term leases and leases of low value assets
Short-term leases (lease term of 12 months or less) and leases of low value assets are recognised as incurred as an expense in the consolidated income statement. Low value assets comprise plant and equipment.
Foreign exchange risk
The Group held $437 million of lease liabilities at 31 December 2025 (2024: $408 million) in currencies other than the US dollar
(predominantly Australian dollars).
Maturity profile of lease liabilities
The table below presents the contractual undiscounted cash flows associated with the Group’s lease liabilities, representing principal and interest. The figures will not necessarily reconcile with the amounts disclosed in the consolidated statement of financial position.

	2025	2024
	US$m	US$m
Due for payment in:
1 year or less	295	286
1-2 years	264	218
2-3 years	254	198
3-4 years	254	195
4-5 years	255	195
More than 5 years	1,280	899
	2,602	1,991

Notes to the financial statements D. Other assets and liabilities for the year ended 31 December 2025
Lease commitments
The table below presents the contractual undiscounted cash flows associated with the Group’s future lease commitments for non-
cancellable leases not yet commenced, representing principal and interest.

	2025	2024
	US$m	US$m
Due for payment:
Within one year	212	32
After one year but not more than five years	898	775
Later than five years	2,375	2,360
	3,485	3,167
Payments of $296 million (2024: $292 million) for short-term leases (lease term of 12 months or less) and payments of $10 million
(2024: $17 million) for leases of low value assets were expensed in the consolidated income statement. Total payments for leases in the consolidated statement of cash flows are $645 million (2024: $689 million), with $233 million (2024: $293 million) included in financing activities.
The Group has short-term and/or low value lease commitments for marine vessels and carriers, property, drill rigs and plant and equipment contracted for, but not provided for in the financial statements, of $249 million (2024: $276 million).
Significant estimates and judgements
(a) Control
Judgement is required to assess whether a contract is or contains a lease at inception by assessing whether the Group has the right to direct the use of the identified asset and obtain substantially all the economic benefits from the use of that asset.
(b) Lease term
Judgement is required when assessing the term of the lease and whether to include optional extension and termination periods. Option periods are only included in determining the lease term at inception when they are reasonably certain to be exercised. Lease terms are reassessed when a significant change in circumstances occurs. On this basis, possible additional lease payments amounting to $2,342 million (2024: $2,113 million) were not included in the measurement of lease liabilities.
(c) Interest in joint arrangements
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

Notes to the financial statements E. Other items
for the year ended 31 December 2025
In this section

This section includes Group structure information and other disclosures.

E.	Other items
E.1	Contingent liabilities and assets	Page F-58
E.2	Employee benefits	Page F-58
E.3	Related party transactions	Page F-61
E.4	Auditor remuneration	Page F-61
E.5	Events after the end of the reporting period	Page F-61
E.6	Joint arrangements	Page F-61
E.7	Parent entity information	Page F-63
E.8	Subsidiaries	Page F-63
E.9	Other accounting policies	Page F-69
E.1       Contingent liabilities and assets

	2025	2024
	US$m	US$m
Contingent liabilities at reporting date
Contingent liabilities	322	281
Guarantees	—	1
	322	282
Contingent liabilities relate predominantly to possible obligations whose existence will only be confirmed by the occurrence or non‑occurrence of uncertain future events, and therefore the Group has not provided for such amounts in these financial statements. The
Group operates in complex tax and legislative regimes. The amounts disclosed above include estimates made in relation to ongoing disputes with various tax and government authorities. Assessing a value of contingent liabilities requires a high degree of judgement. The contingent liabilities relating to tax matters are estimated based on notices received from authorities before interest and penalties. The possibility of further claims related to the same matters cannot be ruled out and the judicial processes may take extended periods to conclude. Additionally, there are a number of other claims and possible claims that have arisen in the course of business against entities in the Group, the outcome of which cannot be estimated at present and for which no amounts have been included in the table above.
The Group has contingent assets of $30 million as at 31 December 2025 (2024: $30 million).
E.2       Employee benefits

	2025	2024	2023
	US$m	US$m	US$m
Employee benefits	580	521	494
Share-based payments	20	23	39
Defined contribution plan costs	57	51	53
Defined benefit plan expense	17	7	17
	674	602	603
(a) Employee benefits
Employee benefits for the reporting period:
Recognition and measurement
The Group’s accounting policy for employee benefits other than superannuation is set out in Note D.5. The policy relating to share-based payments is set out in Note E.2(c).
All employees of the Group are entitled to benefits on retirement, disability or death. The Group operates a number of pension schemes throughout the world. Employees entitled to defined contribution schemes receive fixed contributions from Group companies and the
Group’s legal or constructive obligation is limited to these contributions. Contributions to defined contribution funds are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payment is available.

Notes to the financial statements E. Other items
for the year ended 31 December 2025
(b) Compensation of key management personnel
Key management personnel (KMP) compensation for the financial year was as follows:

	2025	2024	2023
	US$	US$	US$
Short-term employee benefits	6,410,306	6,810,215	5,245,763
Post-employment benefits	332,015	262,790	215,856
Share-based payments[1]	(2,270,325)	5,265,736	3,693,072
Long-term employee benefits	147,755	483,452	213,562
Termination benefits	488,133	724,287	—
	5,107,884	13,546,480	9,368,253
1.The amounts relating to share-based payments includes the reversal of accounting expenditure as a result of the forfeiture of unvested Restricted
Shares and Performance Rights for Ms O’Neill.
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
For awards made in and subsequent to 2022, participants are entitled to receive a Woodside share on the vesting date, three years after the grant date. Awards made in 2021 and 2020 will vest under the terms of the plan at that time, which provided for 75% vesting of the
ERs three years after the grant date and the remaining 25% of the ERs five years after the grant date.
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
Executive Incentive Scheme (EIS)
The EIS was introduced for the 2018 performance year for all Executives including Executive KMP. The EIS is delivered in the form of a cash incentive, Restricted Shares and Performance Rights. The grant date of the Restricted Shares and Performance Rights has been determined to be subsequent to the performance year, being the date of the Board of Directors’ approval. Accordingly, the 2024
Restricted Shares and Performance Rights were granted on 25 February 2025 for Executives and 8 May 2025 for the CEO and have been included in the table below. The expense estimated as at 31 December 2024 in relation to the 2024 performance year was updated to the fair value on grant date during the period.
The 2025 Restricted Shares and Performance Rights have not been included in the table below as they have not been approved as at
31 December 2025. An expense related to the 2025 performance year has been estimated for the Restricted Shares and Performance
Rights, using fair value estimates based on inputs at 31 December 2025.
Performance Based Pay Plus (PBP Plus)
PBP Plus is available to senior, permanent employees who are not Executives. Participants receive an annual award of cash and Restricted Shares based on corporate and individual performance, recognising and rewarding eligible employees for high performance.
The grant date of the Restricted Shares has been determined to be subsequent to the performance year, being the date of the Board of
Directors’ approval. Accordingly, the 2024 Restricted Shares were granted on 25 February 2025 and have been included in the table below. The expense estimated as at 31 December 2024 in relation to the 2024 performance year was updated to the fair value on grant date during the period.

Notes to the financial statements E. Other items
for the year ended 31 December 2025
The 2025 Restricted Shares have not been included in the table below as they have not been approved as at 31 December 2025. An expense related to the 2025 performance year has been estimated for the Restricted Shares, using fair value estimates based on inputs at
31 December 2025.
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
The number of awards and movements for all share plans are summarised as follows:

	Number of performance awards
	Employee plans		Executive plans
	WEP	SWEP	Short-term awards[4]	Long-term awards[4]
Year ended 31 December 2025
Opening balance	11,763,078	457,570	1,551,668	2,449,046
Granted during the year[1,2,3]	5,492,943	66,486	1,405,321	661,432
Vested during the year	(2,941,963)	(360,416)	(570,338)	(337,761)
Forfeited during the year	(482,636)	(11,526)	(224,927)	(934,223)
Awards at 31 December 2025	13,831,422	152,114	2,161,724	1,838,494

	US$m	US$m	US$m	US$m
Fair value of awards granted during the year	65	1	21	8

	Number of performance awards
	Employee plans		Executive plans
	WEP	SWEP	Short-term awards[4]	Long-term awards[4]
Year ended 31 December 2024
Opening balance	9,125,440	1,556,573	1,066,237	2,696,552
Granted during the year[1,2,3]	5,188,220	48,179	918,543	364,378
Vested during the year	(1,833,896)	(1,038,583)	(231,156)	(250,149)
Forfeited during the year	(716,686)	(108,599)	(201,956)	(361,735)
Awards at 31 December 2024	11,763,078	457,570	1,551,668	2,449,046

	US$m	US$m	US$m	US$m
Fair value of awards granted during the year	70	1	18	8
1.For the purpose of valuation, the share price on grant date for the 2025 WEP allocations was $11.85 (2024: $13.54).
2.For the purpose of valuation, the share price on grant date for the 2025 SWEP allocations was $12.89 (2024: $16.04).
3.For the purpose of valuation, the share price on grant date for Restricted Shares was $15.21 and $14.37 (2024: $19.74 and $19.33) and Performance
Rights was $9.14 (2024:$12.89).
4.Includes awards issued under Executive Incentive Plan (EIP), EIS and PBP Plus. Short-term awards relate to awards with a vesting period of less than five years. Long-term awards relate to awards with a vesting period of 5 years.

Notes to the financial statements E. Other items
for the year ended 31 December 2025
E.3       Related party transactions
The Group’s related party transactions are predominantly with associates of the Group. During the period, the transactions with related parties include purchases of goods/services of $26,949 thousand (2024: $42,162 thousand), sale of goods/services of $6,309 thousand
(2024: $5,720 thousand) and dividend income of $25,572 thousand (2024: $14,776 thousand). As at 31 December 2025, the total amounts owing to related parties is nil (2024: $2,015 thousand) and amounts owing from related parties is $1,946 thousand (2024:
$92 thousand).
The Group is party to contractual arrangements with Driftwood Pipeline LLC that outline future obligations associated with the development and use of transportation services. Refer to Note B.9(a). These arrangements include commitments that become binding once specified milestones and conditions are met.
All transactions to/from related parties are made at arm’s length (normal market rates and on normal commercial terms).
There were no transactions with directors during the year, other than directors' fees. Key management personnel compensation is disclosed in Note E.2(b).
E.4       Auditor remuneration
Note not required for the purposes of US reporting.
E.5       Events after the end of the reporting period
Except for the matters disclosed in Note A.3 no events have occurred after the reporting date that would materially affect the amounts or disclosures in these financial statements
E.6       Joint arrangements
(a) Interest percentage in joint ventures

		Group interest %
Entity	Principal activity	2025	2024
North West Shelf Gas Pty Ltd	Contract administration services for venturers for LNG sales to Japan. Marketing and administration services for venturers for gas processing.	33.3	33.3
North West Shelf Liaison Company Pty Ltd[1]	Liaison for venturers in the sale of LNG to the Japanese market.	—	33.3
China Administration Company Pty Ltd	Contract administration services for venturers for LNG sales to China.	33.3	33.3
North West Shelf Shipping Service Company Pty Ltd[2]	LNG vessel fleet advisor.	—	33.3
North West Shelf Lifting Coordinator Pty Ltd	Allocating, scheduling and administering the lifting of LNG and pipeline gas.	33.3	33.3
1.Entity was deregistered on 29 August 2025.
2.Entity was deregistered on 20 September 2025.

Notes to the financial statements E. Other items
for the year ended 31 December 2025
(b) Interest percentage in joint operations

	Group interest %[1]
	2025	2024

Producing and developing assets
Australia
Scarborough	74.9	74.9
North West Shelf	25.0 - 66.7	25.0 - 66.7
Greater Enfield and Vincent	60.0	60.0
Pluto	90.0	90.0
Pluto Train 2	51.0	51.0
Wheatstone	13.0 - 65.0	13.0 - 65.0
Bass Strait	25.0 - 50.0	25.0 - 50.0
Macedon	71.4	71.4
Pyrenees	40.0 - 71.4	40.0 - 71.4
International
Sangomar	82.0	82.0
Atlantis	44.0	44.0
Mad Dog	23.9	23.9
Shenzi	72.0	72.0
Trion	60.0	60.0
Greater Angostura[2]	—	45.0 - 68.5
Exploration and evaluation assets
Oceania
Browse Basin	30.6	30.6
Carnarvon Basin	31.6 - 70.0	31.6 - 70.0
Bonaparte Basin	26.7 - 35.0	26.7 - 35.0
Africa
Congo	22.5	22.5
Senegal	90.0	90.0
Egypt[3]	27.0 - 40.0	25.0 - 45.0
Americas
US Gulf of America[4]	17.5 - 75.0	23.9 - 75.0
Liard	50.0	50.0
Kitimat	50.0	50.0
Asia
Myanmar	45.0	45.0
Sunrise	33.4	33.4
Caribbean
Barbados	60.0	60.0
Calypso	70.0	70.0
Other Joint Operations
Angel CCS	20.0	20.0
Bonaparte Basin CCS	21.0	21.0
Pluto LNG Trucking	50.0	50.0
NeoSmelt[5]	20.0	—
1.Certain arrangements included in the table are unincorporated contractual arrangements under which the Group has direct rights to specific assets and obligations for specific liabilities. Accordingly, the Group recognises its proportionate share of interest in those assets, liabilities, revenues, and expenses in accordance with the contractual arrangements.
2.The Group divested its interests in the Angostura and Ruby fields in 2025.
3.The Red Sea Block 1 licence in Egypt expired in 2025.
4.Various licences were assigned or relinquished/expired in 2025.
5.The Group joined the NeoSmelt project in 2025.
The principal activities of the joint operations are exploration, development and production of hydrocarbons.

Notes to the financial statements E. Other items
for the year ended 31 December 2025
Significant estimates and judgements
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
•assets, including its share of any assets held jointly;
•liabilities, including its share of any liabilities incurred jointly;
•revenue from the sale of its share of the output arising from the joint operation;
•share of revenue from the sale of the output by the joint operation; and
•expenses, including its share of any expenses incurred jointly.
To the extent the joint arrangement provides the Group with rights to the net assets of the arrangement, the investment is classified as a joint venture and accounted for using the equity method.
Joint arrangements acquired which are deemed to be carrying on a business are accounted for applying the principles of IFRS 3 Business
Combinations. Joint arrangements which are not deemed to be carrying on a business are treated as asset acquisitions.
E.7       Parent entity information
Note not required for the purposes of US reporting.
E.8       Subsidiaries
(a) Subsidiaries

Name of entity	Country of incorporation	Notes
Ultimate Parent Entity
Woodside Energy Group Ltd	Australia	(1,2,3)
Subsidiaries
Company name
Woodside Energy Ltd	Australia	(2,3,4)
Woodside Browse Pty Ltd	Australia	(2,4)
Woodside Burrup Pty Ltd	Australia	(2,3,4)
Burrup Facilities Company Pty Ltd	Australia	(5)
Burrup Train 1 Pty Ltd	Australia	(5)
Pluto LNG Pty Ltd	Australia	(5)
Woodside Burrup Train 2 A Pty Ltd	Australia	(2,4)
Woodside Energy (Karratha Services) Pty Ltd	Australia	(2,4)
Woodside Energy (LNG Fuels and Power) Pty Ltd	Australia	(2,4)
Woodside Energy (Domestic Gas) Pty Ltd	Australia	(2,4)
Woodside Energy (Algeria) Pty Ltd	Australia	(2,4)
Woodside Energy Australia Asia Holdings Pte Ltd	Singapore	(4)
Woodside Energy Holdings International Pty Ltd	Australia	(2,4)
Woodside Energy International (Canada) Limited	Canada	(4)

Notes to the financial statements E. Other items
for the year ended 31 December 2025

Name of entity	Country of incorporation	Notes
Woodside Energy (Canada LNG) Limited	Canada	(4)
Woodside Energy (Canada PTP) Limited	Canada	(4)
KM LNG Operating General Partnership	Canada	(11)
KM LNG Operating Ltd	Canada	(4)
Woodside Energy Holdings Pty Ltd	Australia	(2,3,4)
Woodside Energy Holdings (USA) Inc	United States	(4)
Woodside Energy (USA) Inc	United States	(4)
Gryphon Exploration Company	United States	(4)
Woodside Energy Holdings (NA) LLC	United States	(4)
Woodside Energy (LA) Holdings Inc.	United States	(4)
Woodside Energy (LA) Investments LLC	United States	(4,17)
Woodside Energy (LA) Production Holdings LLC	United States	(4)
Woodside Energy (LA) Production LLC	United States	(4)
Woodside Energy (LA) Production Investments LLC	United States	(4)
Woodside Energy (LA) OpCo LLC	United States	(4)
Woodside Energy (LA) Capital Holdings LLC	United States	(4)
Woodside Energy (LA) Operating LLC	United States	(4)
Louisiana LNG Expansion LLC	United States	(4)
Louisiana LNG Expansion II LLC	United States	(4)
Louisiana LNG LLC	United States	(6)
Louisiana LNG Gas Management LLC	United States	(4)
Louisiana LNG Infrastructure LLC	United States	(7)
Louisiana LNG Common Facilities LLC	United States	(4)
Woodside Energy (LA) Corporate Services LLC	United States	(4)
Woodside Energy (LA) Asset Services LLC	United States	(4)
Woodside Energy (LA) Services LLC	United States	(4)
Woodside Energy (LA) Management LLC	United States	(4)
Delhi Connector LLC	United States	(4)
Woodside Energy (LA) Trading LLC	United States	(4)
Woodside Energy (LA) Marketing Ltd	United Kingdom	(4)
Woodside Energy (LA) Trading UK Ltd.	United Kingdom	(4)
Woodside Energy (LA) Singapore Pte Ltd	Singapore	(4)
Woodside Energy (LA) UK Ltd	United Kingdom	(4)
Woodside Energy (LA) Supply LLC	United States	(4)
PT Woodside Energy Indonesia	Indonesia	(8)
Woodside Energy (Cameroon) SARL	Cameroon	(4)
Woodside Energy (Gabon) Pty Ltd	Australia	(2,4)
Woodside Energy (Malaysia) Pty Ltd	Australia	(2,4)
Woodside Energy (Ireland) Pty Ltd	Australia	(2,4)
Woodside Energy (Korea) Pte Ltd	Singapore	(4)
Woodside Energy (Korea II) Pte Ltd	Singapore	(4)
Woodside Energy (Myanmar) Pte Ltd	Singapore	(4)
Woodside Energy (Morocco) Pty Ltd	Australia	(2,4)
Woodside Energy (New Zealand) Limited	New Zealand	(4)
Woodside Energy Holdings (New Zealand) Limited	New Zealand	(4)
Woodside Energy (Peru) Pty Ltd	Australia	(2,4)
Woodside Energy (Tanzania) Limited	Tanzania	(9)
Woodside Energy (Norge) Pty Ltd	Australia	(2,4)
Woodside Energy Holdings II Pty Ltd	Australia	(2,4)
Woodside Power Pty Ltd	Australia	(2,4)

Notes to the financial statements E. Other items
for the year ended 31 December 2025

Name of entity	Country of incorporation	Notes
Woodside Power (Generation) Pty Ltd	Australia	(2,4)
Woodside Energy Holdings (South America) Pty Ltd	Australia	(2,4)
Woodside Energia (Brasil) Apoio Administrativo Ltda	Brazil	(10)
Woodside Energy Holdings (UK) Pty Ltd	Australia	(2,4)
Woodside Energy (UK) Limited	United Kingdom	(4)
Woodside Energy Finance (UK) Limited	United Kingdom	(4)
Woodside Energy (Congo) Limited	United Kingdom	(4)
Woodside Energy (Bulgaria) Limited	United Kingdom	(4)
Woodside Energy Holdings (Senegal) Limited	United Kingdom	(4)
Woodside Energy (Senegal) B.V.	Netherlands	(4)
Woodside Energy (France) SAS	France	(4)
Woodside Energy Iberia S.A.	Spain	(4)
Woodside Energy (N.A.) Limited	United Kingdom	(4)
Woodside Energy (Namibia) Limited	United Kingdom	(4)
Woodside Energy Services (Qingdao) Co Ltd	China	(4)
Woodside Energy Julimar Pty Ltd	Australia	(2,3,4)
Woodside Energy Technologies Pty Ltd	Australia	(2,4,18)
Woodside Technology Solutions Pty Ltd	Australia	(2,4)
Woodside Energy Scarborough Pty Ltd	Australia	(2,3,4)
Woodside Energy Carbon Holdings Pty Ltd	Australia	(2,4)
Woodside Energy Carbon (Assets) Pty Ltd	Australia	(2,4)
Woodside Energy Carbon (Services) Pty Ltd	Australia	(2,4)
Woodside Energy (Financial Advisory Services) Pty Ltd	Australia	(2,4)
Woodside Energy Trading Singapore Pte Ltd	Singapore	(4)
WelCap Insurance Pte Ltd	Singapore	(4)
Woodside Energy Shipping Singapore Pte Ltd	Singapore	(4)
Metasource Pty Ltd	Australia	(2,4)
LakesEntrance Private Limited	India	(12)
Mermaid Sound Port and Marine Services Pty Ltd	Australia	(2,4)
Woodside Finance Limited	Australia	(2,4)
Woodside Petroleum (Timor Sea 19) Pty Ltd	Australia	(2,4)
Woodside Petroleum (Timor Sea 20) Pty Ltd	Australia	(2,4)
Woodside Petroleum Holdings Pty Ltd	Australia	(2,4,19)
Woodside Energy Global Holdings Pty Ltd	Australia	(2,3,4)
Woodside Energy Global Pty Ltd	Australia	(2,3,4)
Perdido Mexico Pipeline Holdings, S.A. de C.V.	Mexico	(13)
Perdido Mexico Pipeline, S. de R.L. de C.V.	Mexico	(13)
Woodside Energy Investments Pty Ltd	Australia	(2,4)
Woodside Energia Brasil Investimentos Ltda.	Brazil	(14)
Woodside Energia Brasil Exploração e Produção Ltda.	Brazil	(14)
Woodside Energy (Great Britain) Limited	United Kingdom	(4)
Woodside Energy (North West Shelf) Pty Ltd	Australia	(2,3,4,19)
Woodside Energy USA Operations Inc	United States	(15)
Hamilton Brothers Petroleum Corporation	United States	(4)
Hamilton Oil Company LLC	United States	(4)
Woodside Energy (North America) LLC	United States	(4)
Woodside Energy (Americas) Inc.	United States	(4)
Woodside Energy (GOM) Inc.	United States	(4)
Woodside Energy Hawaii Inc.	United States	(4,20)
Woodside Energy Resources Inc.	United States	(4)

Notes to the financial statements E. Other items
for the year ended 31 December 2025

Name of entity	Country of incorporation	Notes
Woodside Energy Holdings (Resources) Inc.	United States	(4)
Woodside Energy USA Services Inc.	United States	(4)
Woodside Energy Marketing Inc.	United States	(4)
Woodside Energy (Deepwater) Inc.	United States	(4,21)
Woodside Energy (USA New Energy Holdings) LLC	United States	(4)
Beaumont New Ammonia LLC	United States	(4)
Woodside Energy (H2 Oklahoma) LLC	United States	(4)
Woodside Energy (Foreign Exploration Holdings) LLC	United States	(4)
Woodside Energy (Trinidad Block 3) Limited	United Kingdom	(4)
Woodside Energy (Trinidad Block 5) Limited	United Kingdom	(4)
Woodside Energy (Trinidad Block 6) Limited	United Kingdom	(4)
Woodside Energy (Trinidad Block 7) Limited	United Kingdom	(4)
Woodside Energy (Trinidad Block 14) Limited	United Kingdom	(4)
Woodside Energy (Trinidad Block 23A) Limited	United Kingdom	(4)
Woodside Energy (Trinidad Block 23B) Limited	United Kingdom	(4)
Woodside Energy (Trinidad Block 28) Limited	United Kingdom	(4)
Woodside Energy (Trinidad Block 29) Limited	United Kingdom	(4)
Woodside Energy (Bimshire) Limited	United Kingdom	(4)
Woodside Energy (Egypt) Limited	United Kingdom	(4)
Woodside Energy (Carlisle Bay) Limited	United Kingdom	(4)
Woodside Energy (Mexico) Limited	United Kingdom	(4)
Woodside Energía Servicios Administrativos, S. de R.L. de C.V.	Mexico	(16)
Woodside Energía Servicios de México, S. de R.L. de C.V.	Mexico	(16)
Woodside Energy (Mexico Holdings) LLC	United States	(4)
Operaciones Conjuntas, S. de R.L. de C.V.	Mexico	(16)
Woodside Energía Holdings de México, S. de R.L. de C.V.	Mexico	(16)
Woodside Petróleo Operaciones de México, S. de R.L. de C.V.	Mexico	(16)
Woodside Energy (Australia) Pty Ltd	Australia	(2,3,4)
Woodside Energy (International Exploration) Pty Ltd	Australia	(2,4)
Woodside Energy (Bass Strait) Pty Ltd	Australia	(2,3,4)
Woodside Energy (Victoria) Pty Ltd	Australia	(2,4)
Woodside Energy Holdings LLC	United States	(2,4)
Woodside Energy (Canada) Corporation	Canada	(4)
Koolbardi Pte Ltd	Singapore	(2,4)
1.Woodside Energy Group Ltd is the ultimate holding company and the head entity within the tax consolidated group.
2.These companies were members of the Australian tax consolidated group at 31 December 2025.
3.These companies were parties to the Deed of Cross Guarantee at 31 December 2025.
4.All subsidiaries are wholly owned except those referred to in Notes 5 to 16.
5.Kansai Electric Power Australia Pty Ltd and MidOcean Pluto Pty Ltd each hold a 5% interest in the shares of these subsidiaries. These subsidiaries are controlled.
6.Williams Louisiana LNG LLC holds a 10% interest in the shares of Louisiana LNG LLC, a subsidiary controlled by the Group.
7.Stonepeak Wallaby I Acquiror LP holds a 57% interest in the shares of Louisiana LNG Infrastructure LLC, a subsidiary controlled by the Group.
Stonepeak’s non-controlling interest (NCI) percentage is based on the proportion of total contributions to date and will fluctuate during the construction phase. The NCI percentage is expected to revert to 40% when the project starts generating revenue.
8.As at 31 December 2025, Woodside Energy Holdings Pty Ltd held a 99% interest in the shares of PT Woodside Energy Indonesia. Woodside Energy
Ltd held the remaining 1% interest.
9.As at 31 December 2025, Woodside Energy Holdings Pty Ltd held >99.99% interest in the shares of Woodside Energy (Tanzania) Limited and
Woodside Energy Ltd held the remaining interest.
10.As at 31 December 2025, Woodside Energy Holdings (South America) Pty Ltd held 87.64% interest in the shares of Woodside Energia (Brasil) Apoio
Administrativo Ltda and Woodside Energy Ltd held the remaining interest.
11.As at 31 December 2025, Woodside Energy International (Canada) Limited and Woodside Energy (Canada LNG) Limited were the general partners of the KM LNG Operating General Partnership holding a 99.99% and 0.01% partnership interest, respectively. Country of incorporation reflects the place of formation.
12.As at 31 December 2025, Woodside Energy Ltd held 99%interest in the shares of LakesEntrance Private Limited. Woodside Energy Holdings Pty Ltd
held the remaining 1% interest.

Notes to the financial statements E. Other items
for the year ended 31 December 2025
13.As at 31 December 2025, Woodside Energy Global Holdings Pty Ltd held a 99.99% interest in shares of Perdido Mexico Pipeline Holdings, S.A. de
C.V. Woodside Energy Investments Pty Ltd held the remaining 0.01% interest. As at 31 December 2025, Perdido Mexico Pipeline Holdings S.A. de
C.V. held a 99.99% interest in shares of Perdido Mexico Pipeline S. de R.L. de C.V. Woodside Energy Investments Pty Ltd held the remaining 0.01%
interest.
14.As at 31 December 2025, Woodside Energy Investments Pty Ltd held a 99.97% interest in shares of Woodside Energia Brasil Investimentos Ltda.
Woodside Energy Global Holdings Pty Ltd held the remaining 0.03% interest. As at 31 December 2025, Woodside Energia Brasil Investimentos Ltda.
held >99.99% interest in shares of Woodside Energia Brasil Exploração e Produção Ltda. Woodside Energy Global Holdings Pty Ltd held the remaining interest.
15.As at 31 December 2025, Woodside Energy Global Holdings Pty Ltd held 90% voting interest and 37.67% interest in shares of Woodside Energy
USA Operations Inc. Woodside Energy Holdings LLC held the remaining 10.00% voting interest and 62.33% interest in shares.
16.As at 31 December 2025, Woodside Energy (Mexico) Limited held a 99% interest in shares of Woodside Energía Servicios Administrativos, S. de
R.L. de C.V., Woodside Energía Servicios de México, S. de R.L. de C.V. and Operaciones Conjuntas, S. de R.L. de C.V. and 99.99% interest in shares of Woodside Energía Holdings de México, S. de R.L. de C.V. Woodside Energy (Mexico Holdings) LLC held the remaining 1% and 0.01%
interests. As at 31 December 2025, Woodside Energía Holdings de México, S. de R.L. de C.V. held a 99% interest in shares of Woodside Petróleo
Operaciones de México, S. de R.L. de C.V. Woodside Energy (Mexico Holdings) LLC held the remaining 1% interest.
17.As at 31 December 2025, Woodside Energy (LA) Investments LLC held 20.00% of the shares in Driftwood Pipeline LLC. This investment has been accounted for as an investment in associate.
18.As at 31 December 2025, Woodside Energy Technologies Pty Ltd held 16.17% of the shares in Blue Ocean Seismic Services Limited and 25.32% of the shares in Oakbio Inc which are accounted for as investments in associate.
19.As at 31 December 2025, Woodside Energy (North West Shelf) Pty Ltd and Woodside Petroleum Holdings Pty Ltd each held 16.67% of the shares in
International Gas Transportation Company Limited. This investment has been accounted for as an investment in associate.
20.As at 31 December 2025, Woodside Energy Hawaii Inc held 14.96% of the shares in Iwilei District Participating Parties LLC which is accounted for as an investment in associate.
21.As at 31 December 2025, Woodside Energy (Deepwater) Inc held 25.00% of the shares in Caesar Oil Pipeline Company LLC, 22.00% of the shares in
Cleopatra Gas Gathering Company LLC and 13.08% of the shares in Marine Well Containment Company LLC. These are accounted for as investments in associates.
Classification
Subsidiaries are all the entities over which the Group has the power over the investee such that the Group is able to direct the relevant activities; has exposure, or rights, to variable returns from its involvement with the investee; and has the ability to use its power over the investee to affect the amount of the investor’s returns.
(b) Subsidiaries with material non-controlling interests
The Group has two Australian subsidiaries and two International subsidiaries with material non-controlling interests (NCI).

Name of entity	Principal place of business	% held by NCI	NCI parties
Burrup Facilities Company Pty Ltd	Australia	10.00%	Kansai Electric Power Australia Pty Ltd and MidOcean Pluto Pty Ltd
Burrup Train 1 Pty Ltd	Australia	10.00%	Kansai Electric Power Australia Pty Ltd and MidOcean Pluto Pty Ltd
Louisiana LNG Infrastructure LLC[1]	United States	56.84%	Stonepeak
Louisiana LNG LLC	United States	10.00%	Williams
1.The non-controlling interest in Louisiana LNG Infrastructure LLC is measured at its proportionate share of the subsidiary’s net assets. The proportion of net assets each member is entitled to upon liquidation varies prior to operations commencement. Prior to this milestone, entitlements are determined in proportion to the cumulative capital contributions made by each member. The NCI percentage is expected to revert to 40% when the project commences operations.
The summarised financial information (including consolidation adjustments but before intercompany eliminations) of subsidiaries with material NCI is as follows:

Notes to the financial statements E. Other items
for the year ended 31 December 2025

	2025	2024	2023
	US$m	US$m	US$m
Burrup Facilities Company Pty Ltd
Current assets	288	332	513
Non-current assets	4,810	5,069	5,020
Current liabilities	(38)	(51)	(58)
Non-current liabilities	(544)	(553)	(568)
Net assets	4,516	4,797	4,907
Accumulated balance of NCI	452	480	491
Revenue	386	873	839
Profit	76	450	400
Profit allocated to NCI	8	45	40
Dividends paid to NCI	(36)	(56)	(51)
Operating	241	549	570
Investing	(69)	(47)	(58)
Financing	(172)	(502)	(512)
Net increase/(decrease) in cash and cash equivalents	—	—	—
Burrup Train 1 Pty Ltd
Current assets	225	291	453
Non-current assets	2,729	3,009	2,806
Current liabilities	(39)	(239)	(121)
Non-current liabilities	(306)	(322)	(341)
Net assets	2,609	2,739	2,797
Accumulated balance of NCI	261	274	280
Revenue	764	1,448	1,393
Profit	117	284	222
Profit allocated to NCI	11	28	22
Dividends paid to NCI	(25)	(34)	(31)
Operating	48	497	321
Investing	(336)	(242)	(80)
Financing	288	(255)	(241)
Net increase/(decrease) in cash and cash equivalents	—	—	—

Notes to the financial statements E. Other items
for the year ended 31 December 2025

	2025	2024	2023
	US$m	US$m	US$m
Louisiana LNG Infrastructure LLC
Current assets	260	—	—
Non-current assets	5,402	—	—
Current liabilities	(318)	—	—
Non-current liabilities	(86)	—	—
Net assets	5,258	—	—
Accumulated balance of NCI	2,989	—	—
Revenue	—	—	—
Profit	—	—	—
Profit allocated to NCI	—	—	—
Dividends paid to NCI	—	—	—
Operating	9	—	—
Investing	(3,631)	—	—
Financing	3,774	—	—
Net increase/(decrease) in cash and cash equivalents	152	-	-
Louisiana LNG LLC
Current assets	118	—	—
Non-current assets	2,331	—	—
Current liabilities	(143)	—	—
Non-current liabilities	(37)	—	—
Net assets	2,269	—	—
Accumulated balance of NCI	227	—	—
Revenue	—	—	—
Profit	(2)	—	—
Profit allocated to NCI	—	—	—
Dividends paid to NCI	—	—	—
Operating	1	—	—
Investing	(1,714)	—	—
Financing	1,780	—	—
Net increase/(decrease) in cash and cash equivalents	67	—	—
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
The tax expense/benefit, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax consolidated group are recognised in the separate financial statements of the members of the tax consolidated group, using the stand-
alone approach.
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

Notes to the financial statements E. Other items
for the year ended 31 December 2025
US tax consolidation
The Group has two separate USA Tax Consolidation Groups as at 31 December 2025:
•Woodside Energy USA Operations Inc. and its wholly owned USA controlled entities have elected to file a consolidated tax return, with Woodside Energy USA Operations Inc. as the parent of the tax consolidated group (USA TCG 1).
•Woodside Energy Holdings (USA) Inc. and its wholly owned USA controlled entities have elected to file a consolidated tax return, with Woodside Energy Holdings (USA) Inc. as the parent of the tax consolidated group. The consolidated tax return will include the subsidiaries acquired as part of the Tellurian acquisition from acquisition date. Deferred tax assets and liabilities arising from temporary differences within this consolidated group have been recognised to the extent that they do not meet the initial recognition exemption in relation to the Tellurian acquisition (USA TCG 2).
The tax expense/benefit, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax consolidated group are computed on a separate company basis.
Entities within the tax consolidated group have entered into a tax sharing agreement. Under the tax sharing agreement, the tax liability for the consolidated group or the utilisation of tax attributes are settled periodically between the members of the group. The tax sharing agreement between members of the tax consolidated group has no overall impact on the financial statements.
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
New standards and interpretations not yet adopted
Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for the 31 December 2025 reporting period and have not been early adopted by the Group:
•IFRS 18 Presentation and Disclosure in Financial Statements will replace IAS 101 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, particularly those related to the consolidated income statement and providing management-defined performance measures within the financial statements. Management is currently assessing the detailed implications of applying the new standard on the Group’s financial statements. The Group will apply the new standard from its mandatory effective date of 1 January 2027. Retrospective application is required.
•Amendments to IFRS 7 & IFRS 9 Classification and Measurement of Financial Instruments introducing an option to derecognise financial liabilities that are settled via electronic transfer before the settlement date. The amendments also provide additional guidance on the assessment of whether contractual cash flows of certain financial assets meet the “solely payments of principal and interest” (SPPI) criterion, including assets with terms that may alter the timing or amount of cash flows, assets with non‑recourse features, and contractually linked instruments. In addition, the amendments introduce new disclosure requirements for financial instruments with contractual terms that allow cash flows to change in response to events not directly related to basic lending risks.
Management is currently assessing the detailed implications of applying the new standard on the Group’s financial statements.
The Group will apply the new standard from its mandatory effective date of 1 January 2026.

Consolidated entity disclosure statement
As at 31 December 2025
Consolidated entity disclosure statement
Note not required for the purposes of US reporting.

Directors’ declaration
Directors’ declaration
Not required for the purposes of US reporting.

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Woodside Energy Group Ltd
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Woodside Energy Group Ltd and its subsidiaries (the
“Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of
December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of
Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the
Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting
Standards Board (“IFRS”). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's
Annual Report on Internal Control over Financial Reporting appearing under Item 15 Controls and Procedures. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States)
(PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Impairment Assessment of certain property, plant and equipment and goodwill
As described in Notes B.3 and B.4 to the consolidated financial statements, the Company’s property, plant and equipment (PP&E)
balance was $46,555 million, and the Company’s goodwill balance was $3,952 million as of December 31, 2025. As further described in
Note B.4 to the consolidated financial statements, cash-generating units (“CGUs”) with allocated goodwill are tested for impairment at least annually, while CGUs without allocated goodwill are tested for impairment when there is an indicator of impairment. Certain CGUs meeting those criteria were tested for impairment as at December 31, 2025, whereby the recoverable amount of the CGU is compared with its carrying value. The recoverable amounts of those CGUs were estimated using the fair value less costs of disposal approach utilizing cash flow models. Management’s cash flow models included significant judgments and assumptions relating to oil and gas reserves and resources, estimates of future production and commodity prices, forecast expenditures incorporating expected inflation and foreign exchange rates, discount rate assumptions, and estimates of carbon costs.
The principal considerations for our determination that performing procedures relating to the impairment assessment of certain PP&E and goodwill is a critical audit matter are (i) there is a significant level of judgment applied by management, including the use of management’s specialists, in the determination of the significant estimates and assumptions included in the impairment models; (ii) this in turn led to a high degree of auditor judgment, effort and subjectivity in performing procedures and evaluating management’s significant assumptions and estimates; and (iii) the nature and extent of audit effort required to perform the procedures and evaluate management’s significant assumptions and estimates involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing the effectiveness of controls relating to management’s assessment of the significant estimates and assumptions included within the impairment models; (ii) assessing the reasonableness of significant estimates and assumptions applied by management; (iii) evaluating the work of management’s specialists involved in the determination of significant estimates and assumptions; (iv) evaluating the disclosures made regarding the impairment assessment of PP&E and goodwill in the consolidated financial statements against the requirements of IFRS; and (v) professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of management’s recoverable amount estimates.
Valuation of the Petroleum Resource Rent Tax (PRRT) deferred tax assets (DTAs) - Pluto
As described in Note A.5 to the consolidated financial statements, the Company has recognized deferred tax assets of $2,658 million as of December 31, 2025, of which $1,408 million relates to PRRT, including the Pluto PRRT DTA. PRRT is considered, for accounting purposes, to be an income tax. PRRT DTAs are based on estimates of future taxable profits available to recover incurred general and exploration expenditure. Management’s estimation of the PRRT DTAs involves significant judgments and assumptions including assessing the forecast future taxable profits (which are risk-adjusted where appropriate by a market premium risk rate to reflect uncertainty inherent in long-term forecasts) generated from the Australian assets, which have regard to the future commodity price assumptions, future augmentation and forecast assessable revenues, exploration and general expenditure.
The principal considerations for our determination that performing procedures relating to valuation of the Pluto PRRT DTAs is a critical audit matter are (i) there is a significant level of judgment applied by management in determining the recoverability of the PRRT DTAs, including having regard to the judgments and assumptions mentioned above, and considering the specialized knowledge and input of management’s specialists informing significant estimates and assumptions; (ii) this in turn led to a high degree of auditor judgment, effort and subjectivity in performing procedures and evaluating management’s methodology, significant assumptions and estimates; and
(iii) the nature and extent of audit effort required to perform the procedures and evaluate management’s methodology, significant assumptions and estimates involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing the effectiveness of controls relating to management’s assessment of the significant judgments and assumptions included within the PRRT modelling and recoverability assessment; (ii) assessing the reasonableness of significant judgments and assumptions applied by management to estimate the recoverable amount of DTAs; (iii) evaluating the work of management’s specialists involved in the determination of significant judgments and estimates; (iv) evaluating the disclosures made regarding the PRRT DTAs recognized in the consolidated financial statements against the requirements of IFRS; and (v) professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of management’s assessment of recoverability of the PRRT DTAs including certain significant assumptions.
/s/ PricewaterhouseCoopers
Perth, Australia
February 24, 2026
We have served as the Company’s auditor since 2022.
Supplementary information on oil and gas (unaudited)
See “Item 4.B Business Overview” in this 2025 Form 20-F for Supplementary oil and gas (unaudited) information pursuant to FASB
932.

ITEM 19. EXHIBITS

Exhibit no	Description

1.1	Constitution of Woodside Energy Group Ltd (incorporated by reference to Exhibit 99.4 to the Registrant’s Report on Form 6-K (File No. 333-264268) filed with the Commission on 20 May 2022).

2.1*	Description of Securities

4.1
Indenture, dated as of 12 September 2024, among Woodside Finance Limited, Woodside Energy Group Ltd, and the Bank of New York Mellon (incorporated by reference to Exhibit 4.1 of the Registrant’s Report on
Form 6-K (File No. 001-41404) filed with the Commission on 12 September 2024).

4.2	Equity Award Rules (incorporated by reference to Exhibit 4.2 to the Registrant’s annual report on Form 20-F filed with the Commission on February 27, 2024).

4.3	Woodside Equity Plan (incorporated by reference to Exhibit 10.1 of the Registrant’s registration statement on Form S-8 (File No. 333-267432) filed with the Commission on 15 September 2022).

4.4	Supplementary Woodside Equity Plan (incorporated by reference to Exhibit 10.2 of Woodside’s registration statement on Form S-8 (File No. 333-267432) filed with the Commission on 15 September 2022).

8.1*	List of Subsidiaries

11.1*	Code of ethics

11.2*	Securities Dealing Policy of Woodside Energy Group Ltd

12.1*	CEO certification under Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO certification under Section 302 of the Sarbanes-Oxley Act of 2002

13.1#	CEO certification under Section 906 of the Sarbanes-Oxley Act of 2002

13.2#	CFO certification under Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers

15.2	Woodside 2025 Annual Report

17.1*	List of subsidiary guarantors and issuers of guaranteed securities

97.1*	Compensation Recovery Policy of Woodside Energy Group Ltd

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover page Interactive Data File (embedded within the Inline XBRL document)
*Filed herewith
#Furnished herewith
The total amount of long-term debt securities of Woodside Energy Group Ltd and its subsidiaries authorised under instruments other than those listed above does not exceed 10% of the total assets of Woodside Energy Group Ltd and its subsidiaries on a consolidated basis. The company agrees to furnish copies of any such instruments to the Commission upon request.
Certain of the information included within Exhibit 15.2, which is provided pursuant to Rule 12b-23 of the Securities
Exchange Act of 1934, as amended, is incorporated by reference in this 2025 Form 20-F, as specified elsewhere in this 2025
Form 20-F. With the exception of the items and pages so specified, the Woodside 2025 Annual Report is not deemed to be filed as part of this 2025 Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Woodside Energy Group Ltd

/s/ Liz Westcott

Liz Westcott
Acting Chief Executive Officer

Dated: 24 February 2026